1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 06, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2013 and 2012 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2013, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By

MORRIS CHANG

Chairman

February 18, 2014

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2013 and 2012 and January 1, 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2013 and 2012 and January 1, 2012, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the International Financial Reporting Standards, International Accounting Standards, interpretation as well as related guidance translated by Accounting Research and Development Foundation endorsed by the Financial Supervisory Commission of the Republic of China with the effective dates.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the years ended December 31, 2013 and 2012 on which we have issued an unqualified opinion.

February 18, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Member of Deloitte Touche Tohmatsu Limited

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2013		December 31, 2012		January 1, 2012
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$242,695,447	19	$143,410,588	15	$143,472,277	18
Financial assets at fair value through profit or loss (Note 7)	90,353	—	39,554	—	15,360	—
Available-for-sale financial assets (Note 8)	760,793	—	2,410,635	—	3,308,770	—
Held-to-maturity financial assets (Note 9)	1,795,949	—	5,056,973	1	3,825,680	1
Notes and accounts receivable, net (Note 11)	71,649,926	6	57,777,586	6	45,830,288	6
Receivables from related parties (Note 37)	291,708	—	353,811	—	185,764	—
Other receivables from related parties (Note 37)	221,576	—	185,550	—	122,292	—
Inventories (Notes 5 and 12)	37,494,893	3	37,830,498	4	24,840,582	3
Other financial assets (Note 38)	501,785	—	473,833	—	617,142	—
Other current assets (Note 17)	2,984,224	—	2,786,408	—	2,174,014	—

Total current assets	358,486,654	28	250,325,436	26	224,392,169	28

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	58,721,959	5	38,751,245	4	—	—
Held-to-maturity financial assets (Note 9)	—	—	—	—	5,243,167	1
Financial assets carried at cost (Note 13)	2,145,591	—	3,605,077	—	4,315,005	1
Investments accounted for using equity method (Notes 5 and 14)	28,316,260	2	23,360,918	3	24,886,931	3
Property, plant and equipment (Notes 5 and 15)	792,665,913	63	617,562,188	64	490,422,153	63
Intangible assets (Notes 5 and 16)	11,490,383	1	10,959,569	1	10,861,563	1
Deferred income tax assets (Notes 5 and 31)	7,239,609	1	13,128,219	2	13,604,218	2
Refundable deposits (Note 37)	2,519,031	—	2,426,712	—	4,518,863	1
Other noncurrent assets (Note 17)	1,469,577	—	1,235,144	—	1,306,746	—

Total noncurrent assets	904,568,323	72	711,029,072	74	555,158,646	72

TOTAL	$1,263,054,977	100	$961,354,508	100	$779,550,815	100

	December 31, 2013		December 31, 2012		January 1, 2012
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans (Note 18)	$15,645,000	1	$34,714,929	4	$25,926,528	3
Financial liabilities at fair value through profit or loss (Note 7)	33,750	—	15,625	—	13,742	—
Hedging derivative financial liabilities (Note 10)	—	—	—	—	232	—
Accounts payable	14,670,260	1	14,490,429	2	10,530,487	1
Payables to related parties (Note 37)	1,688,456	—	748,613	—	1,328,521	—
Salary and bonus payable	8,330,956	1	7,535,296	1	6,148,499	1
Accrued profit sharing to employees and bonus to directors and supervisors (Note 24)	12,738,801	1	11,186,591	1	9,081,293	1
Payables to contractors and equipment suppliers	89,810,160	7	44,831,798	5	35,540,526	5
Income tax payable (Note 31)	22,563,286	2	15,635,594	2	10,656,124	1
Provisions (Notes 5 and 19)	7,603,781	1	6,038,003	—	5,068,263	1
Accrued expenses and other current liabilities (Notes 15 and 22)	16,693,484	1	13,148,944	1	13,218,235	2
Current portion of bonds payable and long-term bank loans (Notes 20 and 21)	—	—	128,125	—	4,562,500	1

Total current liabilities	189,777,934	15	148,473,947	16	122,074,950	16

NONCURRENT LIABILITIES
Hedging derivative financial liabilities (Note 10)	5,481,616	—	—	—	—	—
Bonds payable (Note 20)	210,767,625	17	80,000,000	8	18,000,000	3
Long-term bank loans (Note 21)	40,000	—	1,359,375	—	1,587,500	—
Provisions (Note 19)	10,452	—	4,891	—	2,889	—
Other long-term payables (Note 22)	36,000	—	54,000	—	—	—
Obligations under finance leases (Note 15)	776,230	—	748,115	—	870,993	—
Accrued pension cost (Notes 5 and 23)	7,589,926	1	6,921,234	1	6,241,024	1
Guarantee deposits	151,660	—	203,890	—	443,983	—
Others	648,449	—	495,150	—	400,831	—

Total noncurrent liabilities	225,501,958	18	89,786,655	9	27,547,220	4

Total liabilities	415,279,892	33	238,260,602	25	149,622,170	20

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 24)	259,286,171	21	259,244,357	27	259,162,226	33

Capital surplus (Note 24)	55,858,626	4	55,675,340	6	55,471,662	7

Retained earnings (Note 24)
Appropriated as legal capital reserve	132,436,003	11	115,820,123	12	102,399,995	13
Appropriated as special capital reserve	2,785,741	—	7,606,224	1	6,433,874	1
Unappropriated earnings	382,971,408	30	284,985,121	29	211,630,458	27

	518,193,152	41	408,411,468	42	320,464,327	41

Others (Note 24)	14,170,306	1	(2,780,485)	—	(7,606,219)	(1)

Equity attributable to shareholders of the parent	847,508,255	67	720,550,680	75	627,491,996	80
NONCONTROLLING INTERESTS (Note 24)	266,830	—	2,543,226	—	2,436,649	—

Total equity	847,775,085	67	723,093,906	75	629,928,645	80

TOTAL	$1,263,054,977	100	$961,354,508	100	$779,550,815	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2013		2012
	Amount	%	Amount	%
NET REVENUE (Notes 5, 26, 37 and 42)	$597,024,197	100	$506,745,234	100
COST OF REVENUE (Notes 12, 33 and 37)	316,057,820	53	262,583,098	52

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES	280,966,377	47	244,162,136	48
UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES	(20,870)	—	(25,029)	—

GROSS PROFIT	280,945,507	47	244,137,107	48

OPERATING EXPENSES (Notes 5, 33 and 37)
Research and development	48,118,165	8	40,383,195	8
General and administrative	18,928,544	3	17,631,694	3
Marketing	4,516,525	1	4,495,986	1

Total operating expenses	71,563,234	12	62,510,875	12

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 27 and 33)	47,090	—	(449,364)	—

INCOME FROM OPERATIONS (Note 42)	209,429,363	35	181,176,868	36

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture (Notes 14 and 42)	3,972,031	1	2,073,729	—
Other income (Note 28)	2,342,123	—	1,716,093	—
Foreign exchange gain, net	285,460	—	582,498	—
Finance costs (Notes 10 and 29)	(2,646,776)	—	(1,020,422)	—
Other gains and losses (Notes 30 and 37)	2,104,921	—	(2,852,310)	—

Total non-operating income and expenses	6,057,759	1	499,588	—

INCOME BEFORE INCOME TAX	215,487,122	36	181,676,456	36
INCOME TAX EXPENSE (Notes 31 and 42)	27,468,185	5	15,552,654	3

NET INCOME	188,018,937	31	166,123,802	33

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2013		2012
	Amount	%	Amount	%
OTHER COMPREHENSIVE INCOME (LOSS) (Notes 10, 14, 23, 24 and 31)
Exchange differences arising on translation of foreign operations	$3,668,509	1	$(4,322,697)	(1)
Changes in fair value of available-for-sale financial assets	13,290,385	2	9,534,269	2
Cash flow hedges	—	—	232	—
Share of other comprehensive income (loss) of associates and joint venture	(59,740)	—	53,748	—
Actuarial loss from defined benefit plans	(662,074)	—	(685,978)	—
Income tax benefit (expense) related to components of other comprehensive income	115,168	—	(326,942)	—

Other comprehensive income for the year, net of income tax	16,352,248	3	4,252,632	1

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$204,371,185	34	$170,376,434	34

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$188,146,790	31	$166,318,286	33
Noncontrolling interests	(127,853)	—	(194,484)	—

	$188,018,937	31	$166,123,802	33

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$204,505,782	34	$170,521,543	34
Noncontrolling interests	(134,597)	—	(145,109)	—

	$204,371,185	34	$170,376,434	34

	2013	2012
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent
EARNINGS PER SHARE (NT$, Note 32)
Basic earnings per share	$7.26	$6.42

Diluted earnings per share	$7.26	$6.41

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets
	Capital Stock- Common Stock			Retained Earnings
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total			Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2012	25,916,222	$259,162,226	$55,471,662	$102,399,995	$6,433,874	$211,630,458	$320,464,327	$(6,433,364)	$(1,172,762)	$(93)	$(7,606,219)	$627,491,996	$2,436,649	$629,928,645
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	13,420,128	—	(13,420,128)	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	1,172,350	(1,172,350)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,748,668)	(77,748,668)	—	—	—	—	(77,748,668)	—	(77,748,668)

Total	—	—	—	13,420,128	1,172,350	(92,341,146)	(77,748,668)	—	—	—	—	(77,748,668)	—	(77,748,668)

Net income in 2012	—	—	—	—	—	166,318,286	166,318,286	—	—	—	—	166,318,286	(194,484)	166,123,802
Other comprehensive income in 2012, net of income tax	—	—	—	—	—	(622,477)	(622,477)	(4,320,442)	9,146,083	93	4,825,734	4,203,257	49,375	4,252,632

Total comprehensive income in 2012	—	—	—	—	—	165,695,809	165,695,809	(4,320,442)	9,146,083	93	4,825,734	170,521,543	(145,109)	170,376,434

Issuance of stock from exercise of employee stock options	8,213	82,131	160,357	—	—	—	—	—	—	—	—	242,488	—	242,488
Stock option compensation cost of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	6,219	6,219
Adjustments to share of changes in equity of associates and joint venture	—	—	2,588	—	—	—	—	—	—	—	—	2,588	—	2,588
Adjustments arising from changes in percentage of ownership in subsidiaries	—	—	40,733	—	—	—	—	—	—	—	—	40,733	(40,733)	—
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	286,200	286,200

BALANCE, DECEMBER 31, 2012	25,924,435	259,244,357	55,675,340	115,820,123	7,606,224	284,985,121	408,411,468	(10,753,806)	7,973,321	—	(2,780,485)	720,550,680	2,543,226	723,093,906
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	16,615,880	—	(16,615,880)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(4,820,483)	4,820,483	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,773,307)	(77,773,307)	—	—	—	—	(77,773,307)	—	(77,773,307)

Total	—	—	—	16,615,880	(4,820,483)	(89,568,704)	(77,773,307)	—	—	—	—	(77,773,307)	—	(77,773,307)

Net income in 2013	—	—	—	—	—	188,146,790	188,146,790	—	—	—	—	188,146,790	(127,853)	188,018,937
Other comprehensive income in 2013, net of income tax	—	—	—	—	—	(591,799)	(591,799)	3,613,444	13,337,460	(113)	16,950,791	16,358,992	(6,744)	16,352,248

Total comprehensive income in 2013	—	—	—	—	—	187,554,991	187,554,991	3,613,444	13,337,460	(113)	16,950,791	204,505,782	(134,597)	204,371,185

Issuance of stock from exercise of employee stock options	4,182	41,814	82,756	—	—	—	—	—	—	—	—	124,570	—	124,570
Stock option compensation cost of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	5,312	5,312
Adjustments to share of changes in equity of associates and joint venture	—	—	38,084	—	—	—	—	—	—	—	—	38,084	—	38,084
Adjustments arising from changes in percentage of ownership in subsidiaries	—	—	62,446	—	—	—	—	—	—	—	—	62,446	(62,446)	—
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	188,488	188,488
Effect of deconsolidation of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(2,273,153)	(2,273,153)

BALANCE, DECEMBER 31, 2013	25,928,617	$259,286,171	$55,858,626	$132,436,003	$2,785,741	$382,971,408	$518,193,152	$(7,140,362)	$21,310,781	$(113)	$14,170,306	$847,508,255	$266,830	$847,775,085

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$215,487,122	$181,676,456
Adjustments for:
Depreciation expense	153,979,847	129,168,514
Amortization expense	2,202,022	2,180,775
Stock option compensation cost of subsidiary	5,312	6,219
Finance costs	2,646,776	1,020,422
Share of profits of associates and joint venture	(3,972,031)	(2,073,729)
Interest income	(1,835,980)	(1,645,036)
Gain on disposal of property, plant and equipment and intangible assets, net	(48,848)	(103)
Impairment loss on property, plant and equipment	—	444,505
Impairment loss of financial assets	352,214	4,231,602
Gain on disposal of available-for-sale financial assets, net	(1,267,086)	(399,598)
Gain on disposal of financial assets carried at cost, net	(44,721)	(141,491)
Loss (gain) on disposal of investments in associates	733	(4,977)
Gain on deconsolidation of subsidiary	(293,578)	—
Unrealized gross profit on sales to associates	20,870	25,029
Loss (gain) on foreign exchange, net	317,547	(3,219,144)
Dividend income	(506,143)	(71,057)
Income from receipt of equity securities in settlement of trade receivables	(9,977)	(886)
Loss on hedging instruments	5,602,779	—
Gain on arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(5,071,118)	—
Changes in operating assets and liabilities:
Derivative financial instruments	(32,189)	(22,311)
Notes and accounts receivable, net	(14,131,066)	(11,947,191)
Receivables from related parties	(204,278)	(168,047)
Other receivables from related parties	50,589	(63,258)
Inventories	122,472	(12,989,916)
Other financial assets	18,578	53,182
Other current assets	(312,251)	648,051
Accounts payable	346,401	3,656,358
Payables to related parties	850,094	(605,182)
Salary and bonus payable	883,925	1,386,797
Accrued profit sharing to employees and bonus to directors and supervisors	1,552,210	2,105,298
Accrued expenses and other current liabilities	3,531,017	2,051,785
Provisions	1,595,810	977,901
Accrued pension cost	9,554	(5,769)

Cash generated from operations	361,846,606	296,275,199
Income taxes paid	(14,463,069)	(11,312,039)

Net cash generated by operating activities	347,383,537	284,963,160

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2013	2012
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(21,303)	$(31,525,876)
Held-to-maturity financial assets	(1,795,949)	—
Financial assets carried at cost	(27,165)	(56,512)
Property, plant and equipment	(287,594,773)	(246,137,361)
Intangible assets	(2,750,361)	(1,782,299)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	2,418,578	964,367
Held-to-maturity financial assets	5,145,850	2,711,440
Financial assets carried at cost	67,986	353,656
Property, plant and equipment	173,554	157,484
Other assets	—	26,688
Costs from entering into hedging transactions	(143,982)	—
Interest received	1,790,725	1,719,026
Other dividends received	506,143	71,057
Dividends received from associates	2,141,881	2,088,472
Refundable deposits paid	(98,888)	(517,162)
Refundable deposits refunded	113,399	2,609,313
Net cash outflow from deconsolidation of subsidiary (Note 34)	(979,910)	—

Net cash used in investing activities	(281,054,215)	(269,317,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bonds	130,844,821	62,000,000
Repayment of bonds	—	(4,500,000)
Increase (decrease) in short-term loans	(19,636,240)	9,747,094
Increase in long-term bank loans	690,000	50,000
Repayment of long-term bank loans	(62,500)	(212,500)
Repayment of other long-term payables	(853,788)	(2,367,866)
Interest paid	(1,330,886)	(736,607)
Guarantee deposits received	41,519	15,671
Guarantee deposits refunded	(113,087)	(255,764)
Decrease in obligations under finance leases	(27,796)	(108,863)
Proceeds from exercise of employee stock options	124,570	242,488
Cash dividends	(77,773,307)	(77,748,668)
Increase in noncontrolling interests	202,619	286,200

Net cash generated by (used in) financing activities	32,105,925	(13,588,815)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	849,612	(2,118,327)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	99,284,859	(61,689)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	143,410,588	143,472,277

CASH AND CASH EQUIVALENTS, END OF YEAR	$242,695,447	$143,410,588

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 42.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on February 18, 2014.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

On May 14, 2009, the Financial Supervisory Commission (FSC) announced the roadmap of IFRSs adoption for R.O.C. companies. Accordingly, starting 2013, companies with shares listed on the TWSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare the consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, International Accounting Standards (IASs), interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC with the effective dates (collectively, “Taiwan-IFRSs”.)

a.	New and revised standards, amendments and interpretations in issue but not yet effective

As of the date that the accompanying consolidated financial statements were authorized for issue, the new, revised or amended IFRSs, IASs, interpretations and related guidance in issue but not yet adopted by the Company as well as the effective dates issued by the International Accounting Standards Board (IASB), are stated as follows; however, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC except that the standards and interpretation included in the 2013 Taiwan-IFRSs version should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)
Included in the 2013 Taiwan-IFRSs version

Amendments to IFRSs Improvements to IFRSs 2009 - Amendment to IAS 39	January 1, 2009 or January 1, 2010
Amendment to IAS 39 Embedded Derivatives	Effective in fiscal year ended on or after June 30, 2009
Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013
Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First - time Adopters	July 1, 2010
Amendments to IFRS 1 Severe Hyperinflation and Removal of Fixed Dates for First - time Adopters	July 1, 2011
Amendments to IFRS 1 Government Loans	January 1, 2013
Amendment to IFRS 7 Disclosures - offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7 Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities	January 1, 2014
IFRS 13 Fair Value Measurement	January 1, 2013
Amendment to IAS 1 Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12 Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 Employee Benefits	January 1, 2013
Amendment to IAS 27 Separate Financial Statements	January 1, 2013
Amendment to IAS 28 Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 20 Stripping Costs in the Production Phase of A Surface Mine	January 1, 2013

Not included in the 2013 Taiwan-IFRSs version

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
IFRS 9 Financial Instruments	Not yet determined
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date and Transition Disclosure	Not yet determined
IFRS 14 Regulatory Deferral Accounts	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21 Levies	January 1, 2014

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

b.	Significant changes in accounting policy resulted from new and revised standards, amendments and interpretations in issue but not yet effective

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9, “Financial Instruments”

Under IFRS 9, all recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows which are solely for payments of principal and interest on the principal amount outstanding, such assets are measured at the amortized cost. All other financial assets must be measured at the fair value through profit or loss as of the end of the reporting period.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

The amendment to IFRS 9 issued by IASB introduces the new hedge accounting model and removed the original mandatory effective date of January 1, 2015 (on and after). IASB will reconsider the appropriate effective date once the standard is complete with a new impairment model and the finalization of any limited amendments to classification and measurement.

2)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a standard that requires a broader disclosure in an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated entities. The objective of IFRS 12 is to specify the disclosure information provided by the entity that enables the users of financial statements in evaluating the nature of, and risks associated with, its interests in other entities and the effects of those interests on the entity’s financial assets and liabilities, as well as the involvement of the owners of noncontrolling interests towards the entity. The Company expects the application of IFRS 12 will result in more extensive disclosures of interests in other entities in the financial statements.

3)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

4)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 introduce a new disclosure terminology for other comprehensive income, which require additional disclosures in other comprehensive income. The items of other comprehensive income will be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis. The Company expects the aforementioned amendments will change the Company’s presentation on the statement of comprehensive income.

5)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets, to disclose the components of the defined benefit costs, to eliminate the corridor approach and to accelerate the recognition of past service cost. According to the amendments, all actuarial gains and losses will be recognized immediately through other comprehensive income; the past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

6)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the year of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

c.	Impact of the application of the new and revised standards, amendments and interpretations in issue but not yet effective on the consolidated financial statements of the Company

As of the date that the accompanying consolidated financial statements were approved and authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the above standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are the first Taiwan-IFRSs annual consolidated financial statements prepared for the year ended December 31, 2013. The Company’s date of transition to Taiwan-IFRSs is January 1, 2012, and the effect of the transition to Taiwan-IFRSs is disclosed in Note 43.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, IASs, interpretations as well as related guidance translated by the ARDF endorsed by the FSC with the effective dates.

Basis of Preparation

The accompanying consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

The opening balance sheet at the date of transition is prepared in accordance with the recognition and measurement required by IFRS 1. According to IFRS 1, the Company is required to apply each effective IFRS retrospectively in its opening balance sheet at the date of transition to Taiwan-IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are described in Note 43.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any noncontrolling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		December 31, 2013	December 31, 2012	January 1, 2012	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	50%	50%	53%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	a)
	Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	b )	40%	40%	—
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	92%	95%	100%	TSMC and TSMC GN aggregately have a controlling interest of 93% in TSMC SSL.
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	99%	100%	TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar.
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	100%	—	—
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	Taipei, Taiwan	58%	58%	57%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	a)
TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	100%	100%	100%	a)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%	100%	100%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	49%	49%	46%	—
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent accountants.
Note b:	TSMC has no power to govern the financial and operating policies of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 34.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statement, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to noncontrolling interests as appropriate).

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Fair value is determined in the manner described in Note 36.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Derivative financial instruments that do not meet the criteria for hedge accounting are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Stocks and money market funds held by the Company that are traded in an active market are classified as available-for-sale financial assets and are stated at fair value at the end of each reporting period.

Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities measured at FVTPL are derivative financial instruments that do not meet the criteria for hedge accounting, and they are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate, interest rate and equity price fluctuation, including forward exchange contracts, cross currency swap contracts, interest rate swaps and forward stock contracts.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period when the hedged item is recognized in profit or loss.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in associates and interests in joint ventures.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control). Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The operating results and assets and liabilities of associates and jointly controlled entities are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a jointly controlled entity is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and jointly controlled entity as well as the distribution received. The Company also recognized its share in the changes in the associates and jointly controlled entity.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or a jointly controlled entity recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Group measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When the Company subscribes to additional shares in an associate or jointly controlled entity at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate or jointly controlled entity. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate or joint controlled entity by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate or jointly controlled entity shall be reclassified to profit or loss on the same basis as would be required if the associate or jointly controlled entity had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate or a joint controlled entity, profits and losses resulting from the transactions with the associate or jointly controlled entity are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate or jointly controlled entity that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained by the end of the lease term, assets are depreciated over the shorter of the lease term and their useful lives.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Assets held under finance lease are initially recognized as assets of the Company at the fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as an obligation under finance lease.

Lease payments are apportioned between finance expense and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement (provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably).

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Retirement Benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial calculations being carried out at year end. Actuarial gains and losses are reported in retained earnings in the period that they are recognized as other comprehensive income.

Share-based Payment Arrangements

The Company elected to take the optional exemption under IFRS 1 for the share-based payment transactions granted and vested before the date of transition to Taiwan-IFRSs. There were no stock options granted prior to but unvested at the date of transition. Please refer to the description in Note 43 b.

The compensation costs of employee stock options that were granted after January 1, 2012 are measured at the fair value of the stock options at the grant date. The fair value of the stock option granted determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of stock options that will eventually vest, with a corresponding increase in capital surplus—employee stock option. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from original estimates.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012	January 1, 2012
Cash and deposits in banks	$238,014,580	$140,072,294	$139,637,363
Repurchase agreements collateralized by short-term commercial paper	2,395,644	349,341	—
Repurchase agreements collateralized by corporate bonds	1,809,344	2,691,042	—
Repurchase agreements collateralized by government bonds	475,879	297,911	3,834,914

	$242,695,447	$143,410,588	$143,472,277

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2013	December 31, 2012	January 1, 2012
Derivative financial assets
Forward exchange contracts	$90,353	$38,607	$15,360
Cross currency swap contracts	—	947	—

	$90,353	$39,554	$15,360

Derivative financial liabilities
Forward exchange contracts	$29,573	$12,174	$13,623
Cross currency swap contracts	4,177	3,451	119

	$33,750	$15,625	$13,742

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
December 31, 2013
Sell NT$/Buy EUR	January 2014	NT$4,514,314/EUR110,000
Sell NT$/Buy US$	January 2014	NT$683,749/US$22,800
Sell US$/Buy EUR	January 2014	US$340,134/EUR248,000
Sell US$/Buy JPY	January 2014	US$341,023/JPY35,754,801
Sell US$/Buy RMB	January 2014 to February 2014	US$138,000/RMB841,492
December 31, 2012
Sell NT$/Buy EUR	January 2013	NT$9,417,062/EUR246,000
Sell NT$/Buy US$	January 2013	NT$590,403/US$20,400
Sell NT$/Buy JPY	January 2013	NT$44,110/JPY130,000
Sell US$/Buy NT$	January 2013 to March 2013	US$13,700/NT$398,239
Sell US$/Buy RMB	January 2013	US$20,000/RMB124,735
January 1, 2012
Sell EUR/Buy NT$	January 2012	EUR38,600/NT$1,528,206
Sell NT$/Buy US$	January 2012 to February 2012	NT$163,491/US$5,400
Sell RMB/Buy US$	January 2012	RMB1,118,705/US$177,000
Sell US$/Buy EUR	January 2012	US$2,082/EUR1,591
Sell US$/Buy JPY	January 2012	US$3,335/JPY259,830
Sell US$/Buy NT$	January 2012 to February 2012	US$16,900/NT$510,122

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2013
January 2014	NT$1,639,215/US$55,080	—	1.03%-2.00%
December 31, 2012
January 2013	NT$1,083,139/US$37,280	—	0.06%
January 2013	US$275,000/NT$7,986,190	0.14%-0.17%	—
January 1, 2012
January 2012	NT$420,431/US$13,880	—	0.48%

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012
Publicly traded stocks	$59,481,569	$41,160,437	$3,306,248
Money market funds	1,183	1,443	2,522

	$59,482,752	$41,161,880	$3,308,770

Current portion	$760,793	$2,410,635	$3,308,770
Noncurrent portion	58,721,959	38,751,245	—

	$59,482,752	$41,161,880	$3,308,770

In October 2012, the Company acquired 5% of the outstanding equity of ASML Holding N.V. (ASML) for EUR837,816 thousand with a lock-up period of 2.5 years starting from the acquisition date. (Note 40e)

In the second quarter of 2012, the Company recognized an impairment loss on some of the foreign publicly traded stocks in the amount of NT$2,677,529 thousand due to the significant decline in fair value.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012
Commercial paper	$1,795,949	$—	$—
Corporate bonds	—	5,056,973	8,614,527
Government bonds	—	—	454,320

	$1,795,949	$5,056,973	$9,068,847

Current portion	$1,795,949	$5,056,973	$3,825,680
Noncurrent portion	—	—	5,243,167

	$1,795,949	$5,056,973	$9,068,847

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2013	December 31, 2012	January 1, 2012
Financial liabilities
Current
Cash flow hedges
Interest rate swap contracts	$—	$—	$232

Financial liabilities
Noncurrent
Fair value hedges
Stock forward contracts	$5,481,616	$—	$—

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

Contract Amount (In Thousands)	Contract Price
December 31, 2013
NT$37,431,626 (US$1,256,095)	Determined by the specific percentage of spot price on the trade date

In addition, the Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The interest rate swap contract of the Company was due in August 2012. The contract information was as follows:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received
January 1, 2012
NT$80,000	August 31, 2012	1.38%	0.63%-0.86%

For the year ended December 31, 2012, the amount recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve from the above interest rate swap contract amounted to a net gain of NT$5 thousand; the amount reclassified from equity and recognized as a loss from the above interest rate swap contract amounted to a net loss of NT$227 thousand, which was included under finance costs in the consolidated statements of comprehensive income.

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2013	December 31, 2012	January 1, 2012
Notes and accounts receivable	$72,136,514	$58,257,798	$46,321,240
Allowance for doubtful receivables	(486,588)	(480,212)	(490,952)

Notes and accounts receivable, net	$71,649,926	$57,777,586	$45,830,288

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	December 31, 2013	December 31, 2012	January 1, 2012
Neither past due nor impaired	$64,112,564	$47,528,952	$39,362,390
Past due but not impaired
Past due within 30 days	7,537,362	10,248,634	6,467,898

	$71,649,926	$57,777,586	$45,830,288

Movements of the allowance for doubtful receivables

	Years Ended December 31
	2013	2012
Balance, beginning of year	$480,212	$490,952
Provision	9,436	450
Write-off	—	(11,083)
Effect of deconsolidation of subsidiary	(3,157)	—
Effect of exchange rate changes	97	(107)

Balance, end of year	$486,588	$480,212

Aging analysis of accounts receivable that is individually determined to be impaired

	December 31, 2013	December 31, 2012	January 1, 2012
Not past due	$38	$160,354	$81,017
Past due 1-30 days	276	2,863	24,351
Past due 31-60 days	80	—	4,684
Past due 61-120 days	158	—	—
Past due over 121 days	7,824	3,157	9,769

	$8,376	$166,374	$119,821

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of December 31, 2013 and 2012 and January 1, 2012, the amount of the bank guarantee and other credit enhancements were US$11 thousand, US$1,000 thousand and US$2,962 thousand, respectively.

12.	INVENTORIES

	December 31, 2013	December 31, 2012	January 1, 2012
Finished goods	$7,245,209	$6,244,824	$3,347,849
Work in process	26,033,625	25,713,217	17,940,960
Raw materials	2,435,269	3,864,105	1,808,615
Supplies and spare parts	1,780,790	2,008,352	1,743,158

	$37,494,893	$37,830,498	$24,840,582

Write-down of inventories to net realizable value in the amount of NT$664,662 thousand and NT$1,558,915 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2013 and 2012.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31, 2013	December 31, 2012	January 1, 2012
Non-publicly traded stocks	$1,865,078	$3,314,713	$4,004,314
Mutual funds	280,513	290,364	310,691

	$2,145,591	$3,605,077	$4,315,005

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The Company recognized impairment loss on financial assets carried at cost in the amount of NT$1,538,888 thousand and NT$367,399 thousand for the years ended December 31, 2013 and 2012, respectively.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2013	December 31, 2012	January 1, 2012
Associates	$24,823,807	$20,325,277	$22,033,567
Jointly controlled entities	3,492,453	3,035,641	2,853,364

	$28,316,260	$23,360,918	$24,886,931

a.	Investments in associates

Associates consisted of the following:

		Place of Incorporation and Operation	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities		December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$10,556,348	$9,406,597	$8,985,340	39%	40%	39%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	7,457,733	6,710,956	6,289,429	39%	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	Taipei, Taiwan	3,887,462	2,992,899	5,609,002	20%	20%	20%
Xintec	Wafer level chip size packaging service	Taoyuan, Taiwan	1,866,123	—	—	40%	—	—
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,056,141	1,214,825	1,149,796	35%	35%	35%
Mcube Inc. (Mcube)	Research, development, and sale of micro-semiconductor device	Delaware, U.S.A.	—	—	—	—	25%	25%

			$24,823,807	$20,325,277	$22,033,567

In the fourth quarter of 2012, the Company recognized an impairment loss in the amount of NT$1,186,674 thousand, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market. Subsequently, as the recoverable amount of the aforementioned investments was higher than its carrying amount, the impairment loss of NT$1,186,674 thousand recognized in prior year was reversed in the fourth quarter of 2013.

Since TSMC did not participate in Mcube’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube decreased to 18%. As a result, the Company evaluated and concluded that the Company did not exercise significant influence over Mcube. Therefore Mcube is no longer accounted for using the equity method. Further, such investment was reclassified to financial assets carried at cost. The Company also measured the fair value of retained interest in Mcube when the significant influence was lost, which has no difference with the carrying amount; accordingly, the Company did not recognize any gain or loss.

TSMC has no power to govern the financial and operating policies of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 34.

The summarized financial information in respect of the Company’s associates is set out below. The summarized financial information below represents amounts shown in the associates’ financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance translated by the ARDF endorsed by the FSC with the effective dates, which is also adjusted by the Company using the equity method of accounting.

	December 31, 2013	December 31, 2012	January 1, 2012
Total assets	$96,689,523	$82,348,735	$87,282,437
Total liabilities	(28,141,625)	(21,683,504)	(20,948,855)

Net assets	$68,547,898	$60,665,231	$66,333,582

The Company’s share of net assets of associates	$24,823,807	$20,325,277	$22,033,567

	Years Ended December 31
	2013	2012
Net revenue	$67,752,079	$55,746,115

Net income	$8,325,722	$175,900

Other comprehensive income (loss)	$168,081	$(24,553)

The Company’s share of profits of associates	$3,518,495	$1,456,645

The Company’s share of other comprehensive income (loss) of associates	$18,554	$(39,238)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows:

Name of Associate	December 31, 2013	December 31, 2012	January 1, 2012
VIS	$22,239,112	$12,658,703	$6,627,758

Motech	$5,345,015	$2,383,824	$4,645,176

GUC	$3,454,902	$4,692,130	$4,645,442

b.	Investments in jointly controlled entities

Jointly controlled entities consisted of the following:

		Place of Incorporation and Operation	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Jointly Controlled Entity	Principal Activities		December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$3,492,453	$3,035,641	$2,853,364	49%	49%	49%

The summarized financial information in respect of the Company’s jointly controlled entity is set out below. The summarized financial information below represents amounts shown in the jointly controlled entity’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance translated by the ARDF endorsed by the FSC with the effective dates, which is also adjusted by the Company using the equity method of accounting.

	December 31, 2013	December 31, 2012	January 1, 2012
Current assets	$2,335,612	$1,887,122	$1,616,916

Noncurrent assets	$1,564,485	$1,780,903	$1,732,247

Current liabilities	$407,184	$631,803	$495,066

Noncurrent liabilities	$460	$581	$733

	Years Ended December 31
	2013	2012
Net revenue	$1,801,619	$1,869,049

Income from operations	$474,787	$522,486

Net income	$453,536	$617,084

Other comprehensive income (loss)	$(78,294)	$92,986

Total comprehensive income	$375,242	$710,070

Income tax expense	$64,311	$135,247

The Company’s share of profits of joint venture	$453,536	$617,084

The Company’s share of other comprehensive income (loss) of joint venture	$(78,294)	$92,986

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2013	December 31, 2012	January 1, 2012
Land and land improvements	$3,582,717	$1,159,755	$1,185,573
Buildings	103,948,570	85,610,120	71,915,740
Machinery and equipment	404,706,105	404,382,298	294,814,381
Office equipment	7,836,261	6,907,376	5,148,538
Assets under finance leases	418,467	438,663	493,945
Equipment under installation and construction in progress	272,173,793	119,063,976	116,863,976

	$792,665,913	$617,562,188	$490,422,153

	Year Ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
Cost
Land and land improvements	$1,527,124	$3,212,000	$—	$—	$(772,029)	$19,814	$3,986,909
Buildings	197,411,851	31,869,046	—	3,797	(986,205)	884,247	229,182,736
Machinery and equipment	1,279,893,177	140,223,121	(2,925,145)	360	(5,630,854)	2,359,135	1,413,919,794
Office equipment	20,067,943	3,791,109	(788,080)	—	(1,055,809)	46,869	22,062,032
Assets under finance leases	766,732	—	—	—	—	37,698	804,430

	1,499,666,827	$179,095,276	$(3,713,225)	$4,157	$(8,444,897)	$3,347,763	1,669,955,901

Accumulated depreciation and impairment
Land improvements	367,369	$27,069	$—	$—	$—	$9,754	404,192
Buildings	111,801,731	13,183,558	—	—	(226,908)	475,785	125,234,166
Machinery and equipment	875,510,879	138,314,235	(2,809,185)	—	(3,656,326)	1,854,086	1,009,213,689
Office equipment	13,160,567	2,413,652	(786,464)	—	(599,483)	37,499	14,225,771
Assets under finance leases	328,069	41,333	—	—	—	16,561	385,963

	1,001,168,615	$153,979,847	$(3,595,649)	$—	$(4,482,717)	$2,393,685	1,149,463,781

Equipment under installation and construction in progress	119,063,976	$154,706,858	$—	$—	$(1,632,860)	$35,819	272,173,793

	$617,562,188						$792,665,913

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Disposals	Impairment	Reclassification	Effect of Exchange Rate Changes	Balance, End of Year
Cost
Land and land improvements	$1,541,128	$18,500	$—	$—	$—	$(32,504)	$1,527,124
Buildings	172,997,391	25,183,927	(54,456)	—	(11,074)	(703,937)	197,411,851
Machinery and equipment	1,057,926,529	226,497,664	(2,104,900)	—	11,040	(2,437,156)	1,279,893,177
Office equipment	17,041,306	3,680,707	(563,454)	—	34	(90,650)	20,067,943
Assets under finance leases	791,480	—	—	—	—	(24,748)	766,732

	1,250,297,834	$255,380,798	$(2,722,810)	$—	$—	$(3,288,995)	1,499,666,827

Accumulated depreciation and impairment
Land improvements	355,555	$26,983	$—	$—	$—	$(15,169)	367,369
Buildings	101,081,651	11,154,790	(44,354)	—	(164)	(390,192)	111,801,731
Machinery and equipment	763,112,148	116,070,821	(1,966,751)	422,323	158	(2,127,820)	875,510,879
Office equipment	11,892,768	1,875,785	(555,485)	22,182	6	(74,689)	13,160,567
Assets under finance leases	297,535	40,135	—	—	—	(9,601)	328,069

	876,739,657	$129,168,514	$(2,566,590)	$444,505	$—	$(2,617,471)	1,001,168,615

Equipment under installation and construction in progress	116,863,976	$2,308,355	$—	$—	$(8,525)	$(99,830)	119,063,976

	$490,422,153						$617,562,188

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2012, the Company recognized impairment loss of NT$444,505 thousand related to property, plant and equipment of the foundry reportable segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable.

The Company entered into agreements to lease buildings from December 2003 to November 2018 that qualify as finance leases.

Future minimum lease gross payments were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Minimum lease payments
Not later than 1 year	$28,376	$27,042	$—
Later than 1 year and not later than 5 years	850,703	108,168	223,296
Later than five years	—	729,566	780,962

	879,079	864,776	1,004,258
Less: Future finance expenses	94,040	108,471	133,265

Present value of minimum lease payments	$785,039	$756,305	$870,993

Present value of minimum lease payments
Not later than 1 year	$27,684	$26,382	$—
Later than 1 year and not later than 5 years	757,355	100,821	213,411
Later than five years	—	629,102	657,582

	$785,039	$756,305	$870,993

Current portion	$8,809	$8,190	$—
Noncurrent portion	776,230	748,115	870,993

	$785,039	$756,305	$870,993

There was no capitalization of borrowing costs for the year ended December 31, 2013. During the year ended December 31, 2012, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. For the year ended December 31, 2012, the amount of capitalized borrowing costs was NT$6,442 thousand and the capitalized interest rate was 1.08%-1.20%.

16.	INTANGIBLE ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012
Goodwill	$5,627,517	$5,523,707	$5,693,999
Technology license fees	1,103,161	1,461,893	1,682,892
Software and system design costs	3,647,670	2,968,942	2,366,483
Patent and others	1,112,035	1,005,027	1,118,189

	$11,490,383	$10,959,569	$10,861,563

	Year Ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
Cost
Goodwill	$5,523,707	$—	$—	$—	$—	$103,810	$5,627,517
Technology license fees	4,590,548	—	—	(29,564)	(113,340)	(2,816)	4,444,828
Software and system design costs	15,095,421	2,140,675	(18,246)	(111,105)	(25,335)	5,395	17,086,805
Patent and others	3,094,664	578,901	(23,549)	101,007	(42,089)	20,462	3,729,396

	28,304,340	$2,719,576	$(41,795)	$(39,662)	$(180,764)	$126,851	30,888,546

(Continued)

	Year Ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
Accumulated amortization
Technology license fees	$3,128,655	$282,414	$—	$—	$(66,587)	$(2,815)	$3,341,667
Software and system design costs	12,126,479	1,344,339	(17,974)	(5,941)	(12,661)	4,893	13,439,135
Patent and others	2,089,637	575,269	(23,549)	—	(25,195)	1,199	2,617,361

	17,344,771	$2,202,022	$(41,523)	$(5,941)	$(104,443)	$3,277	19,398,163

	$10,959,569						$11,490,383

(Concluded)

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Year
Cost
Goodwill	$5,693,999	$—	$—	$—	$(170,292)	$5,523,707
Technology license fees	4,370,173	31,022	—	191,580	(2,227)	4,590,548
Software and system design costs	13,438,579	1,795,360	(48,193)	(85,464)	(4,861)	15,095,421
Patent and others	2,670,031	427,340	(93,034)	93,990	(3,663)	3,094,664

	26,172,782	$2,253,722	$(141,227)	$200,106	$(181,043)	28,304,340

Accumulated amortization
Technology license fees	2,687,281	$442,467	$—	$—	$(1,093)	3,128,655
Software and system design costs	11,072,096	1,143,493	(48,193)	(36,552)	(4,365)	12,126,479
Patent and others	1,551,842	594,815	(93,034)	36,552	(538)	2,089,637

	15,311,219	$2,180,775	$(141,227)	$—	$(5,996)	17,344,771

	$10,861,563					$10,959,569

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.50% and 9.00% in its test of impairment as of December 31, 2013 and 2012, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2013 and 2012, the Company did not recognize any impairment loss on goodwill.

17.	OTHER ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012
Tax receivable	$1,781,376	$1,565,104	$708,891
Prepaid expenses	1,081,957	1,080,236	1,436,416
Long-term receivable	820,000	767,800	785,400
Others	770,468	608,412	550,053

	$4,453,801	$4,021,552	$3,480,760

Current portion	$2,984,224	$2,786,408	$2,174,014
Noncurrent portion	1,469,577	1,235,144	1,306,746

	$4,453,801	$4,021,552	$3,480,760

18.	SHORT-TERM LOANS

	December 31, 2013	December 31, 2012	January 1, 2012
Unsecured loans
Amount	$15,645,000	$34,714,929	$25,926,528

Original loan content
US$ (in thousands)	$525,000	$1,195,500	$856,000
Annual interest rate	0.38%-0.42%	0.39%-0.58%	0.45%-1.00%
Maturity date	Due in January 2014	Due in January 2013	Due by February 2012

19.	PROVISIONS

	December 31, 2013	December 31, 2012	January 1, 2012
Sales returns and allowances	$7,603,781	$6,038,003	$5,068,263
Warranties	10,452	4,891	2,889

	$7,614,233	$6,042,894	$5,071,152

Current portion	$7,603,781	$6,038,003	$5,068,263
Noncurrent portion	10,452	4,891	2,889

	$7,614,233	$6,042,894	$5,071,152

	Sales Returns and Allowances	Warranties	Total
Year ended December 31, 2013
Balance, beginning of year	$6,038,003	$4,891	$6,042,894
Provision made	6,633,290	6,162	6,639,452
Payment	(5,042,752)	(890)	(5,043,642)
Effect of deconsolidation of subsidiary	(37,748)	—	(37,748)
Effect of exchange rate changes	12,988	289	13,277

Balance, end of year	$7,603,781	$10,452	$7,614,233

Year ended December 31, 2012
Balance, beginning of year	$5,068,263	$2,889	$5,071,152
Provision made	7,187,023	2,048	7,189,071
Payment	(6,211,170)	—	(6,211,170)
Effect of exchange rate changes	(6,113)	(46)	(6,159)

Balance, end of year	$6,038,003	$4,891	$6,042,894

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

20.	BONDS PAYABLE

	December 31, 2013	December 31, 2012	January 1, 2012
Domestic unsecured bonds	$166,200,000	$80,000,000	$22,500,000
Overseas unsecured bonds	44,700,000	—	—

	210,900,000	80,000,000	22,500,000
Less: Discounts on bonds payable	132,375	—	—

Total	$210,767,625	$80,000,000	$22,500,000

Current portion	$—	$—	$4,500,000
Noncurrent portion	210,767,625	80,000,000	18,000,000

	$210,767,625	$80,000,000	$22,500,000

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	”
100-2	A	January 2012 to January 2017	10,000,000	1.29%	”
	B	January 2012 to January 2019	7,000,000	1.46%	”
101-1	A	August 2012 to August 2017	9,900,000	1.28%	”
	B	August 2012 to August 2019	9,000,000	1.40%	”
101-2	A	September 2012 to September 2017	12,700,000	1.28%	”
	B	September 2012 to September 2019	9,000,000	1.39%	”
101-3	-	October 2012 to October 2022	4,400,000	1.53%	”
101-4	A	January 2013 to January 2018	10,600,000	1.23%	”
	B	January 2013 to January 2020	10,000,000	1.35%	”
	C	January 2013 to January 2023	3,000,000	1.49%	”

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
102-1	A	February 2013 to February 2018	$6,200,000	1.23%	Bullet repayment; interest payable annually
	B	February 2013 to February 2020	11,600,000	1.38%	”
	C	February 2013 to February 2023	3,600,000	1.50%	”
102-2	A	July 2013 to July 2020	10,200,000	1.50%	”
	B	July 2013 to July 2023	3,500,000	1.70%	”
102-3	A	August 2013 to August 2017	4,000,000	1.34%	”
	B	August 2013 to August 2019	8,500,000	1.52%	”
102-4	A	September 2013 to September 2016	1,500,000	1.35%	”
	B	September 2013 to September 2017	1,500,000	1.45%	”
	C	September 2013 to March 2019	1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	”
	E	September 2013 to March 2023	5,400,000	2.05%	”
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually
Domestic 5th	C	January 2002 to January 2012	4,500,000	3.00%	”

(Concluded)

The major terms of foreign unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	”

21.	LONG-TERM BANK LOANS

	December 31, 2013	December 31, 2012	January 1, 2012
Bank loans for working capital:
Repayable from April 2016 in 16 quarterly installments, annual interest rate at 3.63% in 2013	$40,000	$—	$—
Repayable in full in one lump sum payment in June 2016, however, reflective of a prepayment of NT$100,000 thousand in September 2012, annual interest rate at 1.08%-1.21% in 2012	—	550,000	650,000
Repayable in full in one lump sum payment in March 2015, however, reflective of a prepayment of NT$50,000 thousand in August 2012, annual interest rate at 1.16%-1.18% in 2012	—	450,000	500,000
Repayable from July 2012 in 16 quarterly installments, annual interest rate at 1.21%-1.24% in 2012	—	262,500	300,000
Repayable from September 2012 in 16 quarterly installments, annual interest rate at 1.21%-1.24% in 2012	—	175,000	200,000
Repayable from October 2013 in 16 quarterly installments, annual interest rate at 1.23%-1.24% in 2012	—	50,000	—

	$40,000	$1,487,500	$1,650,000

Current portion	$—	$128,125	$62,500
Noncurrent portion	40,000	1,359,375	1,587,500

	$40,000	$1,487,500	$1,650,000

As of December 31, 2013, in relation to the deconsolidation of Xintec in June 2013 (refer to Note 34), long-term bank loans of Xintec have been derecognized.

22.	OTHER LONG-TERM PAYABLES

	December 31, 2013	December 31, 2012	January 1, 2012
Payables for software and system design costs	$54,000	$113,000	$—
Payables for acquisition of property, plant and equipment	—	825,447	3,399,855
Payables for technology transfer	—	29,038	—

	$54,000	$967,485	$3,399,855

Current portion (classified under accrued expenses and other current liabilities)	$18,000	$913,485	$3,399,855
Noncurrent portion	36,000	54,000	—

	$54,000	$967,485	$3,399,855

TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China purchased in 2004 certain property, plant and equipment. The obligations under the aforementioned agreement were fully paid in July 2013.

23.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar NA and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$1,590,414 thousand and NT$1,403,507 thousand in the consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012, respectively.

b.	Defined benefit plans

TSMC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. TSMC revised its defined benefit plan in the fourth quarter of 2013 to set the employee’s mandatory retirement age. Such plan changes have reflected in the actuarial results as of December 31, 2013.

The actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2013	December 31, 2012	January 1, 2012
Discount rate	2.15%	1.50%-1.75%	1.75%
Future salary rate increase	3.00%	2.00%-3.00%	2.50%-3.00%
Expected rate of return on plan assets	1.25%	1.75%-2.00%	2.00%

The pension costs of the defined benefit plans recognized in profit or loss were as follows:

	Years Ended December 31
	2013	2012
Current service cost	$134,762	$129,217
Interest cost	175,563	160,018
Expected return on plan assets	(67,324)	(63,279)
Past service cost	(7,240)	(7,239)

	$235,761	$218,717

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2013	2012
Cost of revenue	$152,512	$137,857
Research and development expenses	60,864	57,536
General and administrative expenses	18,080	18,923
Marketing expenses	4,305	4,401

	$235,761	$218,717

For the years ended December 31, 2013 and 2012, the pre-tax actuarial loss recognized in other comprehensive income were NT$662,074 thousand and NT$685,978 thousand, respectively. As of December 31, 2013 and 2012, the pre-tax accumulated actuarial loss recognized in other comprehensive income were NT$1,348,052 thousand and NT$685,978 thousand, respectively.

The amounts arising from the defined benefit obligation of the Company in the consolidated balance sheets were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Present value of defined benefit obligation	$10,329,510	$10,133,361	$9,214,125
Fair value of plan assets	(3,527,847)	(3,352,567)	(3,120,665)

Funded status	6,801,663	6,780,794	6,093,460
Unrecognized prior service cost	788,263	140,440	147,564

Accrued pension cost	$7,589,926	$6,921,234	$6,241,024

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2013	2012
Balance, beginning of year	$10,133,361	$9,214,125
Current service cost	134,762	129,217
Interest cost	175,563	160,018
Effect of plan changes	(655,179)	—
Benefits paid from plan assets	(50,508)	(26,119)
Benefits paid directly by the Company	(7,011)	—
Actuarial loss	638,071	656,120
Effect of deconsolidation of subsidiary	(39,549)	—

Balance, end of year	$10,329,510	$10,133,361

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2013	2012
Balance, beginning of year	$3,352,567	$3,120,665
Expected return on plan assets	67,324	63,279
Actuarial loss	(24,003)	(29,858)
Contributions from employer	219,062	224,600
Benefits paid	(50,508)	(26,119)
Effect of deconsolidation of subsidiary	(36,595)	—

Balance, end of year	$3,527,847	$3,352,567

The percentage of the fair value of the plan assets by major categories at the end of reporting period was as follows:

	Fair Value of Plan Assets (%)
	December 31, 2013	December 31, 2012	January 1, 2012
Cash	23	25	24
Equity instruments	45	38	41
Debt instruments	32	37	35

	100	100	100

The overall expected rate of return on plan assets was based on the historical return trends, analysts’ predictions of the market over the life of related obligation, reference to the performance of the Funds operated by the Committee and the consideration of the effect that the minimum return should not be less than the average interest rate on a two-year time deposit published by the local banks. For the years ended December 31, 2013 and 2012, the actual return on plan assets were NT$43,321 thousand and NT$33,421 thousand, respectively.

The Company elects to disclose the historical information of experience adjustments from the adoption of Taiwan-IFRSs, which is as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Experience adjustments on plan liabilities	$1,294,538	$396,616	$—

Experience adjustments on plan assets	$(24,003)	$(29,858)	$—

The Company expects to make contributions of NT$223,524 thousand to the defined benefit plans in the next year starting from December 31, 2013.

24.	EQUITY

a.	Capital stock

	December 31, 2013	December 31, 2012	January 1, 2012
Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,928,617	25,924,435	25,916,222

Issued capital	$259,286,171	$259,244,357	$259,162,226

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2013, 1,082,959 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,414,794 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2013	December 31, 2012	January 1, 2012
Additional paid-in capital	$24,017,363	$23,934,607	$23,774,250
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries	100,827	40,733	—
From share of changes in equities of associates and joint venture	43,024	2,588	—
Donations	55	55	55

	$55,858,626	$55,675,340	$55,471,662

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$12,634,665 thousand and NT$11,115,240 thousand for the years ended December 31, 2013 and 2012, respectively. Bonuses to members of the Board of Directors were expensed based on estimated amount payable. If the actual amounts subsequently approved by the shareholders differ from the amounts estimated, the differences are recorded in the year such bonuses are approved by the shareholders as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss on available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2012 and 2011 earnings have been approved by TSMC’s shareholders in its meetings held on June 11, 2013 and on June 12, 2012, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2012	Year 2011	Year 2012	Year 2011
Legal capital reserve	$16,615,880	$13,420,128
Special capital reserve	(4,820,483)	1,172,350
Cash dividends to shareholders	77,773,307	77,748,668	$3.00	$3.00

	$89,568,704	$92,341,146

TSMC’s profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively, and profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, had been approved by the shareholders in its meetings held on June 11, 2013 and June 12, 2012, respectively. The aforementioned approved amount is the same as the one approved by the Board of Directors in its meetings held on February 5, 2013 and February 14, 2012, respectively, and the same amount had been charged against earnings for the years ended December 31, 2012 and 2011, respectively.

The appropriations of earnings, payment of profit sharing to employees and bonus to members of the Board of Directors for the year ended December 31, 2012 approved by the Board of Directors of TSMC were based on the financial statements for the year ended December 31, 2012 prepared under the R.O.C. GAAP and in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by the FSC before amendment.

TSMC’s appropriations of earnings for 2013 had been approved in the meeting of the Board of Directors held on February 18, 2014. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2013	For Fiscal Year 2013
Legal capital reserve	$18,814,679
Special capital reserve	(2,785,741)
Cash dividends to shareholders	77,785,851	$3.00

	$93,814,789

The Board of Directors of TSMC also approved the profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for payment in 2013, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2013.

The appropriations of earnings, profit sharing to employees and bonus to members of the Board of Directors for 2013 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 24, 2014 (expected).

The information about the appropriations of TSMC’s profit sharing to employees and bonus to members of the Board of Directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of year	$(10,753,806)	$7,973,321	$—	$(2,780,485)
Exchange differences arising on translation of foreign operations	3,667,657	—	—	3,667,657
Changes in fair value of available-for-sale financial assets	—	14,554,695	—	14,554,695
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(1,256,281)	—	(1,256,281)
Share of other comprehensive income of associates and joint venture	(54,989)	2,551	(113)	(52,551)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	776	(44)	—	732
Income tax effect	—	36,539	—	36,539

Balance, end of year	$(7,140,362)	$21,310,781	$(113)	$14,170,306

	Year Ended December 31, 2012
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of year	$(6,433,364)	$(1,172,762)	$(93)	$(7,606,219)
Exchange differences arising on translation of foreign operations	(4,375,597)	—	—	(4,375,597)
Changes in fair value of hedging instruments for cash flow hedges	—	—	2	2
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	—	—	91	91
Changes in fair value of available-for-sale financial assets	—	7,255,261	—	7,255,261

(Continued)

	Year Ended December 31, 2012
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets	Cash Flow Hedges Reserve	Total
Cumulative loss reclassified to profit or loss upon impairment of available-for-sale financial assets	$—	$2,677,529	$—	$2,677,529
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(394,857)	—	(394,857)
Share of other comprehensive income of associates and joint venture	55,155	17,450	—	72,605
Income tax effect	—	(409,300)	—	(409,300)

Balance, end of year	$(10,753,806)	$7,973,321	$—	$(2,780,485)

(Concluded)

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Years Ended December 31
	2013	2012
Balance, beginning of year	$2,543,226	$2,436,649
Share of noncontrolling interests
Net loss	(127,853)	(194,484)
Exchange differences arising on translation of foreign operations	852	52,900
Changes in fair value of available-for-sale financial assets	2,776	1,077

(Continued)

	Years Ended December 31
	2013	2012
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	$(10,805)	$(4,741)
Changes in fair value of hedging instruments for cash flow hedges	—	3
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	—	136
Stock option compensation cost of subsidiary	5,312	6,219
Share of other comprehensive income of associates and joint venture	177	—
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	1	—
Actuarial gain/loss from defined benefit plans	299	—
Income tax expense related to actuarial gain/loss from defined benefit plans	(44)	—
Adjustments arising from changes in percentage of ownership in subsidiaries	(62,446)	(40,733)
Increase in noncontrolling interests	188,488	286,200
Effect of deconsolidation of subsidiary	(2,273,153)	—

Balance, end of year	$266,830	$2,543,226

(Concluded)

25.	SHARE-BASED PAYMENT

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

The Company elected to take the optional exemption from applying IFRS 2 retrospectively for shared-based payment transactions granted and vested before January 1, 2012. The plans are described as follows:

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the Securities and Futures Bureau (SFB) on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of stock options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each stock option eligible to subscribe for one common share of TSMC when exercised. The stock options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The stock options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the stock options are granted at an exercise price equal to the closing price of TSMC’s common shares quoted on the TWSE on the grant date.

Stock options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2013.

Information about TSMC’s outstanding stock options for the years ended December 31, 2013 and 2012 was as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)
Year ended December 31, 2013
Balance, beginning of year	5,945	$34.6
Stock options exercised	(4,182)	29.8

Balance, end of year	1,763	45.9

Year ended December 31, 2012
Balance, beginning of year	14,293	$31.4
Stock options exercised	(8,213)	29.5
Stock options canceled	(135)	34.6

Balance, end of year	5,945	34.6

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

Information about TSMC’s outstanding stock options was as follows:

December 31, 2013		December 31, 2012		January 1, 2012
	Weighted-average		Weighted-average		Weighted-average
Range of Exercise Price	Remaining Contractual Life	Range of Exercise Price	Remaining Contractual Life	Range of Exercise Price	Remaining Contractual Life
(NT$)	(Years)	(NT$)	(Years)	(NT$)	(Years)
$43.2-$47.2	1.0	$20.2-$28.3	0.4	$20.9-$29.3	1.2
		$38.0-$50.1	2.0	$38.0-$50.1	2.9

As of December 31, 2013, all of the above outstanding stock options were exercisable.

b.	Application of IFRS 2

The Company applied IFRS 2 for the following plans as the shared-based payment transactions were granted and vested on or after January 1, 2012. The plans are described as follows:

The Board of Directors of TSMC SSL approved on December 18, 2012 and November 21, 2011 the issuance of new shares and allocated 17,000 thousand shares and 17,175 thousand shares for 2013 and 2012 stock option plan, respectively, for their employees to subscribe to, according to the Company Law. The aforementioned stock options were fully vested on the grant date.

Information about TSMC SSL’s employee stock options related to the aforementioned new shares issued was as follows:

		Weighted-
	Number of	average
	Stock Options	Exercise Price
	(In Thousands)	(NT$)
Year ended December 31, 2013
Balance, beginning of year	—	$—
Stock options granted	17,000	10.0
Stock options exercised	(17,000)	10.0

Balance, end of year	—	—

Year ended December 31, 2012
Balance, beginning of year	—	$—
Stock options granted	17,175	10.0
Stock options exercised	(17,175)	10.0

Balance, end of year	—	—

The grant dates of aforementioned stock options were April 10, 2013 and January 9, 2012, respectively. TSMC SSL used the Black-Scholes model to determine the fair value of the stock options. The valuation assumptions were as follows:

	2013 Stock Option Plan	2012 Stock Option Plan
Valuation assumptions:
Stock price on grant date (NT$/share)	$4.6	$8.9
Exercise price (NT$/share)	$10.0	$10.0
Expected volatility	51.68%	40.32%
Expected life	31 days	40 days
Risk free interest rate	0.60%	0.76%

The stock price of TSMC SSL on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock options was close to nil, and accordingly, no compensation cost was recognized.

The Board of Directors of TSMC Solar approved on November 21, 2011 the issuance of new shares and allocated 12,341 thousand shares for stock option plan for their employees to subscribe to, according to the Company Law. The aforementioned stock options were fully vested on the grant date.

Information about TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

Weighted-
	Number of	average
	Stock Options	Exercise Price
	(In Thousands)	(NT$)
Year ended December 31, 2012
Balance, beginning of year	—	$—
Stock options granted	12,341	10.0
Stock options exercised	(12,341)	10.0

Balance, end of year	—	—

The grant date of aforementioned stock options was January 9, 2012. TSMC Solar used the Black-Scholes model to determine the fair value of the stock options. The valuation assumptions were as follows:

Valuation assumptions:
Stock price on grant date (NT$/share)	$9.0
Exercise price (NT$/share)	$10.0
Expected volatility	40.32%
Expected life	40 days
Risk free interest rate	0.76%

The stock price of TSMC Solar on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock options was close to nil, and accordingly, no compensation cost was recognized.

26.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Years Ended December 31
	2013	2012
Net revenue from sale of goods	$596,516,949	$506,248,580
Net revenue from royalties	507,248	496,654

	$597,024,197	$506,745,234

27.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2013	2012
Income (expenses) of rental assets
Rental income	$13,385	$808
Depreciation of rental assets	(25,120)	(6,656)

	(11,735)	(5,848)
Gain on disposal of property, plant and equipment and intangible assets, net	48,848	103
Impairment loss on property, plant and equipment	—	(444,505)
Income from receipt of equity securities in settlement of trade receivables	9,977	886

	$47,090	$(449,364)

28.	OTHER INCOME

	Years Ended December 31
	2013	2012
Interest income
Bank deposits	$1,808,239	$1,513,025
Available-for-sale financial assets	5,328	5,964
Held-to-maturity financial assets	22,413	126,047

	1,835,980	1,645,036
Dividend income	506,143	71,057

	$2,342,123	$1,716,093

29.	FINANCE COSTS

	Years Ended December 31
	2013	2012
Interest expense
Corporate bonds	$2,501,820	$758,204
Bank loans	110,716	200,907
Finance leases	19,539	20,773
Others	14,701	46,753

	2,646,776	1,026,637
Loss reclassified to profit or loss arising from effective portion for cash flow hedges	—	227
Capitalized interest	—	(6,442)

	$2,646,776	$1,020,422

30.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2013	2012
Gain on disposal of financial assets, net
Available-for-sale financial assets	$1,267,086	$399,598
Financial assets carried at cost	44,721	141,491
Gain on deconsolidation of subsidiary	293,578	—
Settlement income	899,745	883,845
Other gains	394,330	504,880
Net gain (loss) on financial instruments at FVTPL
Held for trading	196,711	(252,530)
Impairment loss reversal (accrual) of financial assets
Available-for-sale financial assets	—	(2,677,529)
Financial assets carried at cost	(1,538,888)	(367,399)
Investment accounted for using equity method	1,186,674	(1,186,674)
Fair value hedges
Loss from hedging instruments	(5,602,779)	—
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	5,071,118	—
Other losses	(107,375)	(297,992)

	$2,104,921	$(2,852,310)

31.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2013	2012
Current income tax expense (benefit)
Current tax expense recognized in the current year	$22,501,143	$15,201,438
Income tax adjustments on prior years	(1,021,688)	55,313
Other income tax adjustments	(10,623)	201,119

	21,468,832	15,457,870

Deferred income tax expense (benefit)
Effect of tax rate changes	—	(543,611)
The origination and reversal of temporary differences	674,231	(865,386)
Investment tax credits and operating loss carryforward	5,325,122	1,503,781

	5,999,353	94,784

Income tax expense recognized in profit or loss	$27,468,185	$15,552,654

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2013	2012
Income before tax	$215,487,122	$181,676,456

Income tax expense at the statutory rate	$38,458,611	$34,085,426
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(1,417,976)	(3,011,224)
Tax-exempt income	(8,612,025)	(9,830,280)
Additional income tax on unappropriated earnings	7,659,010	4,193,497
Effect of tax rate changes on deferred income tax	—	(543,611)
The origination and reversal of temporary differences	674,231	(865,386)
Income tax credits	(3,136,942)	(2,828,300)
Remeasurement of investment tax credits	(3,460,886)	(4,215,165)
Remeasurement of operating loss carryforward	(1,663,527)	(1,688,735)

Current income tax expense	28,500,496	15,296,222
Income tax adjustments on prior years	(1,021,688)	55,313
Other income tax adjustments	(10,623)	201,119

Income tax expense recognized in profit or loss	$27,468,185	$15,552,654

For the years ended December 31, 2013 and 2012, the Company applied a tax rate of 17% for entities subject to the Income Tax Law of the Republic of China; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2013	2012
Deferred income tax expense (benefit)
Related to unrealized gain/loss on available-for-sale financial assets	$(36,539)	$409,300
Related to actuarial gain/loss from defined benefit plans	(78,629)	(82,358)

	$(115,168)	$326,942

c.	Deferred income tax balance

The analysis of deferred income tax in the consolidated balance sheets was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Investment tax credits	$1,955,980	$7,324,263	$9,869,024
Temporary differences
Depreciation	644,824	1,502,736	2,056,421
Provision for sales returns and allowance	900,354	717,889	494,914
Accrued pension cost	908,022	824,052	618,336
Available-for-sale financial assets	6,154	224,618	308,929

(Continued)

	December 31, 2013	December 31, 2012	January 1, 2012
Unrealized loss on inventories	$438,423	$404,656	$2,757
Goodwill from business combination	373,682	329,766	—
Deferred compensation cost	267,416	132,286	101,639
Others	684,585	624,609	131,424
Operating loss carryforward	1,060,169	1,043,344	20,774

	$7,239,609	$13,128,219	$13,604,218

(Concluded)

		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
Year Ended December 31, 2013
Investment tax credits	$7,324,263	$(5,348,982)	$—	$(19,301)	$—	$1,955,980
Temporary differences
Depreciation	1,502,736	(865,021)	—	(15,387)	22,496	644,824
Provision for sales returns and allowance	717,889	188,198	—	(6,417)	684	900,354
Accrued pension cost	824,052	5,813	78,629	(472)	—	908,022
Available-for-sale financial assets	224,618	(255,003)	36,539	—	—	6,154
Unrealized loss on inventory	404,656	32,665	—	—	1,102	438,423
Goodwill from business combination	329,766	35,115	—	—	8,801	373,682
Deferred compensation cost	132,286	131,107	—	—	4,023	267,416
Others	624,609	52,895	—	(3,987)	11,068	684,585
Operating loss carryforward	1,043,344	23,860	—	(32,910)	25,875	1,060,169

Deferred income tax assets	$13,128,219	$(5,999,353)	$115,168	$(78,474)	$74,049	$7,239,609

Year Ended December 31, 2012
Investment tax credits	$9,869,024	$(2,544,761)	$—	$—	$—	$7,324,263
Temporary differences
Depreciation	2,056,421	(545,820)	—	—	(7,865)	1,502,736
Provision for sales returns and allowance	494,914	223,435	—	—	(460)	717,889
Accrued pension cost	618,336	123,358	82,358	—	—	824,052
Available-for-sale financial assets	308,929	324,989	(409,300)	—	—	224,618
Unrealized loss on inventory	2,757	402,707	—	—	(808)	404,656
Goodwill from business combination	—	335,921	—	—	(6,155)	329,766
Deferred compensation cost	101,639	35,492			(4,845)	132,286
Others	131,424	508,915	—	—	(15,730)	624,609
Operating loss carryforward	20,774	1,040,980	—	—	(18,410)	1,043,344

Deferred income tax assets	$13,604,218	$(94,784)	$(326,942)	$—	$(54,273)	$13,128,219

d.	The investment tax credits, operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized in the consolidated financial statements

The information of the investment tax credits for which no deferred income tax assets have been recognized was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Expiry year
2012	$—	$—	$11,254
2013	—	33,089	5,493,620
2014	3,019,880	5,830,285	4,915,861
2015	—	22,864	23,590

	$3,019,880	$5,886,238	$10,444,325

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Expiry year
2014 - 2018	$41,894	$41,894	$41,894
2019 - 2023	5,773,037	5,402,683	7,558,917

	$5,814,931	$5,444,577	$7,600,811

As of December 31, 2013 and 2012 and January 1, 2012, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$8,673,160 thousand, NT$13,589,292 thousand and NT$14,893,317 thousand, respectively.

e.	Unused investment tax credits, operating loss carryforward and tax-exemption information

As of December 31, 2013, investment tax credits of TSMC and TSMC SSL consisted of the following:

		Remaining
		Creditable	Expiry
Law/Statute	Item	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$4,493,509	2014
		482,351	2015

		$4,975,860

As of December 31, 2013, operating loss carryforward of TSMC Solar, TSMC SSL, Mutual-Pak and WaferTech consisted of the following:

Remaining Creditable Amount	Remaining Creditable Amount
Expiry Year
2014 - 2018	$41,894
2019 - 2023	9,052,631

$9,094,525

As of December 31, 2013, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2007 by TSMC	2014 to 2018

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2013 and 2012 and January 1, 2012, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred income tax liabilities amounted to NT$28,035,340 thousand, NT$20,516,999 thousand and NT$15,074,593 thousand, respectively.

g.	Integrated income tax information

	December 31, 2013	December 31, 2012	January 1, 2012
Balance of the Imputation
Credit Account - TSMC	$15,242,724	$8,130,060	$4,003,228

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2013 and 2012 were 9.80% and 7.75%, respectively.

Under the Rule No.10204562810 issued by the Ministry of Finance, when calculating the creditable ratio in the year of first-time adoption of Taiwan-IFRSs, the Company has included the adjustments to retained earnings from the effect of transition to Taiwan-IFRSs in the accumulated unappropriated earnings.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2010. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

32.	EARNINGS PER SHARE

	Years Ended December 31
	2013	2012
Basic EPS	$7.26	$6.42

Diluted EPS	$7.26	$6.41

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)
Year ended December 31, 2013
Basic EPS
Net income available to common shareholders of the parent	$188,146,790	25,927,778	$7.26

Effect of dilutive potential common shares	—	1,825

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$188,146,790	25,929,603	$7.26

(Continued)

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)
Year ended December 31, 2012
Basic EPS
Net income available to common shareholders of the parent	$166,318,286	25,920,735	$6.42

Effect of dilutive potential common shares	—	7,201

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$166,318,286	25,927,936	$6.41

(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved by the shareholders in the following year.

33.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

Net income included the following items:

	Years Ended December 31
	2013	2012
a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$141,002,263	$118,313,581
Recognized in operating expenses	12,952,464	10,848,277
Recognized in other operating income and expenses	25,120	6,656

	$153,979,847	$129,168,514

b. Amortization of intangible assets
Recognized in cost of revenue	$1,154,698	$1,344,819
Recognized in operating expenses	1,047,324	835,956

	$2,202,022	$2,180,775

c. Research and development costs expensed as incurred	$48,118,165	$40,383,195

	Years Ended December 31
	2013	2012
d. Employee benefits expenses
Post-employment benefits (Note 23)
Defined contribution plans	$1,590,414	$1,403,507
Defined benefit plans	235,761	218,717

	1,826,175	1,622,224
Equity-settled share-based payments	5,312	6,219
Other employee benefits	65,514,082	59,668,232

	$67,345,569	$61,296,675

Employee benefits expense summarized by function
Recognized in cost of revenue	$40,245,628	$35,561,523
Recognized in operating expenses	27,099,941	25,735,152

	$67,345,569	$61,296,675

34.	DECONSOLIDATION OF SUBSIDIARY

Starting June 2013, the Company has no power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors; accordingly, the Company derecognized related assets, liabilities and noncontrolling interests of Xintec.

a.	Consideration received

The Company did not receive any consideration in the deconsolidation of Xintec.

b.	Analysis of assets and liabilities over which the Company lost control

June 30, 2013
Current assets
Cash and cash equivalents	$979,910
Accounts receivable	564,364
Inventories	213,133
Others	110,766
Noncurrent assets
Property, plant and equipment	5,595,040
Others	164,311
Current liabilities
Accounts payable	(1,571,289)
Others	(291,715)
Noncurrent liabilities
Loans	(1,940,625)
Others	(27,472)

Net assets deconsolidated	$3,796,423

c.	Gain on deconsolidation of subsidiary

Six Months Ended June 30, 2013
Fair value of interest retained	$1,816,848

Less: Carrying amount of interest retained
Net assets deconsolidated	3,796,423
Noncontrolling interests	(2,273,153)

1,523,270

Gain on deconsolidation of subsidiary	$293,578

Gain on deconsolidation of subsidiary was included in other gains and losses for the year ended December 31, 2013.

d.	Net cash outflow arising from deconsolidation of the subsidiary

Six Months Ended June 30, 2013
The balance of cash and cash equivalents deconsolidated	$979,910

35.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

36.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2013	December 31, 2012	January 1, 2012
Financial assets
FVTPL
Held for trading derivatives	$90,353	$39,554	$15,360
Available-for-sale financial assets (Note)	61,628,343	44,766,957	7,623,775
Held-to-maturity financial assets	1,795,949	5,056,973	9,068,847
Loans and receivables
Cash and cash equivalents	242,695,447	143,410,588	143,472,277
Notes and accounts receivables (including related parties)	71,941,634	58,131,397	46,016,052
Other receivables	1,422,795	1,307,473	1,403,694
Refundable deposits	2,519,031	2,426,712	4,518,863

	$382,093,552	$255,139,654	$212,118,868

(Continued)

	December 31, 2013	December 31, 2012	January 1, 2012
Financial liabilities
FVTPL
Held for trading derivatives	$33,750	$15,625	$13,742
Derivative financial instruments in designated hedge accounting relationships	5,481,616	—	232
Amortized cost
Short-term loans	15,645,000	34,714,929	25,926,528
Accounts payable (including related parties)	16,358,716	15,239,042	11,859,008
Payables to contractors and equipment suppliers	89,810,160	44,831,798	35,540,526
Accrued expenses and other current liabilities	13,649,615	9,316,232	7,796,538
Bonds payable	210,767,625	80,000,000	22,500,000
Long-term bank loans	40,000	1,487,500	1,650,000
Other long-term payables	54,000	967,485	3,399,855
Guarantee deposits	151,660	203,890	443,983

	$351,992,142	$186,776,501	$109,130,412

(Concluded)

Note: Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2013 and 2012 would have decreased by NT$171,961 thousand and NT$719,882 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. To reduce the cash flow risk caused by floating interest rates, the Company utilized an interest rate swap contract to partially hedge its exposure.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$332 thousand and NT$12,346 thousand for the years ended December 31, 2013 and 2012, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilized some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2013 and 2012 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2013 and 2012 would have decreased by NT$931,881 thousand and NT$2,217,457 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2013 and 2012 and January 1, 2012, the Company’s ten largest customers accounted for 68%, 68% and 64% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of December 31, 2013 and 2012 and January 1, 2012, the unused of financing facilities of the Company amounted to NT$76,689,543 thousand, NT$53,422,331 thousand and NT$63,708,014 thousand, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principles and interests.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
December 31, 2013
Non-derivative financial liabilities
Short-term loans	$15,646,783	$—	$—	$—	$15,646,783
Accounts payable (including related parties)	16,358,716	—	—	—	16,358,716
Payables to contractors and equipment suppliers	89,810,160	—	—	—	89,810,160
Accrued expenses and other current liabilities	13,649,615	—	—	—	13,649,615
Bonds payable	3,036,130	28,388,887	100,830,341	94,360,103	226,615,461
Long-term bank loans	1,450	10,275	21,571	12,746	46,042
Other long-term payables	18,000	36,000	—	—	54,000
Obligations under finance leases	28,376	56,752	793,951	—	879,079
Guarantee deposits	—	151,660	—	—	151,660

	138,549,230	28,643,574	101,645,863	94,372,849	363,211,516

Derivative financial instruments
Forward exchange contracts
Outflows	29,608,952	—	—	—	29,608,952
Inflows	(29,605,246)	—	—	—	(29,605,246)

	3,706	—	—	—	3,706

Cross currency swap contracts
Outflows	1,639,215	—	—	—	1,639,215
Inflows	(1,641,384)	—	—	—	(1,641,384)

	(2,169)	—	—	—	(2,169)

Stock forward contracts
Outflows	—	37,431,626	—	—	37,431,626
Inflows	—	(37,431,626)	—	—	(37,431,626)

	—	—	—	—	—

	$138,550,767	$28,643,574	$101,645,863	$94,372,849	$363,213,053

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
December 31, 2012
Non-derivative financial liabilities
Short-term loans	$34,721,003	$—	$—	$—	$34,721,003
Accounts payable (including related parties)	15,239,042	—	—	—	15,239,042
Payables to contractors and equipment suppliers	44,831,798	—	—	—	44,831,798
Accrued expenses and other current liabilities	9,316,232	—	—	—	9,316,232
Bonds payable	1,108,150	2,216,300	44,911,191	37,834,474	86,070,115
Long-term bank loans	146,571	745,174	637,580	—	1,529,325
Other long-term payables	913,485	36,000	18,000	—	967,485
Obligations under finance leases	27,042	54,084	54,084	729,566	864,776
Guarantee deposits	—	203,890	—	—	203,890

	106,303,323	3,255,448	45,620,855	38,564,040	193,743,666

Derivative financial instruments
Forward exchange contracts
Outflows	11,030,154	—	—	—	11,030,154
Inflows	(11,059,396)	—	—	—	(11,059,396)

	(29,242)	—	—	—	(29,242)

Cross currency swap contracts
Outflows	9,068,589	—	—	—	9,068,589
Inflows	(9,068,727)	—	—	—	(9,068,727)

	(138)	—	—	—	(138)

	$106,273,943	$3,255,448	$45,620,855	$38,564,040	$193,714,286

January 1, 2012
Non-derivative financial liabilities
Short-term loans	$25,933,177	$—	$—	$—	$25,933,177
Accounts payable (including related parties)	11,859,008	—	—	—	11,859,008
Payables to contractors and equipment suppliers	35,540,526	—	—	—	35,540,526
Accrued expenses and other current liabilities	7,796,538	—	—	—	7,796,538
Bonds payable	4,775,081	538,500	11,000,933	7,713,258	24,027,772
Long-term bank loans	79,558	778,190	849,021	—	1,706,769
Other long-term payables	3,399,855	—	—	—	3,399,855
Obligations under finance leases	—	167,472	55,824	780,962	1,004,258
Guarantee deposits	—	443,983	—	—	443,983

	89,383,743	1,928,145	11,905,778	8,494,220	111,711,886

Derivative financial instruments
Forward exchange contracts
Outflows	7,736,197	—	—	—	7,736,197
Inflows	(7,726,584)	—	—	—	(7,726,584)

	9,613	—	—	—	9,613

Cross currency swap contracts
Outflows	420,431	—	—	—	420,431
Inflows	(420,397)	—	—	—	(420,397)

	34	—	—	—	34

Interest rate swap contracts
Outflows	706	—	—	—	706
Inflows	(442)	—	—	—	(442)

	264	—	—	—	264

	$89,393,654	$1,928,145	$11,905,778	$8,494,220	$111,721,797

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	December 31, 2013		December 31, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held-to-maturity financial assets
Commercial paper	$1,795,949	$1,795,612	$—	$—	$—	$—
Corporate bonds	—	—	5,056,973	5,066,363	8,614,527	8,674,016
Government bonds	—	—	—	—	454,320	454,047
Financial liabilities
Measured at amortized cost
Bonds payable	210,767,625	208,649,668	80,000,000	80,343,413	22,500,000	22,597,115

2)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$90,353	$—	$90,353

Available-for-sale financial assets
Publicly traded stocks	$59,481,569	$—	$—	$59,481,569
Money market funds	1,183	—	—	1,183

	$59,482,752	$—	$—	$59,482,752

Financial liabilities at FVTPL
Derivative financial instruments	$—	$33,750	$—	$33,750

Hedging derivative financial liabilities
Stock forward contract	$—	$5,481,616	$—	$5,481,616

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$39,554	$—	$39,554

Available-for-sale financial assets
Publicly traded stocks	$41,160,437	$—	$—	$41,160,437
Money market funds	1,443	—	—	1,443

	$41,161,880	$—	$—	$41,161,880

Financial liabilities at FVTPL
Derivative financial instruments	$—	$15,625	$—	$15,625

	January 1, 2012
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$15,360	$—	$15,360

Available-for-sale financial assets
Publicly traded stocks	$3,306,248	$—	$—	$3,306,248
Money market funds	2,522	—	—	2,522

	$3,308,770	$—	$—	$3,308,770

Financial liabilities at FVTPL
Derivative financial instruments	$—	$13,742	$—	$13,742

Hedging derivative financial liabilities
Interest rate swap contract	$—	$232	$—	$232

There were no transfers between Level 1 and 2 for the years ended December 31, 2013 and 2012, respectively.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2013 and 2012, respectively.

3)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

37.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net Revenue

	Net Revenue from Sale of Goods		Net Revenue from Royalties
	Years Ended December 31		Years Ended December 31
Related Party Categories	2013	2012	2013	2012
Associates	$4,093,031	$5,307,621	$497,020	$479,239
Joint venture	1,677	3,410	—	—

	$4,094,708	$5,311,031	$497,020	$479,239

b.	Purchases

	Years Ended December 31
Related Party Categories	2013	2012
Associates	$10,052,359	$8,114,307

c.	Receivables from related parties

Related Party Categories	December 31, 2013	December 31, 2012	January 1, 2012
Associates	$291,376	$353,652	$185,552
Joint venture	332	159	212

	$291,708	$353,811	$185,764

d.	Payables to related parties

Related Party Categories	December 31, 2013	December 31, 2012	January 1, 2012
Associates	$1,687,239	$746,532	$1,325,791
Joint venture	1,217	2,081	2,730

	$1,688,456	$748,613	$1,328,521

e.	Acquisition of property, plant and equipment and intangible assets

	Purchase Price
	Years Ended December 31
Related Party Categories	2013	2012
Associates	$21,135	$47,051
Joint venture	—	1,224

	$21,135	$48,275

f.	Disposal of property, plant and equipment

	Years Ended December 31, 2013		Years Ended December 31, 2012
Related Party Categories	Proceeds	Gains (Losses)	Proceeds	Gains (Losses)
Associates	$69,683	$6,146	$20,380	$(132)
Joint venture	—	948	9,000	213

	$69,683	$7,094	$29,380	$81

	Deferred Gains (Losses) from Disposal of Property, Plant and Equipment
Related Party Categories	December 31, 2013	December 31, 2012	January 1, 2012
Associates	$—	$(7,806)	$—
Joint venture	—	948	—

	$—	$(6,858)	$—

g.	Others

	Manufacturing Expenses		Research and Development Expenses
	Years Ended December 31		Years Ended December 31
Related Party Categories	2013	2012	2013	2012
Associates	$934,480	$8,347	$903	$4,644
Joint venture	6,582	15,544	6,340	8,911

	$941,062	$23,891	$7,243	$13,555

	Non-operating Income
	Years Ended December 31
Related Party Categories	2013	2012
Associates	$—	$6,046

	Other Receivables from Related Parties
Related Party Categories	December 31, 2013	December 31, 2012	January 1, 2012
Associates	$221,576	$185,550	$121,767
Joint venture	—	—	525

	$221,576	$185,550	$122,292

	Refundable Deposits
Related Party Categories	December 31, 2013	December 31, 2012	January 1, 2012
Associates	$5,813	$5,813	$—
Joint venture	—	4	—

	$5,813	$5,817	$—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2013	2012
Short-term employee benefits	$1,356,119	$1,417,358
Post-employment benefits	9,064	3,896

	$1,365,183	$1,421,254

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

38.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2013 and 2012 and January 1, 2012, the aforementioned other financial assets amounted to NT$120,566 thousand, NT$119,710 thousand and NT$121,140 thousand, respectively.

39.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between January 2014 and December 2032 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2013	2012
Minimum lease payments	$902,439	$689,198

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Not later than 1 year	$859,070	$693,758	$627,882
Later than 1 year and not later than 5 years	3,053,029	2,478,443	2,258,302
Later than 5 years	5,534,848	4,221,524	3,870,728

	$9,446,947	$7,393,725	$6,756,912

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. In 2013 and 2012, the R.O.C. Government did not involve such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2013.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. For the year ended December 31, 2013, TSMC paid EUR55,078 thousand to ASML under the research and development funding agreement.

f.	In December 2013, Tela Innovations, Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission accusing TSMC and TSMC North America of infringing one U.S. patent. In January 2014, TSMC filed a lawsuit against Tela for trade secret misappropriation and breach of contract. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

g.	Amounts available under unused letters of credit as of December 31, 2013 and 2012 and January 1, 2012 were NT$89,400 thousand, NT$99,671 thousand and NT$263,880 thousand, respectively.

41.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount
December 31, 2013
Financial assets
Monetary items
USD	$2,756,090	29.800	$82,131,493
EUR	451,162	41.00	18,497,657
JPY	41,386,551	0.2834	11,728,949
Non-monetary items
HKD	168,334	3.84	646,402
Financial liabilities
Monetary items
USD	2,026,958	29.800	60,403,358
EUR	811,202	41.00	33,259,299
JPY	71,931,749	0.2834	20,385,458
			(Continued	)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount
December 31, 2012
Financial assets
Monetary items
USD	$2,442,184	29.038	$70,916,125
EUR	117,535	38.39-38.49	4,512,154
JPY	35,381,976	0.3352-0.3364	11,860,041
Non-monetary items
HKD	492,014	3.75	1,845,053
Financial liabilities
Monetary items
USD	2,388,832	29.038	69,366,903
EUR	245,481	38.39-38.49	9,424,022
JPY	43,292,238	0.3352-0.3364	14,511,562
January 1, 2012
Financial assets
Monetary items
USD	1,566,212	30.288	47,437,429
EUR	125,490	39.18-39.27	4,927,977
JPY	33,242,609	0.3897-0.3906	12,954,665
Non-monetary items
HKD	671,060	3.90	2,617,134
Financial liabilities
Monetary items
USD	1,772,583	30.288	53,688,005
EUR	109,782	39.18-39.27	4,311,133
JPY	35,364,089	0.3897-0.3906	13,781,403
			(Concluded	)

Note: Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

42.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total
Year ended December 31, 2013
Net revenue from external customers	$596,615,439	$408,758	$—	$597,024,197
Net revenue from sales among intersegments	—	33,215	(33,215)	—
Income (loss) from operations	212,156,627	(2,727,264)	—	209,429,363
Share of profits of associates and joint venture	4,280,780	(308,749)	—	3,972,031
Income tax expense	27,468,185	—	—	27,468,185
Year ended December 31, 2012
Net revenue from external customers	506,594,586	150,648	—	506,745,234
Net revenue from sales among intersegments	—	14,678	(14,678)	—
Income (loss) from operations	183,794,638	(2,617,770)	—	181,176,868
Share of profits of associates and joint venture	3,470,406	(1,396,677)	—	2,073,729
Income tax expense	15,553,242	(588)	—	15,552,654

c.	Geographic information

	Years Ended December 31
	Net Revenue from External Customers		Non-current Assets
	2013	2012	2013	2012
Taiwan	$74,150,318	$68,150,152	$783,173,768	$603,844,829
United States	423,265,839	343,707,672	7,691,023	7,699,344
Asia	56,533,399	46,687,358	14,743,733	18,196,790
Europe	41,229,682	46,429,835	17,349	15,938
Others	1,844,959	1,770,217	—	—

	$597,024,197	$506,745,234	$805,625,873	$629,756,901

The Company categorized the net revenue based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

d.	Production information

	Years Ended December 31
Production	2013	2012
Wafer	$560,685,213	$462,970,436
Others	36,338,984	43,774,798

	$597,024,197	$506,745,234

e.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2013		2012
	Amount	%	Amount	%
Customer A	$130,563,982	22	$85,880,132	17

43.	FIRST-TIME ADOPTION OF TAIWAN-IFRSs

a.	Basis of preparation for financial information under Taiwan-IFRSs

The Company prepares consolidated financial statements for the year ended December 31, 2013 under Taiwan-IFRSs. As the basis of the preparation, the Company not only follows the significant accounting policies stated in Note 4 but also applies IFRS 1.

b.	Exemptions from IFRS 1

IFRS 1 establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with Taiwan-IFRSs. According to IFRS 1, the Company is required to determine the accounting policies under Taiwan-IFRSs and retrospectively apply those accounting policies in its opening balance sheet at the date of transition to Taiwan-IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are summarized as follows:

1)	Business combinations. The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations that occurred before January 1, 2012. Therefore, in the opening balance sheet, the amount of goodwill generated from past business combinations was the same as the carrying amount of goodwill under R.O.C. GAAP as of January 1, 2012.

2)	Employee benefits. The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012. In addition, the Company elected to apply the exemption disclosure requirement provided by IFRS 1, in which the amounts of present value of defined benefit obligations, the fair value of plan assets, the surplus or deficit in the plan and the experience adjustments are determined for each accounting period prospectively from the transition date.

3)	Share-based payment. The Company elected to take the optional exemption from applying IFRS 2 retrospectively for the shared-based payment transactions granted and vested before January 1, 2012.

c.	Effect of transition to Taiwan-IFRSs

After transition to Taiwan-IFRSs, the effect on the Company’s consolidated balance sheets as of December 31, 2012 and January 1, 2012 (the transition date) as well as the consolidated statements of comprehensive income for the year ended December 31, 2012, is stated as follows:

1)	Reconciliation of consolidated balance sheet as of December 31, 2012

		Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note
Current assets
Cash and cash equivalents	$143,410,588	$—	$—	$143,410,588	Cash and cash equivalents
Financial assets at fair value through profit or loss	39,554	—	—	39,554	Financial assets at fair value through profit or loss
Available-for-sale financial assets	2,410,635	—	—	2,410,635	Available-for-sale financial assets
Held-to-maturity financial assets	5,056,973	—	—	5,056,973	Held-to-maturity financial assets
Notes and accounts receivable	58,257,798	—	(480,212)	57,777,586	Notes and accounts receivable, net
Receivables from related parties	353,811	—	—	353,811	Receivables from related parties
Allowance for doubtful receivables	(480,212)	—	480,212	—	—
Allowance for sales returns and others	(6,038,003)	—	6,038,003	—	—	a)
Other receivables from related parties	185,550	—	—	185,550	Other receivables from related parties
Other financial assets	473,833	—	—	473,833	Other financial assets
Inventories	37,830,498	—	—	37,830,498	Inventories
Deferred income tax assets	8,001,202	—	(8,001,202)	—	—	b)
Prepaid expenses and other current assets	2,786,408	—	—	2,786,408	Other current assets

Total current assets	252,288,635	—	(1,963,199)	250,325,436	Total current assets

Long-term investments
Investments accounted for using equity method	23,430,020	(69,102)	—	23,360,918	Investments accounted for using equity method	e)
Available-for-sale financial assets	38,751,245	—	—	38,751,245	Available-for-sale financial assets
Financial assets carried at cost	3,605,077	—	—	3,605,077	Financial assets carried at cost

Total long-term investments	65,786,342	(69,102)	—	65,717,240

Net property, plant and equipment	617,529,446	—	32,742	617,562,188	Property, plant and equipment	c)

Intangible assets	10,959,569	—	—	10,959,569	Intangible assets

Other assets
Deferred income tax assets	4,776,015	351,002	8,001,202	13,128,219	Deferred income tax assets	b), d)
Refundable deposits	2,426,712	—	—	2,426,712	Refundable deposits
Others	1,267,886	—	(32,742)	1,235,144	Other noncurrent assets	c)

Total other assets	8,470,613	351,002	7,968,460	16,790,075

Total	$955,034,605	$281,900	$6,038,003	$961,354,508	Total

Current liabilities
Short-term loans	$34,714,929	$—	$—	$34,714,929	Short-term loans
Financial liabilities at fair value through profit or loss	15,625	—	—	15,625	Financial liabilities at fair value through profit or loss
Accounts payable	14,490,429	—	—	14,490,429	Accounts payable
Payables to related parties	748,613	—	—	748,613	Payables to related parties
Income tax payable	15,635,594	—	—	15,635,594	Income tax payable
Salary and bonus payable	7,535,296	—	—	7,535,296	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	11,186,591	—	—	11,186,591	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	44,831,798	—	—	44,831,798	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,148,944	—	—	13,148,944	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	128,125	—	—	128,125	Current portion of bonds payable and long-term bank loans
—	—	—	6,038,003	6,038,003	Provisions	a)

Total current liabilities	142,435,944	—	6,038,003	148,473,947	Total current liabilities

(Continued)

		Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note
Long-term liabilities
Bonds payable	$80,000,000	$—	$—	$80,000,000	Bonds payable
Long-term bank loans	1,359,375	—	—	1,359,375	Long-term bank loans
Other long-term payables	54,000	—	—	54,000	Other long-term payables
Obligations under capital leases	748,115	—	—	748,115	Obligations under finance leases

Total long-term liabilities	82,161,490	—	—	82,161,490

Other liabilities
Accrued pension cost	3,979,541	2,941,693	—	6,921,234	Accrued pension cost	d)
Guarantee deposits	203,890	—	—	203,890	Guarantee deposits
—	—	—	4,891	4,891	Provisions
Others	500,041	—	(4,891)	495,150	Others

Total other liabilities	4,683,472	2,941,693	—	7,625,165

Total liabilities	229,280,906	2,941,693	6,038,003	238,260,602	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,244,357	—	—	259,244,357	Capital stock

Capital surplus	56,137,809	(462,469)	—	55,675,340	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	115,820,123	—	—	115,820,123	Appropriated as legal capital reserve
Appropriated as special capital reserve	7,606,224	—	—	7,606,224	Appropriated as special capital Reserve
Unappropriated earnings	287,174,942	(2,189,821)	—	284,985,121	Unappropriated earnings	d), e)

	410,601,289	(2,189,821)	—	408,411,468

Others
Cumulative translation adjustments	(10,753,763)	(43)	—	(10,753,806)	Foreign currency translation reserve	e)
Net loss not recognized as pension cost	(5,299)	5,299	—	—	—	d), e)
Unrealized gain/loss on financial instruments	7,973,321	—	—	7,973,321	Unrealized gain/loss from available-for- sale financial assets

	(2,785,741)	5,256	—	(2,780,485)

Equity attributable to shareholders of the parent	723,197,714	(2,647,034)	—	720,550,680	Equity attributable to shareholders of the parent
Minority interests	2,555,985	(12,759)	—	2,543,226	Noncontrolling interests	d)

Total shareholders’ equity	725,753,699	(2,659,793)	—	723,093,906	Total equity

Total	$955,034,605	$281,900	$6,038,003	$961,354,508	Total

(Concluded)

2)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note
Current assets
Cash and cash equivalents	$143,472,277	$—	$—	$143,472,277	Cash and cash equivalents
Financial assets at fair value through profit or loss	15,360	—	—	15,360	Financial assets at fair value through profit or loss
Available-for-sale financial assets	3,308,770	—	—	3,308,770	Available-for-sale financial assets
Held-to-maturity financial assets	3,825,680	—	—	3,825,680	Held-to-maturity financial assets
Notes and accounts receivable	46,321,240	—	(490,952)	45,830,288	Notes and accounts receivable, net
Receivables from related parties	185,764	—	—	185,764	Receivables from related Parties
Allowance for doubtful receivables	(490,952)	—	490,952	—	—
Allowance for sales returns and others	(5,068,263)	—	5,068,263	—	—	a)
Other receivables from related parties	122,292	—	—	122,292	Other receivables from related parties
Other financial assets	617,142	—	—	617,142	Other financial assets
Inventories	24,840,582	—	—	24,840,582	Inventories
Deferred income tax assets	5,936,490	—	(5,936,490)	—	—	b)

(Continued)

		Effect of Transition to Taiwan-IFRSs
		Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note
Prepaid expenses and other current assets	$2,174,014	$—	$—	$2,174,014	Other current asset

Total current assets	225,260,396	—	(868,227)	224,392,169	Total current assets

Long-term investments
Investments accounted for using equity method	24,900,332	(13,401)	—	24,886,931	Investments accounted for using equity method	e)
Held-to-maturity financial assets	5,243,167	—	—	5,243,167	Held-to-maturity financial assets
Financial assets carried at cost	4,315,005	—	—	4,315,005	Financial assets carried at cost

Total long-term investments	34,458,504	(13,401)	—	34,445,103

Net property, plant and equipment	490,374,916	—	47,237	490,422,153	Property, plant and equipment	c)

Intangible assets	10,861,563	—	—	10,861,563	Intangible assets

Other assets
Deferred income tax assets	7,436,717	231,011	5,936,490	13,604,218	Deferred income tax assets	b), d)
Refundable deposits	4,518,863	—	—	4,518,863	Refundable deposits
Others	1,353,983	—	(47,237)	1,306,746	Other noncurrent assets	c)

Total other assets	13,309,563	231,011	5,889,253	19,429,827

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

Current liabilities

Short-term loans	$25,926,528	$—	$—	$25,926,528	Short-term loans
Financial liabilities at fair value through profit or loss	13,742	—	—	13,742	Financial liabilities at fair value through profit or loss
Hedging derivative financial liabilities	232	—	—	232	Hedging derivative financial liabilities
Accounts payable	10,530,487	—	—	10,530,487	Accounts payable
Payables to related parties	1,328,521	—	—	1,328,521	Payables to related parties
Income tax payable	10,656,124	—	—	10,656,124	Income tax payable
Salary and bonus payable	6,148,499	—	—	6,148,499	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	9,081,293	—	—	9,081,293	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	35,540,526	—	—	35,540,526	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,218,235	—	—	13,218,235	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	4,562,500	—	—	4,562,500	Current portion of bonds payable and long-term bank loans
—	—	—	5,068,263	5,068,263	Provisions	a)

Total current liabilities	117,006,687	—	5,068,263	122,074,950	Total current liabilities

Long-term liabilities
Bonds payable	18,000,000	—	—	18,000,000	Bonds payable
Long-term bank loans	1,587,500	—	—	1,587,500	Long-term bank loans
Obligations under capital leases	870,993	—	—	870,993	Obligations under finance leases

Total long-term liabilities	20,458,493	—	—	20,458,493

Other liabilities
Accrued pension cost	3,908,508	2,332,516	—	6,241,024	Accrued pension cost	d)
Guarantee deposits	443,983	—	—	443,983	Guarantee deposits
—	—	—	2,889	2,889	Provisions
Others	403,720	—	(2,889)	400,831	Others

Total other liabilities	4,756,211	2,332,516	—	7,088,727

Total liabilities	142,221,391	2,332,516	5,068,263	149,622,170	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,162,226	—	—	259,162,226	Capital stock

Capital surplus	55,846,357	(374,695)	—	55,471,662	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	102,399,995	—	—	102,399,995	Appropriated as legal capital reserve
Appropriated as special capital reserve	6,433,874	—	—	6,433,874	Appropriated as special capital reserve
Unappropriated earnings	213,357,286	(1,726,828)	—	211,630,458	Unappropriated earnings	d), e)

	322,191,155	(1,726,828)	—	320,464,327

(Continued)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note
Others
Cumulative translation adjustments	$(6,433,369)	$5	$—	$(6,433,364)	Foreign currency translation reserve	e)
Unrealized gain/loss on financial instruments	(1,172,855)	—	93	(1,172,762)	Unrealized gain/loss from available-for- sale financial assets
—	—	—	(93)	(93)	Cash flow hedges reserve

	(7,606,224)	5	—	(7,606,219)

Equity attributable to shareholders of the parent	629,593,514	(2,101,518)	—	627,491,996	Equity attributable to shareholders of the parent
Minority interests	2,450,037	(13,388)	—	2,436,649	Noncontrolling interests	d)

Total shareholders’ equity	632,043,551	(2,114,906)	—	629,928,645	Total equity

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

(Concluded)

3)	Reconciliation of consolidated statement of comprehensive income for the year ended December 31, 2012

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note
Net sales	$506,248,580	$—	$496,654	$506,745,234	Net revenue	f)
Cost of sales	262,628,681	(45,583)	—	262,583,098	Cost of revenue	d)

Gross profit before affiliates elimination	243,619,899	45,583	496,654	244,162,136	Gross profit before unrealized gross profit on sales to associates
Unrealized gross profit from affiliates	(25,029)	—	—	(25,029)	Unrealized gross profit on sales to associates

Gross profit	243,594,870	45,583	496,654	244,137,107	Gross profit

Operating expenses
Research and development	40,402,138	(18,943)	—	40,383,195	Research and development	d)
General and administrative	17,638,088	(6,394)	—	17,631,694	General and administrative	d)
Marketing	4,497,451	(1,465)	—	4,495,986	Marketing	d)

Total operating expenses	62,537,677	(26,802)	—	62,510,875

—	—	—	(449,364)	(449,364)	Other operating income and expenses, net	f)

Income from operations	181,057,193	72,385	47,290	181,176,868	Income from operations

Non-operating income and gains
Equity in earnings of equity method investees, net	2,028,611	45,118	—	2,073,729	Share of profits of associates and joint venture	e)
Interest income	1,645,036	—	(1,645,036)	—	—	f)
Settlement income	883,845	—	(883,845)	—	—	f)
Foreign exchange gain, net	582,498	—	—	582,498	Foreign exchange gain, net
Gain on settlement and disposal of financial assets, net	541,089	—	(541,089)	—	—	f)
Technical service income	496,654	—	(496,654)	—	—	f)
Others	604,304	—	(604,304)	—	—	f)
—	—	—	1,716,093	1,716,093	Other income	f)
—	—	4,977	(2,857,287)	(2,852,310)	Other gains and losses	e), f)

Total non-operating income and gains	6,782,037	50,095	(5,312,122)	1,520,010

Non-operating expenses and losses
Impairment of financial assets	4,231,602	—	(4,231,602)	—	—	f)
Interest expense	1,020,422	—	—	1,020,422	Finance costs
Impairment loss on idle assets	444,505	—	(444,505)	—	—	f)
Loss on disposal of property, plant and equipment	31,816	—	(31,816)	—	—	f)
Others	556,909	—	(556,909)	—	—	f)

Total non-operating expenses and losses	6,285,254	—	(5,264,832)	1,020,422

(Continued)

Effect of Transition to Taiwan-IFRSs
Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note
Income before income tax	$181,553,976	$122,480	$—	$181,676,456	Income before income tax
Income tax expense	15,590,287	(37,633)	—	15,552,654	Income tax expense	d)

Net income	$165,963,689	$160,113	$—	166,123,802	Net income

				(4,322,697)	Exchange differences arising on translation of foreign operations
				9,534,269	Changes in fair value of available-for-sale financial assets
				232	Cash flow hedges
				53,748	Share of other comprehensive income of associates and joint venture	e)
				(685,978)	Actuarial loss from defined benefit plans	d)
				(326,942)	Income tax expense related to components of other comprehensive income	d)

				4,252,632	Other comprehensive income for the year, net of income tax

				$170,376,434	Total comprehensive income for the year

(Concluded)

4)	Significant reconciliation differences in consolidated statements of cash flows for the year ended December 31, 2012

The Company prepared the statement of cash flows using the indirect method under R.O.C. GAAP, in which the interest received is not required to be disclosed separately; instead, the interest received and the interest paid are included within the operating activities in the statement of cash flows. However, according to IAS No. 7, “Statement of Cash Flows,” for the year ended December 31, 2012, the interest received of NT$1,719,026 thousand should be disclosed separately in the investing activities; and the interest paid of NT$736,607 thousand should be disclosed in the financing activities based on their nature, respectively.

Except for the above differences, there are no other significant differences between R.O.C. GAAP and Taiwan-IFRSs in the consolidated statement of cash flows.

d.	Notes to the reconciliation of the significant differences:

a)	Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the year the related revenue is recognized based on historical experience. The corresponding allowance for sales returns and others is presented as a reduction in accounts receivable. Under Taiwan-IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions in accordance with IAS No. 37, “Provisions, Contingent Liabilities and Contingent Assets.”

As of December 31, 2012 and January 1, 2012, the amounts reclassified from allowance for sales returns and others to provisions were NT$6,038,003 thousand and NT$5,068,263 thousand, respectively.

b)	Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset and liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. Under Taiwan-IFRSs, a deferred tax asset and liability is classified as noncurrent asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. In accordance with IAS No. 12, “Income Taxes,” deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

As of December 31, 2012 and January 1, 2012, the amounts reclassified from deferred income tax assets to noncurrent assets were NT$8,001,202 thousand and NT$5,936,490 thousand, respectively.

c)	The classification of assets leased to others and idle assets
Under R.O.C. GAAP, assets leased to others and idle assets are classified under other assets. Under Taiwan-IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature. In accordance with IAS No. 40, “Investment Property,” investment properties are defined as properties held to earn rentals or for capital appreciation; however, the Company’s assets leased to others are mainly housing facilities leased to employees and manufacturing facilities leased to suppliers. The housing facilities leased to employees are not classified as investment properties; and manufacturing facilities leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the entire facility.

As of December 31, 2012 and January 1, 2012, the amounts reclassified from assets leased to others and idle assets to property, plant and equipment were NT$32,742 thousand and NT$47,237 thousand, respectively.

d)	Employee benefits

The Company had recognized the pension cost and retirement benefit obligation under its defined benefit plans based on actuarial valuations performed in conformity with R.O.C. GAAP. Under Taiwan-IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

In addition, under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of such actuarial gains and losses. When using the corridor approach, actuarial gains and losses is amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company elects to recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

At the transition date, the Company performed the actuarial valuation under IAS No. 19, “Employee Benefits,” and recognized the valuation difference directly to retained earnings under the requirement of IFRS 1. For the year ended December 31, 2012, total actuarial gains and losses were also recognized to other comprehensive income in accordance with actuarial valuation carried out in 2012.

In addition, under R.O.C. GAAP, a minimum pension liability should be recognized in the balance sheet. If the accrued pension cost is less than the minimum pension liability, the difference should be recognized as an additional liability. Under Taiwan-IFRSs, there is no aforementioned requirement to recognize minimum pension liability.

As of December 31, 2012 and January 1, 2012, accrued pension cost of the Company was adjusted for an increase of NT$2,941,693 thousand and NT$2,332,516 thousand, respectively; deferred income tax assets were adjusted for an increase of NT$351,002 thousand and NT$231,011 thousand, respectively; noncontrolling interests were adjusted for a decrease of NT$12,759 thousand and NT$13,388 thousand, respectively. As of December 31, 2012, net loss not recognized as pension cost was adjusted for a decrease of NT$4,416 thousand. For the year ended December 31, 2012, pension cost and income tax expense of the Company were adjusted for a decrease of NT$72,385 thousand and NT$37,633 thousand, respectively; actuarial loss from defined benefit plans and income tax benefit related to components of other comprehensive income were recognized in the amount of NT$685,978 thousand and NT$82,358 thousand, respectively.

e)	Investments accounted for using the equity method

The Company has evaluated significant differences between current accounting policies and Taiwan-IFRSs for the Company’s associates and joint ventures accounted for using the equity method. The significant difference is mainly due to the adjustment to employee benefits.

In addition, if the investor subscribes to additional shares of associates and joint ventures that is disproportionate to its existing ownership percentage and results in a decrease in the investor’s ownership percentage in the associate and joint venture, the resulting carrying amount of the investment differs from the amount of the investor’s share in the equity of the associates and joint venture. Under R.O.C. GAAP, the investor records such a difference as an adjustment to the carrying amount of the investment with the corresponding amount charged or credited to capital surplus. Under Taiwan-IFRSs, such a difference is still adjusted to carrying amount of the investment and capital surplus. If the investor’s ownership interest in an associate and joint venture decreases, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate and joint venture shall be reclassified to profit or loss on the same basis as would be required if the associate and joint venture had directly disposed of the related assets or liabilities.

As of December 31, 2012 and January 1, 2012, as a result of the differences mentioned above, investment accounted for using the equity method was adjusted for a decrease of NT$69,102 thousand and NT$13,401 thousand, respectively; foreign currency translation reserve was adjusted for a decrease of NT$43 thousand and an increase of NT$5 thousand, respectively; capital surplus was adjusted for a decrease of NT$462,469 thousand and NT$374,695 thousand, respectively. As of December 31, 2012, net loss not recognized as pension cost was adjusted for a decrease of NT$883 thousand. In addition, equity in earnings of equity method investees and share of other comprehensive income of associates and joint venture were adjusted for an increase of NT$45,118 thousand and a decrease of NT$18,905 thousand for the year ended December 31, 2012, respectively; other gains and losses was adjusted for a gain of NT$4,977 thousand for the year ended December 31, 2012.

f)	The reclassification of line items in the consolidated statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of Taiwan-IFRSs, income from operations in the consolidated income statement only includes net revenue, cost of revenue and operating expenses. Under Taiwan-IFRSs, based on the nature of operating transactions, technical service income is reclassified under net revenue; rental revenue, depreciation of rental assets, net gain or loss on disposal of property, plant and equipment and other assets, and impairment loss on idle assets, are reclassified under other operating income and expenses, which are included in income from operations.

Under Taiwan-IFRSs, based on the nature of operating transactions, for the year ended December 31, 2012, the Company reclassified technical service income of NT$496,654 thousand to net revenue, rental revenue of NT$808 thousand, net gain on disposal of property, plant and equipment and other assets of NT$103 thousand, other income of NT$886 thousand, depreciation of rental assets of NT$6,656 thousand and impairment loss on idle assets of NT$444,505 thousand to other operating income and expenses. In addition, interest income of NT$1,645,036 thousand and dividend income of NT$71,057 thousand were also reclassified to other income; settlement income of NT$883,845 thousand, net gain on disposal of financial assets of NT$541,089 thousand, others of NT$499,903 thousand (under non-operating income and gains), net valuation loss on financial instruments of NT$252,530 thousand, impairment loss of financial assets of NT$4,231,602 thousand as well as others of NT$297,992 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the year ended December 31, 2012.

44.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entities): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and between each subsidiary, and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 9 attached;

l.	Information on investment in Mainland China

1) The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2) Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Interest Rate		Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 2)
																	Item	Value
1	TSMC Partners	TSMC China	Other receivables from related parties	Yes	$ (US$	3,874,000 130,000)		$—		$—	—		The need for short-term financing	$—	Purchase equipment	$—	—	$—	$42,862,161 (Note 1)	$42,862,161
		TSMC Solar	Other receivables from related parties	Yes	(US$	2,682,000 90,000)	(US$	2,682,000 90,000)	(US$	2,100,900 70,500)	0.37 0.3805	%- %	The need for short-term financing	—	Operating capital	—	—	—	17,144,864 (Note 1)	42,862,161
		TSMC SSL	Other receivables from related parties	Yes	(US$	1,788,000 60,000)	(US$	1,788,000 60,000)	( US$	298,000 10,000)	0.37%		The need for short-term financing	—	Operating capital	—	—	—	17,144,864 (Note 1)	42,862,161
2	TSMC Development	TSMC Solar	Other receivables from related parties	Yes	(US$	2,384,000 80,000)		—		—	—		The need for short-term financing	—	Operating capital	—	—	—	6,503,905 (Notes 1 and 4)	16,259,762 (Note 4)
		TSMC SSL	Other receivables from related parties	Yes	(US$	2,682,000 90,000)		—		—	—		The need for short-term financing	—	Operating capital	—	—	—	6,503,905 (Notes 1 and 4)	16,259,762 (Note 4)

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners and TSMC Development, respectively. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC (offshore 100% owned subsidiaries) or the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the respective lending limit for offshore 100% owned subsidiaries shall not exceed the net worth of TSMC Partners and TSMC Development, respectively, and the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower in 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners and TSMC Development, respectively.
Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and TSMC Development, respectively.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 4:	The amount was determined based on the audited financial statements in accordance with local accounting principles.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed	Maximum Balance for the Period (US$ in		Ending Balance (US$ in		Amount Actually Drawn		Amount of Endorsement/ Guarantee	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest	Maximum Endorsement/ Guarantee Amount	Guarantee Provided by	Guarantee	Guarantee Provided to Subsidiaries
		Name	Nature of Relationship	Party (Notes 1 and 2)	Thousands) (Note 3)		Thousands) (Note 3)		(US$ in Thousands)		Collateralized by Properties	Financial Statements	Allowable (Note 2)	Parent Company	Provided by A Subsidiary	in Mainland China
0	TSMC	TSMC Global	Subsidiary	$211,877,064	$ (US$	44,700,000 1,500,000)	$ (US$	44,700,000 1,500,000)	$ (US$	44,700,000 1,500,000)	$—	5.3%	$211,877,064	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC	Commercial paper
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	100		$998,018	N/A		$997,608
	Taiwan Power Company	—	”	80		797,931	N/A		798,004
	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	275,957		646,402	1		646,402	Note 1
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		437,105
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		340,108
	W.K. Technology Fund IV	—	”	4,000		39,280	2		34,919
	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		78,303	12		78,303
	Crimson Asia Capital	—	”	—		53,211	1		53,211
TSMC Global	Stock
	ASML	—	Available-for-sale financial assets	20,993	US$	1,970,536	5	US$	1,970,536	Note 2
	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	40	US$	40	N/A	US$	40
TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	274	US$	3,799	—	US$	3,799
TSMC Partners	Stock
	Mcube	—	Financial assets carried at cost	6,333		—	17		—
	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000
Emerging Alliance	Common stock
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	—	”	4,074	US$	1,545	10	US$	1,545
	Preferred stock
	Next IO, Inc.	—	Financial assets carried at cost	8		—	—		—	Note 3
	QST Holdings, LLC	—	”	—	US$	141	4	US$	141
ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497
ISDF II	Common stock
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	745	US$	163	6	US$	163
	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264	US$	456	3	US$	456

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
VTAF II	Common stock
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	—	”	2,600	US$	2,243	28	US$	2,243
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	963	US$	2,168	3	US$	2,168
	Aquantia	—	”	4,556	US$	4,316	2	US$	4,316
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	Next IO, Inc.	—	”	179		—	1		—	Note 4
	QST Holdings, LLC	—	”	—	US$	588	13	US$	588
VTAF III	Common stock
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315
	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170	Note 5
	Powervation, Ltd.	—	”	527	US$	8,238	15	US$	8,238
	Stion Corp.	—	”	8,152		—	15		—	Note 6
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	11,192	US$	4,197	4	US$	4,197

Note 1:	The carrying value represents carrying amount less accumulated impairment of NT$412,901 thousand.
Note 2:	In October 2012, TSMC Global acquired 5% of the outstanding equity of ASML with a lock-up period of 2.5 years starting from the acquisition date.
Note 3:	The carrying value represents carrying amount less accumulated impairment of US$500 thousand.
Note 4:	The carrying value represents carrying amount less accumulated impairment of US$1,219 thousand.
Note 5:	The carrying value represents carrying amount less accumulated impairment of US$4,672 thousand.
Note 6:	The carrying value represents carrying amount less accumulated impairment of US$55,474 thousand.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition		Disposal						Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC	Stock
	Semiconductor Manufacturing International Corporation	Available-for-sale financial assets	—	—	1,277,958		$1,845,052	—	$—	1,002,001		$1,830,424		$983,715	$846,709	275,957		$646,402
	TSMC SSL	Investments accounted for using equity method	Note 2	Subsidiary	430,400		2,389,541	124,274	1,242,744	—		—		—	—	554,674		2,154,913
	Commercial Paper
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		—	100	998,018	—		—		—	—	100		998,018
	Taiwan Power Company	”	—	—	—		—	80	797,931	—		—		—	—	80		797,931
TSMC Global	Corporate bond
	Aust + Nz Banking Group	Held-to-maturity financial assets	—	—	20,000	US$	19,999	—	—	20,000	US$	20,000	US$	20,000	—	—		—
	Commonwealth Bank of Australia	”	—	—	25,000	US$	25,000	—	—	25,000	US$	25,000	US$	25,000	—	—		—
	Commonwealth Bank of Australia	”	—	—	25,000	US$	25,000	—	—	25,000	US$	25,000	US$	25,000	—	—		—
	Deutsche Bank AG London	”	—	—	20,000	US$	19,999	—	—	20,000	US$	20,000	US$	20,000	—	—		—
	JP Morgan Chase + Co.	”	—	—	35,000	US$	35,006	—	—	35,000	US$	35,000	US$	35,000	—	—		—
	Westpac Banking Corp.	”	—	—	25,000	US$	25,000	—	—	25,000	US$	25,000	US$	25,000	—	—		—
TSMC Development	Stock
	WaferTech	Investments accounted for using equity method	Note 3	Subsidiary	293,637	US$	262,053	—	—	—		—	US$	100,000	—	293,637	US$	248,252

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized gains/losses on financial assets, share of profits/losses of investees and other related adjustment to equity.
Note 2:	The acquisition is primarily consisted of cash injection.
Note 3:	The disposal is primarily consisted of capital return.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter- party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Land	January 3, 2013	$2,248,400	By the contract	Miaoli County Government	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 22, 2013 to August 29, 2013	3,561,600	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2013 to June 21, 2013	4,373,205	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 3, 2013 to October 25, 2013	338,948	By the construction progress	I Domain Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	April 3, 2013 to May 15, 2013	2,615,744	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	May 27, 2013 to June 19, 2013	615,038	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
Company Name			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (Foreign Currencies in Thousands)		% to Total
TSMC	TSMC North America	Subsidiary	Sales		$414,087,565	69	Net 30 days from invoice date	—	—		$52,750,047	74
	GUC	Associate	Sales		1,970,934	1	Net 30 days from the end of the month of when invoice is issued	—	—		219,424	—
	VIS	Associate	Sales		195,101	—	Net 30 days from the end of the month of when invoice is issued	—	—		—	—
	Mcube	Associate of the Company’s subsidiary (Note 2)	Sales		119,067	—	Net 30 days from invoice date	—	—		—	—
	TSMC China	Subsidiary	Purchases		16,902,114	27	Net 30 days from the end of the month of when invoice is issued	—	—		(1,509,508)	8
	WaferTech	Indirect subsidiary	Purchases		8,520,337	14	Net 30 days from the end of the month of when invoice is issued	—	—		(685,906)	4
	VIS	Associate	Purchases		6,993,964	11	Net 30 days from the end of the month of when invoice is issued	—	—		(731,587)	4
	SSMC	Associate	Purchases		3,056,372	5	Net 30 days from the end of the month of when invoice is issued	—	—		(382,007)	2
TSMC Solar	TSMC Solar Europe GmbH	Subsidiary	Sales		146,866	57	Net 30 days from the end of the month of when invoice is issued	—	—		16,287	43
TSMC North America	GUC	Associate of TSMC	Sales	(US$	1,714,625 57,780)	—	Net 30 days from invoice date	—	—	(US$	71,952 2,414)	—

Note 1:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
Note 2:	TSMC Partners, the subsidiary of TSMC, did not exercise significant influence over Mcube starting the third quarter of 2013, and therefore, Mcube is no longer a related party to the Company.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken
TSMC	TSMC North America	Subsidiary		$53,078,207	41	$16,627,236	—	$18,782,230	$—
	GUC	Associate		219,424	42	—	—	—	—
	VIS	Associate		105,881	(Note 2)	—	—	—	—
TSMC Partners	TSMC Solar	The same parent company	(US$	2,102,953 70,569)	(Note 2)	—	—	—	—
	TSMC SSL	The same parent company	(US$	298,025 10,001)	(Note 2)	—	—	—	—
TSMC China	TSMC	Parent company	(RMB	1,509,508 308,836)	31	—	—	—	—
TSMC Technology	TSMC	Parent company	(US$	170,332 5,716)	(Note 2)	—	—	—	—
WaferTech	TSMC	Parent company	(US$	685,906 23,017)	27	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Net revenue from sale of goods	$414,087,565	—	69%
				Receivables from related parties	52,750,047	—	4%
				Other receivables from related parties	328,160	—	—
				Payables to related parties	7,675	—	—
		TSMC China	1	Net revenue from sale of goods	7,798	—	—
				Net revenue from royalty	15,624	—	—
				Purchases	16,902,114	—	3%
				Marketing expenses - commission	89,129	—	—
				Disposal of property, plant and equipment	67,174	—	—
				Gain on disposal of property, plant and equipment	2,682	—	—
				Purchases of property, plant and equipment	100,298	—	—
				Other receivables from related parties	15,409	—	—
				Payables to related parties	1,509,508	—	—
		TSMC Japan	1	Marketing expenses - commission	240,268	—	—
				Payables to related parties	37,906	—	—
		TSMC Europe	1	Marketing expenses - commission	385,931	—	—
				Research and development expenses	62,070	—	—
				Payables to related parties	55,482	—	—
		TSMC Korea	1	Marketing expenses - commission	21,609	—	—
				Payables to related parties	2,327	—	—
		TSMC Technology	1	Research and development expenses	826,291	—	—
				Payables to related parties	170,332	—	—
		WaferTech	1	Net revenue from sale of goods	12,525	—	—
				Purchases	8,520,337	—	1%
				Other receivables from related parties	3,009	—	—
				Payables to related parties	685,906	—	—
		TSMC Canada	1	Research and development expenses	217,031	—	—
				Payables to related parties	17,096	—	—
		Xintec	1	Manufacturing expenses	106,290	—	—
				Research and development expenses	1,418	—	—
				Disposal of property, plant and equipment	26,978	—	—
		TSMC SSL	1	Manufacturing expenses	12,956	—	—
				Other gains and losses	8,550	—	—
				Other receivables from related parties	2,160	—	—
				Payables to related parties	3,292	—	—
		TSMC Solar	1	Manufacturing expenses	2,822	—	—
				General and administrative expenses	2,257	—	—
				Other gains and losses	10,086	—	—

(Continued)

				Intercompany Transactions
No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC Solar	1	Purchases of property, plant and equipment	$20,201	—	—
				Other receivables from related parties	2,431	—	—
				Payables to related parties	14,054	—	—
1	TSMC Development	WaferTech	1	Other receivables from related parties	40,485	—	—
2	TSMC North America	TSMC Technology	3	Other receivables from related parties	8,307	—	—
3	TSMC Solar	TSMC Solar Europe GmbH	1	Net revenue from sale of goods	146,866	—	—
				Receivables from related parties	16,287	—	—
		TSMC Development	3	Finance costs	2,613	—	—
		TSMC Partners	3	Finance costs	2,043	—	—
				Other payables to related parties	2,102,953	—	—
4	TSMC SSL	TSMC Partners	3	Other receivables from related parties	298,025	—	—
5	TSMC China	Xintec	3	Disposal of property, plant and equipment	48,193	—	—
		TSMC Partners	3	Finance costs	2,788	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2013 (Foreign Currencies in Thousands)	December 31, 2012 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$64,953,489	$(172,392)	$(172,392)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	42,861,788	3,516,560	3,516,667	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	39	10,556,348	4,370,988	1,724,819	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	7,457,733	5,039,563	1,954,847	Associate
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	4,551,318	(1,554,038)	(1,516,235)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,763,194	468,309	468,309	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	5,546,744	4,304,000	554,674	92	2,154,913	(1,663,137)	(1,550,850)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,866,123	288,881	37,942	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,056,141	289,204	100,746	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,908,912	1,896,914	—	50	892,439	(1,509,593)	(151,326)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	596,514	704,447	—	98	441,763	(3,662)	(3,589)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	290,838	37,659	37,659	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	841,757	852,258	—	99.5	144,924	(10,806)	(10,753)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	124,762	4,717	4,717	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	150,000	100,000	—	100	85,162	(22,899)	(22,899)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	29,475	1,296	1,296	Subsidiary
TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	3,887,462	251,864	Note 2	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,806,693	1,801,918	—	49	597	(1,509,593)	Note 2	Associate
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	504,107	504,107	—	100	89,196	(93,795)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	205,772	205,772	1	100	8,305	(36,733)	Note 2	Subsidiary
TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	3,133	3,133	1	100	2,873	(65)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2013				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2013 (Foreign Currencies in Thousands)		December 31, 2012 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	$ (US$	0.03 0.001)	$ (US$	0.03 0.001)	—	100	$ (US$	20,614,259 691,754)	$ (US$	2,593,196 87,387)		Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	1,281,400 43,000)	(US$	1,281,400 43,000)	43,000	49	(US$	3,492,453 117,196)	(US$	922,947 31,102)		Note 2	Jointly controlled entity
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	386,971 12,986)	(US$	37,518 1,264)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	421,759 14,153)	(US$	421,759 14,153)	14,153	97	(US$	322,518 10,823)	(US$	73,175 2,466)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	23,453 787)	(US$	23,453 787)	787	97	(US$	248,411 8,336)	(US$	190,339 6,414)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	68,540 2,300)	(US$	68,540 2,300)	2,300	100	(US$	142,773 4,791)	(US$	15,493 522)		Note 2	Subsidiary
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	(US$	2,384,000 80,000)	(US$	8,344,000 280,000)	293,637	100	(US$	7,397,902 248,252)	(US$	2,558,757 86,226)		Note 2	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	155,318 5,212)	(US$	155,318 5,212)	15,643	58	(US$	36,404 1,222)	(US$	(19,129 (645	) ) )	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	63,474 2,130)	(US$	54,534 1,830)	—	100	(US$	18,075 607)	(US$	(1,839 (62	) ) )	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—		Note 2	Subsidiary
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	(EUR	508,400 12,400)	(EUR	508,400 12,400)	—	100	(EUR	85,863 2,094)	(EUR	(93,917 (2,375	) ) )	Note 2	Subsidiary
TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		52,498		42,945	5,250	—		21,056		(1,554,038)		Note 2	Associate
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		54,359		34,266	5,436	1		21,011		(1,663,137)		Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	Please refer to Table 10 for information on investment in Mainland China.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2013 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2013 (US$ in Thousands)		Percentage of Ownership	Share of Profits/ Losses	Carrying Amount as of December 31, 2013	Accumulated Inward Remittance of Earnings as of December 31, 2013
							Outflow	Inflow
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	100%	$5,111,975 (Note 2)	$23,845,371	$—

Accumulated Investment in Mainland China as of December 31, 2013 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ 18,939,667 (US$ 596,000)	$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing Company Limited

Parent Company Only Financial Statements for the

Years Ended December 31, 2013 and 2012 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying parent company only balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2013 and 2012 and January 1, 2012 and the related parent company only statements of comprehensive income for the years ended December 31, 2013 and 2012, as well as the parent company only statements of changes in equity and cash flows for the years ended December 31, 2013 and 2012. These parent company only financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the parent company only financial statements referred to above present fairly, in all material respects, the parent company only financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2013 and 2012 and January 1, 2012, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers.

The statements of major accounting items listed in the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2013 are presented for the purpose of additional analysis. Such statements have been subjected to the auditing procedures applied in our audits of the financial statements mentioned above. In our opinion, such statements are fairly stated in all material respects in relation to the financial statements as a whole.

February 18, 2014

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Member of Deloitte Touche Tohmatsu Limited

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2013		December 31, 2012		January 1, 2012
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$146,438,768	12	$109,150,810	12	$85,262,521	11
Financial assets at fair value through profit or loss (Note 7)	64,030	—	38,824	—	14,925	—
Available-for-sale financial assets (Note 8)	646,402	—	1,845,052	—	2,617,134	1
Held-to-maturity financial assets (Note 9)	1,795,949	—	701,146	—	701,136	—
Notes and accounts receivable, net (Note 10)	17,445,877	2	15,252,394	2	19,409,266	3
Receivables from related parties (Note 34)	52,969,803	4	40,987,444	4	24,777,534	3
Other receivables from related parties (Note 34)	572,000	—	274,963	—	188,028	—
Inventories (Notes 5 and 11)	35,243,061	3	35,296,391	4	22,853,397	3
Other financial assets	61,842	—	175,261	—	122,010	—
Other current assets (Note 16)	2,386,031	—	2,097,329	—	1,725,736	—

Total current assets	257,623,763	21	205,819,614	22	157,671,687	21

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 9)	—	—	—	—	702,291	—
Financial assets carried at cost (Note 12)	469,378	—	483,759	—	497,835	—
Investments accounted for using equity method (Notes 5 and 13)	165,075,781	14	139,150,441	15	128,143,256	17
Property, plant and equipment (Notes 5 and 14)	770,443,494	64	586,636,036	61	454,420,770	59
Intangible assets (Notes 5 and 15)	7,069,456	1	6,449,837	1	6,287,000	1
Deferred income tax assets (Notes 5 and 28)	4,580,468	—	10,318,863	1	13,228,485	2
Refundable deposits	2,496,663	—	2,394,826	—	4,491,735	—
Other noncurrent assets (Note 16)	820,000	—	884,277	—	1,022,349	—

Total noncurrent assets	950,955,240	79	746,318,039	78	608,793,721	79

TOTAL	$1,208,579,003	100	$952,137,653	100	$766,465,408	100

	December 31, 2013		December 31, 2012		January 1, 2012
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans (Note 17)	$15,645,000	1	$34,714,929	4	$25,926,528	3
Financial liabilities at fair value through profit or loss (Note 7)	25,404	—	6,274	—	—	—
Accounts payable	13,628,675	1	13,392,221	1	9,522,688	1
Payables to related parties (Note 34)	4,183,979	—	3,230,342	—	2,992,582	—
Accrued profit sharing to employees and bonus to directors (Note 21)	12,738,801	1	11,186,591	1	9,055,704	1
Payables to contractors and equipment suppliers	89,555,814	8	44,371,108	5	33,811,970	5
Income tax payable (Note 28)	22,567,331	2	15,196,399	1	10,647,797	1
Provisions (Notes 5 and 18)	7,217,331	1	5,732,738	1	4,887,879	1
Accrued expenses and other current liabilities	21,633,409	2	16,698,014	2	13,057,161	2
Current portion of bonds payable (Note 19)	—	—	—	—	4,500,000	1

Total current liabilities	187,195,744	16	144,528,616	15	114,402,309	15

NONCURRENT LIABILITIES
Bonds payable (Note 19)	166,200,000	14	80,000,000	8	18,000,000	2
Other long-term payables	36,000	—	54,000	—	—	—
Accrued pension cost (Notes 5 and 20)	7,491,040	—	6,805,042	1	6,132,071	1
Guarantee deposits	147,964	—	199,315	—	439,032	—

Total noncurrent liabilities	173,875,004	14	87,058,357	9	24,571,103	3

Total liabilities	361,070,748	30	231,586,973	24	138,973,412	18

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 21)	259,286,171	21	259,244,357	27	259,162,226	34

Capital surplus (Note 21)	55,858,626	5	55,675,340	6	55,471,662	7

Retained earnings (Note 21)
Appropriated as legal capital reserve	132,436,003	11	115,820,123	12	102,399,995	13
Appropriated as special capital reserve	2,785,741	—	7,606,224	1	6,433,874	1
Unappropriated earnings	382,971,408	32	284,985,121	30	211,630,458	28

	518,193,152	43	408,411,468	43	320,464,327	42

Others (Note 21)	14,170,306	1	(2,780,485)	—	(7,606,219)	(1)

Total equity	847,508,255	70	720,550,680	76	627,491,996	82

TOTAL	$1,208,579,003	100	$952,137,653	100	$766,465,408	100

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2013		2012
	Amount	%	Amount	%
NET REVENUE (Notes 5, 23 and 34)	$591,087,600	100	$500,369,525	100
COST OF REVENUE (Notes 11, 30 and 34)	319,407,163	54	265,494,185	53

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	271,680,437	46	234,875,340	47
UNREALIZED GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	(35,577)	—	(25,029)	—

GROSS PROFIT	271,644,860	46	234,850,311	47

OPERATING EXPENSES (Notes 5, 30 and 34)
Research and development	46,922,471	8	38,769,956	8
General and administrative	17,697,411	3	16,324,238	3
Marketing	2,304,472	—	2,386,889	1

Total operating expenses	66,924,354	11	57,481,083	12

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 24 and 30)	(66,614)	—	(549,087)	—

INCOME FROM OPERATIONS	204,653,892	35	176,820,141	35

NON-OPERATING INCOME AND EXPENSES
Share of profits of subsidiaries and associates (Note 13)	9,530,933	2	8,175,390	2
Other income (Note 25)	1,082,426	—	936,903	—
Foreign exchange gain, net	279,488	—	327,744	—
Finance costs (Note 26)	(2,092,236)	—	(945,114)	—
Other gains and losses (Notes 27 and 34)	2,262,047	—	(1,562,677)	—

Total non-operating income and expenses	11,062,658	2	6,932,246	2

INCOME BEFORE INCOME TAX	215,716,550	37	183,752,387	37
INCOME TAX EXPENSE (Note 28)	27,569,760	5	17,434,101	4

NET INCOME	188,146,790	32	166,318,286	33

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2013		2012
	Amount	%	Amount	%
OTHER COMPREHENSIVE INCOME (LOSS) (Notes 13, 20, 21 and 28)
Exchange differences arising on translation of foreign operations	$3,655,675	1	$(4,317,386)	(1)
Changes in fair value of available-for-sale financial assets	(214,935)	—	2,407,647	1
Share of other comprehensive income of subsidiaries and associates	13,472,874	2	7,118,419	1
Actuarial loss from defined benefit plans	(671,774)	—	(677,413)	—
Income tax benefit (expense) related to components of other comprehensive income	117,152	—	(328,010)	—

Other comprehensive income for the year, net of income tax	16,358,992	3	4,203,257	1

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$204,505,782	35	$170,521,543	34

EARNINGS PER SHARE (NT$, Note 29)
Basic earnings per share	$7.26		$6.42

Diluted earnings per share	$7.26		$6.41

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
								Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets
	Capital Stock - Common Stock			Retained Earnings
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total			Cash Flow Hedges Reserve	Total	Total Equity
BALANCE, JANUARY 1, 2012	25,916,222	$259,162,226	$55,471,662	$102,399,995	$6,433,874	$211,630,458	$320,464,327	$(6,433,364)	$(1,172,762)	$(93)	$(7,606,219)	$627,491,996
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	13,420,128	—	(13,420,128)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	1,172,350	(1,172,350)	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,748,668)	(77,748,668)	—	—	—	—	(77,748,668)

Total	—	—	—	13,420,128	1,172,350	(92,341,146)	(77,748,668)	—	—	—	—	(77,748,668)

Net income in 2012	—	—	—	—	—	166,318,286	166,318,286	—	—	—	—	166,318,286
Other comprehensive income in 2012, net of income tax	—	—	—	—	—	(622,477)	(622,477)	(4,320,442)	9,146,083	93	4,825,734	4,203,257

Total comprehensive income in 2012	—	—	—	—	—	165,695,809	165,695,809	(4,320,442)	9,146,083	93	4,825,734	170,521,543

Issuance of stock from exercise of employee stock options	8,213	82,131	160,357	—	—	—	—	—	—	—	—	242,488
Adjustments to share of changes in equity of subsidiaries and associates	—	—	2,588	—	—	—	—	—	—	—	—	2,588
Adjustments arising from changes in percentage of ownership in subsidiaries	—	—	40,733	—	—	—	—	—	—	—	—	40,733

BALANCE, DECEMBER 31, 2012	25,924,435	259,244,357	55,675,340	115,820,123	7,606,224	284,985,121	408,411,468	(10,753,806)	7,973,321	—	(2,780,485)	720,550,680
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	16,615,880	—	(16,615,880)	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(4,820,483)	4,820,483	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,773,307)	(77,773,307)	—	—	—	—	(77,773,307)

Total	—	—	—	16,615,880	(4,820,483)	(89,568,704)	(77,773,307)	—	—	—	—	(77,773,307)

Net income in 2013	—	—	—	—	—	188,146,790	188,146,790	—	—	—	—	188,146,790
Other comprehensive income in 2013, net of income tax	—	—	—	—	—	(591,799)	(591,799)	3,613,444	13,337,460	(113)	16,950,791	16,358,992

Total comprehensive income in 2013	—	—	—	—	—	187,554,991	187,554,991	3,613,444	13,337,460	(113)	16,950,791	204,505,782

Issuance of stock from exercise of employee stock options	4,182	41,814	82,756	—	—	—	—	—	—	—	—	124,570
Adjustments to share of changes in equity of subsidiaries and associates	—	—	38,084	—	—	—	—	—	—	—	—	38,084
Adjustments arising from changes in percentage of ownership in subsidiaries	—	—	62,446	—	—	—	—	—	—	—	—	62,446

BALANCE, DECEMBER 31, 2013	25,928,617	$259,286,171	$55,858,626	$132,436,003	$2,785,741	$382,971,408	$518,193,152	$(7,140,362)	$21,310,781	$(113)	$14,170,306	$847,508,255

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$215,716,550	$183,752,387
Adjustments for:
Depreciation expense	147,266,825	122,377,815
Amortization expense	2,072,926	2,022,064
Finance costs	2,092,236	945,114
Share of profits of subsidiaries and associates	(9,530,933)	(8,175,390)
Interest income	(1,011,301)	(867,227)
Loss on disposal of property, plant and equipment and intangible assets, net	64,753	125,488
Impairment loss on property, plant and equipment	—	418,330
Impairment loss of financial assets	—	2,677,529
Gain on disposal of available-for-sale financial assets, net	(846,709)	(110,634)
Loss (gain) on disposal of financial assets carried at cost, net	(42,664)	269
Loss (gain) on disposal of investments in associates	656	(4,977)
Gain on deconsolidation of subsidiary	(293,578)	—
Unrealized gross profit on sales to associates	35,577	25,029
Loss (gain) on foreign exchange, net	315,098	(3,143,506)
Dividend income	(71,125)	(69,676)
Changes in operating assets and liabilities:
Derivative financial instruments	(6,076)	(17,625)
Notes and accounts receivable, net	(2,193,483)	4,156,872
Receivables from related parties	(11,982,359)	(16,209,910)
Other receivables from related parties	(257,810)	(89,347)
Inventories	53,330	(12,442,994)
Other current assets	(266,929)	(363,366)
Other financial assets	68,313	(18,057)
Accounts payable	182,965	3,565,949
Payables to related parties	961,579	(67,770)
Accrued profit sharing to employees and bonus to directors	1,552,210	2,130,887
Accrued expenses and other current liabilities	4,269,512	3,281,875
Provisions	1,484,593	844,859
Accrued pension cost	14,224	(4,442)

Cash generated from operations	349,648,380	284,739,546
Income taxes paid	(14,365,054)	(10,312,114)

Net cash generated by operating activities	335,283,326	274,427,432

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Held to maturity financial assets	(1,795,949)	—
Financial assets carried at cost	(2,177)	(1,093)
Property, plant and equipment	(285,889,575)	(242,063,668)
Intangible assets	(2,727,399)	(1,743,043)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2013	2012
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$1,830,424	$612,834
Held-to-maturity financial assets	700,000	700,000
Financial assets carried at cost	59,222	14,900
Property, plant and equipment	162,068	93,984
Interest received	1,057,553	834,314
Other dividends received	71,125	69,676
Dividends received from subsidiaries and associates	2,151,373	1,688,878
Refundable deposits paid	(96,072)	(508,158)
Refundable deposits refunded	112,204	2,599,560

Net cash used in investing activities	(284,367,203)	(237,701,816)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bonds	86,200,000	62,000,000
Repayment of bonds	—	(4,500,000)
Increase (decrease) in short-term loans	(19,636,240)	9,747,093
Interest paid	(1,286,296)	(670,165)
Guarantee deposits received	40,729	13,038
Guarantee deposits refunded	(111,313)	(249,771)
Proceeds from exercise of employee stock options	124,570	242,488
Payment of partial acquisition of interests in subsidiaries	(1,357,222)	(2,259,244)
Proceeds from partial disposal of interests in subsidiaries	170,914	587,902
Cash dividends	(77,773,307)	(77,748,668)

Net cash used in financing activities	(13,628,165)	(12,837,327)

NET INCREASE IN CASH AND CASH EQUIVALENTS	37,287,958	23,888,289
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	109,150,810	85,262,521

CASH AND CASH EQUIVALENTS, END OF YEAR	$146,438,768	$109,150,810

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, the Company’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, the Company listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying parent company only financial statements were approved and authorized for issue by the Board of Directors on February 18, 2014.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	New and revised standards, amendments and interpretations in issue but not yet effective

As of the date that the accompanying parent company only financial statements were authorized for issue, the new, revised or amended International Financial Reporting Standards, International Accounting Standards, interpretations and related guidance in issue but not yet adopted by the Company as well as the effective dates issued by the International Accounting Standards Board (IASB), are stated as follows; however, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the Financial Supervisory Commission (FSC) except that the standards and interpretation included in the 2013 Taiwan-IFRSs version should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note )
Included in the 2013 Taiwan-IFRSs version

Amendments to IFRSs Improvements to IFRSs 2009 - Amendment to IAS 39	January 1, 2009 or January 1, 2010
Amendment to IAS 39 Embedded Derivatives	Effective in fiscal year ended on or after June 30, 2009
Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note )
Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
Amendments to IFRS 1 Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
Amendments to IFRS 1 Government Loans	January 1, 2013
Amendment to IFRS 7 Disclosures-offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7 Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013
Amendment to IAS 1 Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12 Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 Employee Benefits	January 1, 2013
Amendment to IAS 27 Separate Financial Statements	January 1, 2013
Amendment to IAS 28 Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 20 Stripping Costs in the Production Phase of A Surface Mine	January 1, 2013
Not included in the 2013 Taiwan-IFRSs version

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
IFRS 9 Financial Instruments	Not yet determined
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date and Transition Disclosure	Not yet determined
IFRS 14 Regulatory Deferral Accounts	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21 Levies	January 1, 2014

(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

b.	Significant changes in accounting policy resulted from new and revised standards, amendments and interpretations in issue but not yet effective

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9, “Financial Instruments”

Under IFRS 9, all recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows which are solely for payments of principal and interest on the principal amount outstanding, such assets are measured at the amortized cost. All other financial assets must be measured at the fair value through profit or loss as of the end of the reporting period.

2)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a standard that requires a broader disclosure in an entity’s interests in subsidiaries and associates.

3)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

4)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 introduce a new disclosure terminology for other comprehensive income, which require additional disclosures in other comprehensive income. The items of other comprehensive income will be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis. The Company expects the aforementioned amendments will change the Company’s presentation on the statement of comprehensive income.

5)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets, to disclose the components of the defined benefit costs, to eliminate the corridor approach and to accelerate the recognition of past service cost. According to the amendments, all actuarial gains and losses will be recognized immediately through other comprehensive income; the past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

6)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the year of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

c.	Impact of the application of the new and revised standards, amendments and interpretations in issue but not yet effective on the consolidated financial statements of the Company

As of the date that the accompanying parent company only financial statements were approved and authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the above standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying parent company only financial statements are the first annual parent company only financial statements prepared in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers amended on December 22, 2011.

For the convenience of readers, the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language parent company only financial statements shall prevail.

Statement of Compliance

The accompanying parent company only financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers (the “Accounting Standards Used in Preparation of the Parent Company Only Financial Statements”).

Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

When preparing the parent company only financial statements, the Company account for subsidiaries and associates by using the equity method. In order to agree with the amount of net income, other comprehensive income and equity attributable to shareholders of the parent in the consolidated financial statements, the differences of the accounting treatment between the parent company only basis and the consolidated basis are adjusted under the heading of investments accounted for using equity method, share of profits of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.

Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting parent company only financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Fair value is determined in the manner described in Note 33.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Derivative financial instruments that do not meet the criteria for hedge accounting are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Stocks held by the Company that are traded in an active market are classified as available-for-sale financial assets and are stated at fair value at the end of each reporting period.

Dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was loss recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities measured at FVTPL are derivative financial instruments that do not meet the criteria for hedge accounting, and they are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate and interest rate, including forward exchange contracts and currency swap contracts.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in subsidiaries and associates.

Investment in subsidiaries

A subsidiary is an entity that is controlled by the Company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share in the changes in the equity of subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the subsidiary and the fair value of the consideration paid or received is recognized directly in equity.

When the Company loses control of a subsidiary, any retained investment of the former subsidiary is measured at the fair value at that date. A gain or loss is recognized in profit or loss and calculated as the difference between (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the investments in such subsidiary. In addition, the Company shall account for all amounts previously recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

When the Company transacts with its subsidiaries, profits and losses resulting from the transactions with the subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not owned by the Company.

Investment in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these parent company only financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognized its share in the changes in the equity of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate or jointly controlled entity had directly disposed of the related assets or liabilities.

When the Company transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’ parent company only financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash-generating unit and then to the other assets of the cash-generating unit pro rata based on the carrying amount of each asset in the cash-generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of when the month of the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement (provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably).

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Retirement Benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial calculations being carried out at year end. Actuarial gains and losses are reported in retained earnings in the period that they are recognized as other comprehensive income.

Share-based Payment Arrangements

The Company elected to take the optional exemption according to related guidance for the share-based payment transactions granted and vested before the date of transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements. There were no stock options granted prior to but unvested at the date of transition. Please refer to the description in Note 38a.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings at a rate of 10% is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the parent company only financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012	January 1, 2012
Cash and deposits in banks	$142,049,643	$105,873,048	$81,467,607
Repurchase agreements collateralized by short-term commercial paper	2,395,644	349,341	—
Repurchase agreements collateralized by corporate bonds	1,708,603	2,660,042	—
Repurchase agreements collateralized by government bonds	284,878	268,379	3,794,914

	$146,438,768	$109,150,810	$85,262,521

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2013	December 31, 2012	January 1, 2012
Derivative financial assets
Forward exchange contracts	$64,030	$37,877	$14,925
Cross currency swap contracts	—	947	—

	$64,030	$38,824	$14,925

Derivative financial liabilities
Forward exchange contracts	$25,404	$3,572	$—
Cross currency swap contracts	—	2,702	—

	$25,404	$6,274	$—

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
December 31, 2013
Sell NT$/Buy EUR	January 2014	NT$4,514,314/EUR110,000
Sell US$/Buy EUR	January 2014	US$340,134/EUR248,000
Sell US$/Buy JPY	January 2014	US$341,023/JPY35,754,801
December 31, 2012
Sell NT$/Buy EUR	January 2013	NT$9,417,062/EUR246,000
January 1, 2012
Sell EUR/Buy NT$	January 2012	EUR38,600/NT$1,528,206

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2012
January 2013	US$275,000/NT$7,986,190	0.14%-0.17%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets consisted of investments in foreign publicly traded stocks. In the second quarter of 2012, the Company recognized an impairment loss on such investments in the amount of NT$2,677,529 thousand due to the significant decline in fair value.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012
Commercial paper	$1,795,949	$—	$—
Corporate bonds	—	701,146	1,403,427

	$1,795,949	$701,146	$1,403,427

Current portion	$1,795,949	$701,146	$701,136
Noncurrent portion	—	—	702,291

	$1,795,949	$701,146	$1,403,427

10.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2013	December 31, 2012	January 1, 2012
Notes and accounts receivable	$17,929,379	$15,726,431	$19,894,386
Allowance for doubtful receivables	(483,502)	(474,037)	(485,120)

Notes and accounts receivable, net	$17,445,877	$15,252,394	$19,409,266

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	December 31, 2013	December 31, 2012	January 1, 2012
Neither past due nor impaired	$17,119,920	$13,984,100	$16,975,425
Past due but not impaired	325,957	1,268,294	2,433,841
Past due within 30 days

	$17,445,877	$15,252,394	$19,409,266

Movements of the allowance for doubtful receivables

	Years Ended December 31
	2013	2012
Balance, beginning of year	$474,037	$485,120
Provision	9,465	—
Write-off	—	(11,083)

Balance, end of year	$483,502	$474,037

Aging analysis of accounts receivable that is individually determined to be impaired

	December 31, 2013	December 31, 2012	January 1, 2012
Not past due	$38	$160,354	$81,017
Past due 1-30 days	276	2,863	24,351
Past due 31-60 days	80	—	4,684
Past due 61-120 days	158	—	—
Past due over 121 days	7,824	—	6,611

	$8,376	$163,217	$116,663

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of December 31, 2013 and 2012 and January 1, 2012, the amount of the bank guarantee and other credit enhancements were US$11 thousand, US$1,000 thousand and US$2,962 thousand, respectively.

11.	INVENTORIES

	December 31, 2013	December 31, 2012	January 1, 2012
Finished goods	$7,049,813	$5,936,018	$3,250,637
Work in process	24,857,927	24,442,123	16,971,209
Raw materials	2,208,291	3,666,048	1,593,393
Supplies and spare parts	1,127,030	1,252,202	1,038,158

	$35,243,061	$35,296,391	$22,853,397

Write-down of inventories to net realizable value in the amount of NT$526,182 thousand and NT$1,341,041 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2013 and 2012.

12.	FINANCIAL ASSETS CARRIED AT COST

	December 31, 2013	December 31, 2012	January 1, 2012
Non-publicly traded stocks	$337,864	$338,584	$338,584
Mutual funds	131,514	145,175	159,251

	$469,378	$483,759	$497,835

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2013	December 31, 2012	January 1, 2012
Subsidiaries	$144,139,436	$121,818,063	$111,718,691
Associates	20,936,345	17,332,378	16,424,565

	$165,075,781	$139,150,441	$128,143,256

a.	Investments in subsidiaries

Subsidiaries consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Subsidiaries	Principal Activities	Incorporation and Operation	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	$64,953,489	$49,954,386	$44,071,845	100%	100%	100%
TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	42,861,788	38,635,129	34,986,964	100%	100%	100%
TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	23,845,371	17,828,683	13,542,181	100%	100%	100%
TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	4,551,318	6,011,397	10,136,237	99%	99%	100%
TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	3,763,194	3,209,288	2,981,639	100%	100%	100%
TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	2,154,913	2,389,541	1,725,514	92%	95%	100%
VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	892,439	1,047,285	1,311,044	50%	50%	53%
VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	441,763	563,056	762,135	98%	98%	98%
TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	290,838	235,761	205,171	100%	100%	100%
Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	144,924	167,359	213,235	99.5%	99.5%	99.5%
TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	124,762	142,412	161,601	100%	100%	100%
TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	85,162	65,007	—	100%	100%	—
TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	29,475	26,935	23,448	100%	100%	100%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	—	1,541,824	1,597,677	—	40%	40%

			$144,139,436	$121,818,063	$111,718,691

Starting June 2013, the Company has no power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors, but over which the Company still retains significant influence. Accordingly, Xintec is reclassified as an associate. Please refer to Note 31.

In January 2012, the Company invested NT$100,000 thousand and established a wholly-owned subsidiary, TSMC GN, which engages mainly in investment activities. In May 2013 and in February 2012, the Company participated directly or through TSMC GN in the issuance of new shares by TSMC SSL and TSMC Solar for cash. As of December 31, 2013, the Company’s percentages of ownership in TSMC SSL and TSMC Solar were 92% and 99%, respectively.

b.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$10,556,348	$9,406,597	$8,985,340	39%	40%	39%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrnated circuits	Singapore	7,457,733	6,710,956	6,289,429	39%	39%	39%
Xintec	Wafer level chip size packaging service	Taoyuan, Taiwan	1,866,123	—	—	40%	—	—
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,056,141	1,214,825	1,149,796	35%	35%	35%

			$20,936,345	$17,332,378	$16,424,565

The summarized financial information in respect of the Company’s associates is set out below. The summarized financial information below represents amounts shown in the associates’ financial statements prepared in accordance with the Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, which is also adjusted by the Company using the equity method of accounting.

	December 31, 2013	December 31, 2012	January 1, 2012
Total assets	$62,946,717	$49,240,451	$46,033,229
Total liabilities	(12,103,610)	(7,755,433)	(6,117,893)

Net assets	$50,843,107	$41,485,018	$39,915,336

The Company’s share of net assets of associates	$20,936,345	$17,332,378	$16,424,565

	Years Ended December 31
	2013	2012
Net revenue	$46,268,485	$40,583,794

Net income	$9,946,540	$7,255,006

Other comprehensive loss	$(4,148)	$(12,969)

The Company’s share of profits of associates	$3,827,244	$2,853,322

The Company’s share of other comprehensive loss of associates	$(2,190)	$(8,624)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows:

Name of Associate	December 31, 2013	December 31, 2012	January 1, 2012
VIS	$22,239,112	$12,658,703	$6,627,758

GUC	$3,454,902	$4,692,130	$4,645,442

14.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2013	December 31, 2012	January 1, 2012
Land	$3,212,000	$—	$—
Buildings	94,121,508	73,699,762	59,268,448
Machinery and equipment	393,907,564	388,186,195	280,093,649
Office equipment	7,423,200	5,974,732	4,242,921
Equipment under installation and construction in progress	271,779,222	118,775,347	110,815,752

	$770,443,494	$586,636,036	$454,420,770

	Year Ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Balance, End of Year
Cost
Land	$—	$3,212,000	$—	$—	$3,212,000
Buildings	173,442,106	31,812,949	—	3,797	205,258,852
Machinery and equipment	1,203,400,605	139,527,643	(2,400,908)	—	1,340,527,340
Office equipment	16,683,484	3,631,477	(508,592)	—	19,806,369

	1,393,526,195	$178,184,069	$(2,909,500)	$3,797	1,568,804,561

Accumulated depreciation and impairment
Buildings	99,742,344	$11,395,000	$—	$—	111,137,344
Machinery and equipment	815,214,410	133,688,815	(2,283,449)	—	946,619,776
Office equipment	10,708,752	2,183,010	(508,593)	—	12,383,169

	925,665,506	$147,266,825	$(2,792,042)	$—	1,070,140,289

Equipment under installation and construction in progress	118,775,347	$153,007,821	$(3,946)	$—	271,779,222

	$586,636,036				$770,443,494

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Disposals	Impairment	Reclassification	Balance, End of Year
Cost
Buildings	$149,620,319	$23,886,199	$(53,338)	$—	$(11,074)	$173,442,106
Machinery and equipment	985,232,851	219,868,105	(1,711,425)	—	11,074	1,203,400,605
Office equipment	13,824,434	3,348,864	(489,814)	—	—	16,683,484

	1,148,677,604	$247,103,168	$(2,254,577)	$—	$—	1,393,526,195

Accumulated depreciation and impairment
Buildings	90,351,871	9,434,868	(44,231)	—	(164)	99,742,344
Machinery and equipment	705,139,202	111,325,894	(1,669,180)	418,330	164	815,214,410
Office equipment	9,581,513	1,617,053	(489,814)	—	—	10,708,752

	805,072,586	$122,377,815	$(2,203,225)	$418,330	$—	925,665,506

Equipment under installation and construction in progress	110,815,752	$8,004,900	$(45,305)	$—	$—	118,775,347

	$454,420,770					$586,636,036

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2012, the Company recognized impairment loss of NT$418,330 thousand related to property, plant and equipment of the foundry reportable segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable.

15.	INTANGIBLE ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012
Goodwill	$1,567,756	$1,567,756	$1,567,756
Technology license fees	980,685	1,226,587	1,617,310
Software and system design costs	3,620,028	2,914,613	2,316,571
Patent and others	900,987	740,881	785,363

	$7,069,456	$6,449,837	$6,287,000

	Year Ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Balance, End of Year
Cost
Goodwill	$1,567,756	$—	$—	$—	$1,567,756
Technology license fees	4,186,558	—	—	—	4,186,558
Software and system design costs	14,880,058	2,130,713	(2,373)	(110,745)	16,897,653
Patent and others	2,646,738	565,901	—	101,007	3,313,646

	23,281,110	$2,696,614	$(2,373)	$(9,738)	25,965,613

Accumulated amortization
Technology license fees	2,959,971	$245,902	$—	$—	3,205,873
Software and system design costs	11,965,445	1,320,222	(2,101)	(5,941)	13,277,625
Patent and others	1,905,857	506,802	—	—	2,412,659

	16,831,273	$2,072,926	$(2,101)	$(5,941)	18,896,157

	$6,449,837				$7,069,456

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Balance, End of Year
Cost
Goodwill	$1,567,756	$—	$—	$—	$1,567,756
Technology license fees	4,186,558	—	—	—	4,186,558
Software and system design costs	13,227,136	1,772,958	(26,046)	(93,990)	14,880,058
Patent and others	2,140,805	411,943	—	93,990	2,646,738

	21,122,255	$2,184,901	$(26,046)	$—	23,281,110

Accumulated amortization
Technology license fees	2,569,248	$390,723	$—	$—	2,959,971
Software and system design costs	10,910,565	1,117,478	(26,046)	(36,552)	11,965,445
Patent and others	1,355,442	513,863	—	36,552	1,905,857

	14,835,255	$2,022,064	$(26,046)	$—	16,831,273

	$6,287,000				$6,449,837

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.50% and 9.00% in its test of impairment as of December 31, 2013 and 2012, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2013 and 2012, the Company did not recognize any impairment loss on goodwill.

16.	OTHER ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012
Tax receivable	$1,547,706	$1,382,392	$569,223
Prepaid expenses	837,425	714,937	1,156,502
Long-term receivable	820,000	767,800	785,400
Others	900	116,477	236,960

	$3,206,031	$2,981,606	$2,748,085

Current portion	$2,386,031	$2,097,329	$1,725,736
Noncurrent portion	820,000	884,277	1,022,349

	$3,206,031	$2,981,606	$2,748,085

17.	SHORT-TERM LOANS

	December 31, 2013	December 31, 2012	January 1, 2012
Unsecured loans
Amount	$15,645,000	$34,714,929	$25,926,528

Original loan content
US$ (in thousands)	$525,000	$1,195,500	$856,000
Annual interest rate	0.38%-0.42%	0.39%-0.58%	0.45%-1.00%
Maturity date	Due in January 2014	Due in January 2013	Due by February 2012

18.	PROVISIONS

	December 31, 2013	December 31, 2012
Balance, beginning of year	$5,732,738	$4,887,879
Provision made	6,187,344	6,825,851
Payment	(4,702,751)	(5,980,992)

Balance, end of year	$7,217,331	$5,732,738

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

19.	BONDS PAYABLE

	December 31, 2013	December 31, 2012	January 1, 2012
Domestic unsecured bonds	$166,200,000	$80,000,000	$22,500,000

Current portion	$—	$—	$4,500,000
Noncurrent portion	166,200,000	80,000,000	18,000,000

	$166,200,000	$80,000,000	$22,500,000

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	”
100-2	A	January 2012 to January 2017	10,000,000	1.29%	”
	B	January 2012 to January 2019	7,000,000	1.46%	”
101-1	A	August 2012 to August 2017	9,900,000	1.28%	”
	B	August 2012 to August 2019	9,000,000	1.40%	”
101-2	A	September 2012 to September 2017	12,700,000	1.28%	”
	B	September 2012 to September 2019	9,000,000	1.39%	”
101-3	—	October 2012 to October 2022	4,400,000	1.53%	”
101-4	A	January 2013 to January 2018	10,600,000	1.23%	”
	B	January 2013 to January 2020	10,000,000	1.35%	”
	C	January 2013 to January 2023	3,000,000	1.49%	”
102-1	A	February 2013 to February 2018	6,200,000	1.23%	”
	B	February 2013 to February 2020	11,600,000	1.38%	”
	C	February 2013 to February 2023	3,600,000	1.50%	”
102-2	A	July 2013 to July 2020	10,200,000	1.50%	”
	B	July 2013 to July 2023	3,500,000	1.70%	”
102-3	A	August 2013 to August 2017	4,000,000	1.34%	”
	B	August 2013 to August 2019	8,500,000	1.52%	”

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
102-4	A	September 2013 to September 2016	$1,500,000	1.35%	Bullet repayment; interest payable annually
	B	September 2013 to September 2017	1,500,000	1.45%	”
	C	September 2013 to March 2019	1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	”
	E	September 2013 to March 2023	5,400,000	2.05%	”
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually
Domestic 5th	C	January 2002 to January 2012	4,500,000	3.00%	”

(Concluded)

20.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Accordingly, the Company recognized expenses of NT$1,355,947 thousand and NT$1,205,642 thousand in the parent company only statements of comprehensive income for the years ended December 31, 2013 and 2012, respectively.

b.	Defined benefit plans

The Company has defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company revised its defined benefit plan in the fourth quarter of 2013 to set the employee’s mandatory retirement age. Such plan changes have reflected in the actuarial results as of December 31, 2013.

The actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follow:

	Measurement Date
	December 31, 2013	December 31, 2012	January 1, 2012
Discount rate	2.15%	1.75%	1.75%
Future salary rate increase	3.00%	3.00%	3.00%
Expected rate of return on plan assets	1.25%	2.00%	2.00%

The pension costs of the defined benefit plans recognized in profit or loss were as follows:

	Years Ended December 31
	2013	2012
Current service cost	$129,749	$125,895
Interest cost	172,486	156,773
Expected return on plan assets	(66,001)	(61,664)
Past service cost	(7,126)	(7,126)

	$229,108	$213,878

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2013	2012
Cost of revenue	$148,787	$135,841
Research and development expenses	59,518	56,014
General and administrative expenses	16,766	17,877
Marketing expenses	4,037	4,146

	$229,108	$213,878

For the years ended December 31, 2013 and 2012, the pre-tax actuarial loss recognized in other comprehensive income were NT$671,774 thousand and NT$677,413 thousand, respectively. As of December 31, 2013 and 2012, the pre-tax accumulated actuarial loss recognized in other comprehensive income were NT$1,349,187 thousand and NT$677,413 thousand, respectively.

The amounts arising from the defined benefit obligation of the Company in the parent company only balance sheets were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Present value of defined benefit obligation	$10,176,332	$9,931,695	$9,026,683
Fair value of plan assets	(3,471,478)	(3,264,786)	(3,039,871)

Funded status	6,704,854	6,666,909	5,986,812
Unrecognized prior service cost	786,186	138,133	145,259

Accrued pension cost	$7,491,040	$6,805,042	$6,132,071

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2013	2012
Balance, beginning of year	$9,931,695	$9,026,683
Current service cost	129,749	125,895
Interest cost	172,486	156,773
Benefits paid from plan assets	(50,508)	(26,119)
Effect of plan changes	(655,179)	—
Actuarial loss	648,089	648,463

Balance, end of year	$10,176,332	$9,931,695

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2013	2012
Balance, beginning of year	$3,264,786	$3,039,871
Expected return on plan assets	66,001	61,664
Actuarial loss	(23,685)	(28,950)
Contributions from employer	214,884	218,320
Benefits paid from plan assets	(50,508)	(26,119)

Balance, end of year	$3,471,478	$3,264,786

The percentage of the fair value of the plan assets by major categories at the end of reporting period was as follows:

	Fair Value of Plan Assets (%)
	December 31, 2013	December 31, 2012	January 1, 2012
Cash	23	25	24
Equity instruments	45	38	41
Debt instruments	32	37	35

	100	100	100

The overall expected rate of return on plan assets was based on the historical return trends, analysts’ predictions of the market over the life of related obligation, reference to the performance of the Funds operated by the Committee and the consideration of the effect that the minimum return should not be less than the average interest rate on a two-year time deposit published by the local banks. For the years ended December 31, 2013 and 2012, the actual return on plan assets were NT$42,316 thousand and NT$32,714 thousand, respectively.

The Company elects to disclose the historical information of experience adjustments from the adoption of Accounting Standards Used in Preparation of Parent Company Only Financial Statements, which is as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Experience adjustments on plan liabilities	$1,298,932	$391,826	$—

Experience adjustments on plan assets	$(23,685)	$(28,950)	$—

The Company expects to make contributions of NT$221,330 thousand to the defined benefit plans in the next year starting from December 31, 2013.

21.	EQUITY

a.	Capital stock

	December 31, 2013	December 31, 2012	January 1, 2012
Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,928,617	25,924,435	25,916,222

Issued capital	$259,286,171	$259,244,357	$259,162,226

A holder of issued common shares with par value of $10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2013, 1,082,959 thousand ADSs of the Company were traded on the NYSE. The 5 number of common shares represented by the ADSs was 5,414,794 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2013	December 31, 2012	January 1, 2012
Additional paid-in capital	$24,017,363	$23,934,607	$23,774,250
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries	100,827	40,733	—
From share of changes in equities of subsidiaries and associates	43,024	2,588	—
Donations	55	55	55

	$55,858,626	$55,675,340	$55,471,662

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of the Company’s paid-in capital.

c.	Retained earnings and dividend policy

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$12,634,665 thousand and NT$11,115,240 thousand for the years ended December 31, 2013 and 2012, respectively. Bonuses to members of the Board of Directors were expensed based on estimated amount payable. If the actual amounts subsequently approved by the shareholders differ from the amounts estimated, the differences are recorded in the year such bonuses are approved by the shareholders as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss on available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2012 and 2011 earnings have been approved by the Company’s shareholders in its meetings held on June 11, 2013 and on June 12, 2012, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2012	Year 2011	Year 2012	Year 2011
Legal capital reserve	$16,615,880	$13,420,128
Special capital reserve	(4,820,483)	1,172,350
Cash dividends to shareholders	77,773,307	77,748,668	$3.00	$3.00

	$89,568,704	$92,341,146

The Company’s profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively, and profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, had been approved by the shareholders in its meeting held on June 11, 2013 and June 12, 2012, respectively. The aforementioned approved amount is the same as the one approved by the Board of Directors in its meetings held on February 5, 2013 and February 14, 2012, respectively, and the same amount had been charged against earnings for the years ended December 31, 2012 and 2011, respectively.

The appropriations of earnings, payment of profit sharing to employees and bonus to members of the Board of Directors for the year ended December 31, 2012 approved by the Board of Directors of the Company were based on the financial statements for the year ended December 31, 2012 prepared under the R.O.C. GAAP and in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by the FSC before amendment.

The Company’s appropriations of earnings for 2013 had been approved in the meeting of the Board of Directors held on February 18, 2014. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2013	For Fiscal Year 2013
Legal capital reserve	$18,814,679
Special capital reserve	(2,785,741)
Cash dividends to shareholders	77,785,851	$3.00

	$93,814,789

The Board of Directors of the Company also approved the profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for payment in 2013, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2013.

The appropriations of earnings, profit sharing to employees and bonus to members of the Board of Directors for 2013 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 24, 2014 (expected).

The information about the appropriations of the Company’s profit sharing to employees and bonus to members of the Board of Directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of year	$(10,753,806)	$7,973,321	$—	$(2,780,485)
Exchange differences arising on translation of foreign operations	3,655,675	—	—	3,655,675
Changes in fair value of available-for-sale financial assets	—	(1,061,644)	—	(1,061,644)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	846,709	—	846,709
Share of other comprehensive income of subsidiaries and associates	(42,930)	13,515,899	(113)	13,472,856
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	699	(43)	—	656
Income tax effect	—	36,539	—	36,539

Balance, end of year	$(7,140,362)	$21,310,781	$(113)	$14,170,306

	Year Ended December 31, 2012
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of year	$(6,433,364)	$(1,172,762)	$(93)	$(7,606,219)
Exchange differences arising on translation of foreign operations	(4,317,386)	—	—	(4,317,386)
Changes in fair value of available-for-sale financial assets	—	(159,248)	—	(159,248)

(Continued)

	Year Ended December 31, 2012
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Cumulative loss reclassified to profit or loss upon impairment of available-for-sale financial assets	$—	$2,677,529	$—	$2,677,529
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(110,634)	—	(110,634)
Share of other comprehensive income of subsidiaries and associates	(3,056)	7,147,736	93	7,144,773
Income tax effect	—	(409,300)	—	(409,300)

Balance, end of year	$(10,753,806)	$7,973,321	$—	$(2,780,485)

(Concluded)

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

22.	SHARE-BASED PAYMENT

The Company elected to take the optional exemption from applying related guidance retrospectively for shared-based payment transactions granted and vested before January 1, 2012. The plans are described as follows:

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the Securities and Futures Bureau (SFB) on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of stock options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each stock option eligible to subscribe for one common share when exercised. The stock options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The stock options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the stock options are granted at an exercise price equal to the closing price of the Company’s common shares quoted on the TWSE on the grant date.

Stock options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2013.

Information about the Company’s outstanding stock options for the years ended December 31, 2013 and 2012 was as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)
Year ended December 31, 2013
Balance, beginning of year	5,945	$34.6
Stock options exercised	(4,182)	29.8

Balance, end of year	1,763	45.9

Year ended December 31, 2012
Balance, beginning of year	14,293	$31.4
Stock options exercised	(8,213)	29.5
Stock options canceled	(135)	34.6

Balance, end of year	5,945	34.6

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by the Company in accordance with the plans.

Information about the Company’s outstanding stock options was as follows:

December 31, 2013		December 31, 2012		January 1, 2012
Range of Exercise Price	Weighted-average Remaining Contractual Life	Range of Exercise Price	Weighted-average Remaining Contractual Life	Range of Exercise Price	Weighted-average Remaining Contractual Life
(NT$)	(Years)	(NT$)	(Years)	(NT$)	(Years)
$43.2-$47.2	1.0	$20.2-$28.3	0.4	$20.9-$29.3	1.2
		$38.0-$50.1	2.0	$38.0-$50.1	2.9

As of December 31, 2013, all of the above outstanding stock options were exercisable.

23.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Years Ended December 31
	2013	2012
Net revenue from sale of goods	$590,564,728	$499,871,887
Net revenue from royalties	522,872	497,638

	$591,087,600	$500,369,525

24.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2013	2012
Income (expenses) of rental assets
Rental income	$13,385	$469
Depreciation of rental assets	(25,120)	(6,656)

	(11,735)	(6,187)
Loss on disposal of property, plant and equipment and intangible assets, net	(64,753)	(125,488)
Impairment loss on property, plant and equipment	—	(418,330)
Others	9,874	918

	$(66,614)	$(549,087)

25.	OTHER INCOME

	Years Ended December 31
	2013	2012
Interest income
Bank deposits	$996,995	$836,580
Held-to-maturity financial assets	14,306	30,647

	1,011,301	867,227
Dividend income	71,125	69,676

	$1,082,426	$936,903

26.	FINANCE COSTS

	Years Ended December 31
	2013	2012
Interest expense
Corporate bonds	$1,991,519	$758,204
Bank loans	99,722	182,040
Others	995	4,870

	$2,092,236	$945,114

27.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2013	2012
Gain (loss) on disposal of financial assets, net
Available-for-sale financial assets	$846,709	$110,634
Financial assets carried at cost	42,664	(269)
Gain on deconsolidation of subsidiary	293,578	—
Settlement income	899,745	883,845
Other gains	138,612	286,266
Net gain (loss) on financial instruments at FVTPL Held for trading	54,766	(152,814)
Impairment loss of financial assets Available-for-sale financial assets	—	(2,677,529)
Other losses	(14,027)	(12,810)

	$2,262,047	$(1,562,677)

28.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2013	2012
Current income tax expense (benefit)
Current tax expense recognized in the current year	$22,297,945	$14,609,220
Income tax adjustments on prior years	(603,321)	48,609
Other income tax adjustments	19,589	194,660

	21,714,213	14,852,489

Deferred income tax expense (benefit)
Effect of tax rate changes	—	(543,611)
The origination and reversal of temporary differences	506,563	588,318
Investment tax credits	5,348,984	2,536,905

	5,855,547	2,581,612

Income tax expense recognized in profit or loss	$27,569,760	$17,434,101

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2013	2012
Income before tax	$215,716,550	$183,752,387

Income tax expense at the statutory rate (17%)	$36,671,813	$31,237,906
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(2,369,323)	(2,873,123)
Tax-exempt income	(7,716,747)	(8,360,834)
Additional income tax on unappropriated earnings	7,659,010	4,186,013
Effect of tax rate changes on deferred income tax	—	(543,611)
Income tax credits	(3,136,942)	(2,828,300)
The origination and reversal of temporary differences	506,563	588,318
Remeasurement of investment tax credits	(3,460,882)	(4,215,537)

	28,153,492	17,190,832
Income tax adjustments on prior years	(603,321)	48,609
Other income tax adjustments	19,589	194,660

Income tax expense recognized in profit or loss	$27,569,760	$17,434,101

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2013	2012
Deferred income tax expense (benefit)
Related to unrealized gain/loss on available-for-sale financial assets	$(36,539)	$409,300
Related to actuarial gain/loss from defined benefit plans	(80,613)	(81,290)

	$(117,152)	$328,010

c.	Deferred income tax balance

The analysis of deferred income tax in the parent company only balance sheets was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Investment tax credits	$1,955,980	$7,304,964	$9,841,869
Temporary differences
Depreciation	366,912	819,231	2,044,680
Provision for sales returns and allowance	866,080	687,929	488,788
Accrued pension cost	900,795	818,502	457,667
Available-for-sale financial assets	6,361	224,694	308,929
Unrealized loss on inventories	387,227	359,823	—
Others	97,113	103,720	86,552

	$4,580,468	$10,318,863	$13,228,485

		Recognized in
	Balance,		Other
	Beginning of		Comprehensive	Balance,
	Year	Profit or Loss	Income	End of Year
Year Ended December 31, 2013
Investment tax credits	$7,304,964	$(5,348,984)	$—	$1,955,980
Temporary differences
Depreciation	819,231	(452,319)	—	366,912
Provision for sales returns and allowance	687,929	178,151	—	866,080
Accrued pension cost	818,502	1,680	80,613	900,795
Available-for-sale financial assets	224,694	(254,872)	36,539	6,361
Unrealized loss on inventories	359,823	27,404	—	387,227
Others	103,720	(6,607)	—	97,113

Deferred income tax assets	$10,318,863	$(5,855,547)	$117,152	$4,580,468

(Continued)

		Recognized in
	Balance,		Other
	Beginning of		Comprehensive	Balance,
	Year	Profit or Loss	Income	End of Year
Year Ended December 31, 2012
Investment tax credits	$9,841,869	$(2,536,905)	$—	$7,304,964
Temporary differences
Depreciation	2,044,680	(1,225,449)	—	819,231
Provision for sales returns and allowance	488,788	199,141	—	687,929
Accrued pension cost	457,667	279,545	81,290	818,502
Available-for-sale financial assets	308,929	325,065	(409,300)	224,694
Unrealized loss on inventories	—	359,823	—	359,823
Others	86,552	17,168	—	103,720

Deferred income tax assets	$13,228,485	$(2,581,612)	$(328,010)	$10,318,863

(Concluded)

d.	The investment tax credits and deductible temporary differences for which no deferred income tax assets have been recognized in the parent company only financial statements

The information of the investment tax credits for which no deferred income tax assets have been recognized was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Expiry year
2013	$—	$—	$5,456,991
2014	3,015,705	5,807,110	4,881,100

	$3,015,705	$5,807,110	$10,338,091

As of December 31, 2013 and 2012 and January 1, 2012, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$8,673,160 thousand, NT$13,589,292 thousand and NT$14,893,317 thousand, respectively.

e.	Unused investment tax credits and tax-exemption information

As of December 31, 2013, the investment tax credits of the Company consisted of the following:

		Remaining
		Creditable	Expiry
Law/Statute	Item	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$4,489,334	2014
		482,351	2015

		$4,971,685

As of December 31, 2013, the profits generated from the following projects of the Company are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2005	2010 to 2014
Construction and expansion of 2006	2011 to 2015
Construction and expansion of 2007	2014 to 2018

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2013 and 2012 and January 1, 2012, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred income tax liabilities amounted to NT$28,035,340 thousand, NT$20,516,999 thousand and NT$15,074,593 thousand, respectively.

g.	Integrated income tax information

	December 31, 2013	December 31, 2012	January 1, 2012
Balance of the Imputation
Credit Account	$15,242,724	$8,130,060	$4,003,228

The estimated and actual creditable ratio for distribution of the Company’s earnings of 2013 and 2012 were 9.80% and 7.75%, respectively.

Under the Rule No.10204562810 issued by the Ministry of Finance, when calculating the creditable ratio in the year of first-time adoption of Accounting Standards Used in Preparation of Parent Company Only Financial Statements, the Company has included the adjustments to retained earnings from the effect of transition to Parent Company Only Financial Statements Accounting Standards in the accumulated unappropriated earnings.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of the Company through 2010. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

29.	EARNINGS PER SHARE

	Years Ended December 31
	2013	2012
Basic EPS	$7.26	$6.42

Diluted EPS	$7.26	$6.41

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)
Year ended December 31, 2013
Basic EPS
Net income available to common shareholders	$188,146,790	25,927,778	$7.26

Effect of dilutive potential common shares	—	1,825

Diluted EPS
Net income available to common shareholders (including effect of dilutive potential common shares)	$188,146,790	25,929,603	$7.26

Year ended December 31, 2012
Basic EPS
Net income available to common shareholders	$166,318,286	25,920,735	$6.42

Effect of dilutive potential common shares	—	7,201

Diluted EPS
Net income available to common shareholders (including effect of dilutive potential common shares)	$166,318,286	25,927,936	$6.41

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved by the shareholders in the following year.

30.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

Net income included the following items:

	Years Ended December 31
	2013	2012
a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$134,545,283	$111,929,312
Recognized in operating expenses	12,696,422	10,441,847
Recognized in other operating income and expenses	25,120	6,656

	$147,266,825	$122,377,815

b. Amortization of intangible assets
Recognized in cost of revenue	$1,099,542	$1,273,689
Recognized in operating expenses	973,384	748,375

	$2,072,926	$2,022,064

c. Research and development costs expensed as incurred	$46,922,471	$38,769,956

d. Employee benefits expenses
Post-employment benefits (Note 20)
Defined contribution plans	$1,355,947	$1,205,642
Defined benefit plans	229,108	213,878

	1,585,055	1,419,520
Other employee benefits	56,622,215	50,788,680

	$58,207,270	$52,208,200

Employee benefits expense summarized by function
Recognized in cost of revenue	$35,791,556	$31,066,533
Recognized in operating expenses	22,415,714	21,141,667

	$58,207,270	$52,208,200

31.	LOSS OF CONTROL IN SUBSIDIARY

Starting June 2013, the Company has no power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors, but over which the Company still retains significant influence. Accordingly, Xintec is reclassified as an associate. For more information on deconsolidation of subsidiary, please refer to Note 34 to the consolidated financial statements for the year ended December 31, 2013.

32.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

33.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2013	December 31, 2012	January 1, 2012
Financial assets
FVTPL
Held for trading derivatives	$64,030	$38,824	$14,925
Available-for-sale financial assets (Note)	1,115,780	2,328,811	3,114,969
Held-to-maturity financial assets	1,795,949	701,146	1,403,427
Loans and receivables
Cash and cash equivalents	146,438,768	109,150,810	85,262,521
Notes and accounts receivables (including related parties)	70,415,680	56,239,838	44,186,800
Other receivables	1,453,842	1,218,024	1,095,438
Refundable deposits	2,496,663	2,394,826	4,491,735

	$223,780,712	$172,072,279	$139,569,815

Financial liabilities
FVTPL
Held for trading derivatives	$25,404	$6,274	$—
Amortized cost
Short-term loans	15,645,000	34,714,929	25,926,528
Accounts payable (including related parties)	17,812,654	16,622,563	12,515,270
Payables to contractors and equipment suppliers	89,555,814	44,371,108	33,811,970
Accrued expenses and other current liabilities	13,035,795	8,689,543	7,112,898
Bonds payable	166,200,000	80,000,000	22,500,000
Other long-term payables	54,000	113,000	—
Guarantee deposits	147,964	199,315	439,032

	$302,476,631	$184,716,732	$102,305,698

Note: Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2013 and 2012 would have decreased by NT$156,590 thousand and NT$707,926 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at fixed interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2013 and 2012 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2013 and 2012 would have decreased by NT$47,150 thousand and NT$97,492 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the parent company only balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2013 and 2012 and January 1, 2012, the Company’s ten largest customers accounted for 56%, 55% and 59% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of December 31, 2013 and 2012 and January 1, 2012, the unused of financing facilities of the Company amounted to NT$67,437,805 thousand, NT$46,273,762 thousand and NT$55,424,367 thousand, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principles and interests.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
December 31, 2013
Non-derivative financial liabilities
Short-term loans	$15,646,783	$—	$—	$—	$15,646,783
Accounts payable (including related parties)	17,812,654	—	—	—	17,812,654
Payables to contractors and equipment suppliers	89,555,814	—	—	—	89,555,814
Accrued expenses and other current liabilities	13,035,795	—	—	—	13,035,795
Bonds payable	2,380,157	16,720,430	65,859,591	94,360,103	179,320,281
Other long-term payables	18,000	36,000	—	—	54,000
Guarantee deposits	—	147,964	—	—	147,964

	138,449,203	16,904,394	65,859,591	94,360,103	315,573,291

Derivative financial instruments
Forward exchange contracts
Outflows	24,812,803	—	—	—	24,812,803
Inflows	(24,810,910)	—	—	—	(24,810,910)

	1,893	—	—	—	1,893

	$138,451,096	$16,904,394	$65,859,591	$94,360,103	$315,575,184

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
December 31, 2012
Non-derivative financial liabilities
Short-term loans	$34,721,003	$—	$—	$—	$34,721,003
Accounts payable (including related parties)	16,622,563	—	—	—	16,622,563
Payables to contractors and equipment suppliers	44,371,108	—	—	—	44,371,108
Accrued expenses and other current liabilities	8,689,543	—	—	—	8,689,543
Bonds payable	1,108,150	2,216,300	44,911,191	37,834,474	86,070,115
Other long-term payables	59,000	36,000	18,000	—	113,000
Guarantee deposits	—	199,315	—	—	199,315

	105,571,367	2,451,615	44,929,191	37,834,474	190,786,647

Derivative financial instruments
Forward exchange contracts
Outflows	9,417,062	—	—	—	9,417,062
Inflows	(9,443,940)	—	—	—	(9,443,940)

	(26,878)	—	—	—	(26,878)

Cross currency swap contracts
Outflows	7,985,450	—	—	—	7,985,450
Inflows	(7,986,190)	—	—	—	(7,986,190)

	(740)	—	—	—	(740)

	$105,543,749	$2,451,615	$44,929,191	$37,834,474	$190,759,029

January 1, 2012
Non-derivative financial liabilities
Short-term loans	$25,933,177	$—	$—	$—	$25,933,177
Accounts payable (including related parties)	12,515,270	—	—	—	12,515,270
Payables to contractors and equipment suppliers	33,811,970	—	—	—	33,811,970
Accrued expenses and other current liabilities	7,112,898	—	—	—	7,112,898
Bonds payable	4,775,081	538,500	11,000,933	7,713,258	24,027,772
Guarantee deposits	—	439,032	—	—	439,032

	84,148,396	977,532	11,000,933	7,713,258	103,840,119

Derivative financial instruments
Forward exchange contracts
Outflows	1,515,822	—	—	—	1,515,822
Inflows	(1,528,206)	—	—	—	(1,528,206)

	(12,384)	—	—	—	(12,384)

	$84,136,012	$977,532	$11,000,933	$7,713,258	$103,827,735

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the parent company only financial statements approximate their fair values.

	December 31, 2013		December 31, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held-to-maturity financial assets
Commercial paper	$1,795,949	$1,795,612	$—	$—	$—	$—
Corporate bonds	—	—	701,146	708,973	1,403,427	1,426,474
Financial liabilities
Measured at amortized cost
Bonds payable	166,200,000	165,476,545	80,000,000	80,343,413	22,500,000	22,597,115

2)	Fair value measurements recognized in the parent company only balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$64,030	$—	$64,030

Available-for-sale financial assets
Publicly traded stocks	$646,402	$—	$—	$646,402

Financial liabilities at FVTPL
Derivative financial instruments	$—	$25,404	$—	$25,404

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$38,824	$—	$38,824

Available-for-sale financial assets
Publicly traded stocks	$1,845,052	$—	$—	$1,845,052

Financial liabilities at FVTPL
Derivative financial instruments	$—	$6,274	$—	$6,274

	January 1, 2012
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$14,925	$—	$14,925

Available-for-sale financial assets
Publicly traded stocks	$2,617,134	$—	$—	$2,617,134

There were no transfers between Level 1 and 2 for the years ended December 31, 2013 and 2012, respectively.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2013 and 2012, respectively.

3)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

34.	RELATED PARTY TRANSACTIONS

The transactions between the Company and its related parties, other than those disclosed in other notes, are summarized as follows:

a.	Net revenue

	Net Revenue from Sale of Goods		Net Revenue from Royalties
	Years Ended December 31		Years Ended December 31
	2013	2012	2013	2012
Related Party Categories
Subsidiaries	$414,108,019	$326,784,542	$15,624	$984
Associates	2,167,467	4,548,173	497,020	479,239
Associates of the Company’s subsidiaries	119,067	—	—	—
Joint venture of the Company’s subsidiaries	1,677	3,410	—	—

	$416,396,230	$331,336,125	$512,644	$480,223

b.	Purchases

	Years Ended December 31
	2013	2012
Related Party Categories
Subsidiaries	$25,422,634	$23,734,561
Associates	10,052,170	8,114,307

	$35,474,804	$31,848,868

c.	Receivables from related parties

	December 31, 2013	December 31, 2012	January 1, 2012
Related Party Categories
Subsidiaries	$52,750,047	$40,748,905	$24,661,104
Associates	219,424	238,380	116,218
Joint venture of the Company’s subsidiaries	332	159	212

	$52,969,803	$40,987,444	$24,777,534

d.	Payables to related parties

	December 31, 2013	December 31, 2012	January 1, 2012
Related Party Categories
Subsidiaries	$2,503,578	$2,485,560	$1,664,623
Associates	1,679,184	742,705	1,325,791
Joint venture of the Company’s subsidiaries	1,217	2,077	2,168

	$4,183,979	$3,230,342	$2,992,582

e.	Acquisition of property, plant and equipment and intangible assets

	Purchase Price
	Years Ended December 31
	2013	2012
Related Party Categories
Subsidiaries	$120,499	$230,532
Associates	21,135	47,051
Joint venture of the Company’s subsidiaries	—	1,224

	$141,634	$278,807

f.	Disposal of property, plant and equipment

	Years Ended December 31
	2013		2012
	Proceeds	Gains (Losses)	Proceeds	Gains (Losses)
Related Party Categories
Subsidiaries	$94,152	$2,570	$46,951	$(18,697)
Associates	58,265	2,787	14,531	(132)
Joint venture of the Company’s subsidiaries	—	948	9,000	213

	$152,417	$6,305	$70,482	$(18,616)

	Deferred Gains (Losses) from Disposal of Property, Plant and Equipment
	December 31, 2013	December 31, 2012	January 1, 2012
Related Party Categories
Subsidiaries	$46,235	$17,279	$(1,493)
Associates	—	(7,806)	—
Joint venture of the Company’s subsidiaries	—	948	—

	$46,235	$10,421	$(1,493)

g.	Others

	Manufacturing Expenses		Research and Development Expenses
	Years Ended December 31		Years Ended December 31
	2013	2012	2013	2012
Related Party Categories
Subsidiaries	$122,068	$180,998	$1,107,059	$975,455
Associates	908,977	—	903	4,644
Joint venture of the Company’s subsidiaries	5,187	14,586	6,340	8,254

	$1,036,232	$195,584	$1,114,302	$988,353

	Marketing Expenses - Commission		Non-operating Income
	Years Ended December 31		Years Ended December 31
	2013	2012	2013	2012
Related Party Categories
Subsidiaries	$736,937	$716,296	$18,636	$12,292
Associates	—	—	—	5,990

	$736,937	$716,296	$18,636	$18,282

	Other Receivables from Related Parties
	December 31, 2013	December 31, 2012	January 1, 2012
Related Party Categories
Subsidiaries	$351,169	$95,271	$65,736
Associates	220,831	179,692	121,767
Joint venture of the Company’s subsidiaries	—	—	525

	$572,000	$274,963	$188,028

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties using equity method, and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2013	2012
Short-term employee benefits	$1,242,451	$1,293,052
Post-employment benefits	7,998	3,009

	$1,250,449	$1,296,061

The compensation to directors and other key management personnel were determined by the Compensation Committee of the Company in accordance with the individual performance and the market trends.

35.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land from the Science Park Administration. These operating leases expire between February 2014 and December 2032 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2013	2012
Minimum lease payments	$671,371	$484,603

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Not later than 1 year	$666,791	$485,963	$453,868
Later than 1 year and not later than 5 years	2,426,891	1,783,197	1,642,683
Later than 5 years	5,110,098	3,655,825	3,255,047

	$8,203,780	$5,924,985	$5,351,598

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute ,the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity provided the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. In 2013 and 2012, the R.O.C. Government did not involve such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, the Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2013.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	The Company joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement whereby the Company shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. For the year ended December 31, 2013, the Company paid EUR55,078 thousand to ASML under the research and development funding agreement.

f.	In December 2013, Tela Innovations, Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission accusing the Company and TSMC North America of infringing one U.S. patent. In January 2014, the Company filed a lawsuit against Tela for trade secret misappropriation and breach of contract. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

g.	As of December 31, 2013, the Company provided financial guarantees of NT$44,700,000 thousand to its subsidiary, TSMC Global, in respect of the issuance of unsecured corporate bonds.

37.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount
December 31, 2013
Financial assets
Monetary items
USD	$2,601,226	29.800	$77,516,527
EUR	450,273	41.00	18,461,200
JPY	41,327,283	0.2834	11,712,152
Non-monetary items
HKD	168,334	3.84	646,402
Financial liabilities
Monetary items
USD	1,926,813	29.800	57,419,016
EUR	810,174	41.00	33,217,114
JPY	71,828,809	0.2834	20,356,284

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount
December 31, 2012
Financial assets
Monetary items
USD	$2,255,391	29.038	$65,492,054
EUR	117,136	38.39	4,496,863
JPY	35,290,837	0.3352	11,829,489
Non-monetary items
HKD	492,014	3.75	1,845,052
Financial liabilities
Monetary items
USD	2,171,316	29.038	63,050,668
EUR	245,237	38.39	9,414,653
JPY	43,052,403	0.3352	14,431,165
January 1, 2012
Financial assets
Monetary items
USD	$1,566,212	30.288	$47,437,444
EUR	124,425	39.27	4,886,187
JPY	33,073,336	0.3897	12,888,679
Non-monetary items
HKD	671,060	3.90	2,617,134
Financial liabilities
Monetary items
USD	1,626,129	30.288	49,252,192
EUR	106,931	39.27	4,199,185
JPY	34,942,421	0.3897	13,617,061

(Concluded)

Note: Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

38.	FIRST-TIME ADOPTION OF PARENT COMPANY ONLY FINANCIAL STATEMENTS ACCOUNTING STANDARDS

The transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements was on January 1, 2012 (the transition date). The effects on the Company’s parent company only balance sheets as of December 31, 2012 and January 1, 2012 as well as the parent company only statements of comprehensive income for the year ended December 31, 2012, were as follows:

a.	Exemptions

Except for optional exemptions and mandatory exceptions, the Company retrospectively applied Accounting Standards Used in Preparation of the Parent Company Only Financial Statements in its opening balance sheet at the date of transition, January 1, 2012.

1)	Business combinations. The Company elected not to apply related guidance retrospectively to business combinations that occurred before January 1, 2012. Therefore, in the opening balance sheet, the amount of goodwill generated from past business combinations was the same as the carrying amount of goodwill under R.O.C. GAAP as of January 1, 2012.

2)	Employee benefits. The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of the transition date. In addition, the Company elected to apply the exemption disclosure requirement provided by related guidance, in which the amounts of present value of defined benefit obligations, the fair value of plan assets, the surplus or deficit in the plan and the experience adjustments are determined for each accounting period prospectively from the transition date.

3)	Share-based payment. The Company elected to take the optional exemption from applying related guidance retrospectively for the shared-based payment transactions granted and vested before the transition date.

b.	Reconciliation of parent company only balance sheet as of December 31, 2012

		Effect of Transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements		Accounting Standards
		Recognition and		Used in Preparation of the Parent
R.O.C. GAAP		Measurement	Presentation	Company Only Financial Statements
Item	Amount	Difference	Difference	Amount	Item	Note
Current assets
Cash and cash equivalents	$109,150,810	$—	$—	$109,150,810	Cash and cash equivalents
Financial assets at fair value through profit or loss	38,824	—	—	38,824	Financial assets at fair value through profit or loss
Available-for-sale financial assets	1,845,052	—	—	1,845,052	Available-for-sale financial assets
Held-to-maturity financial assets	701,146	—	—	701,146	Held-to-maturity financial assets
Notes and accounts receivable	15,726,431	—	(474,037)	15,252,394	Notes and accounts receivable, net
Receivables from related parties	40,987,444	—	—	40,987,444	Receivables from related parties
Allowance for doubtful receivables	(474,037)	—	474,037	—	—
Allowance for sales returns and others	(5,732,738)	—	5,732,738	—	—	a)
Other receivables from related parties	274,963	—	—	274,963	Other receivables from related parties
Other financial assets	175,261	—	—	175,261	Other financial assets
Inventories	35,296,391	—	—	35,296,391	Inventories
Deferred income tax assets	7,728,464	—	(7,728,464)	—	—	b)
Prepaid expenses and other current assets	2,097,329	—	—	2,097,329	Other current assets

Total current assets	207,815,340	—	(1,995,726)	205,819,614	Total current assets

Long-term investments
Investments accounted for using equity method	139,264,161	(113,720)	—	139,150,441	Investments accounted for using equity method	e)
Financial assets carried at cost	483,759	—	—	483,759	Financial assets carried at cost

Total long-term investments	139,747,920	(113,720)	—	139,634,200

Net property, plant and equipment	586,603,294	—	32,742	586,636,036	Property, plant and equipment	c)

Intangible assets	6,449,837	—	—	6,449,837	Intangible assets

(Continued)

		Effect of Transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements		Accounting Standards
		Recognition and		Used in Preparation of the Parent
R.O.C. GAAP		Measurement	Presentation	Company Only Financial Statements
Item	Amount	Difference	Difference	Amount	Item	Note
Other assets
Deferred income tax assets	$2,244,947	$345,452	$7,728,464	$10,318,863	Deferred income tax assets	b), d)
Refundable deposits	2,394,826	—	—	2,394,826	Refundable deposits
Others	917,019	—	(32,742)	884,277	Other noncurrent assets	c)

Total other assets	5,556,792	345,452	7,695,722	13,597,966

Total	$946,173,183	$231,732	$5,732,738	$952,137,653	Total

Current liabilities
Short-term loans	$34,714,929	$—	$—	$34,714,929	Short-term loans
Financial liabilities at fair value through profit or loss	6,274	—	—	6,274	Financial liabilities at fair value through profit or loss
Accounts payable	13,392,221	—	—	13,392,221	Accounts payable
Payables to related parties	3,230,342	—	—	3,230,342	Payables to related parties
Income tax payable	15,196,399	—	—	15,196,399	Income tax payable
Accrued profit sharing to employees and bonus to directors	11,186,591	—	—	11,186,591	Accrued profit sharing to employees and bonus to directors
Payables to contractors and equipment suppliers	44,371,108	—	—	44,371,108	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	16,698,014	—	—	16,698,014	Accrued expenses and other current liabilities
—	—	—	5,732,738	5,732,738	Provisions	a)

Total current liabilities	138,795,878	—	5,732,738	144,528,616	Total current liabilities

Long-term liabilities
Bonds payable	80,000,000	—	—	80,000,000	Bonds payable
Other long-term payables	54,000	—	—	54,000	Other long-term payables

Total long-term liabilities	80,054,000	—	—	80,054,000

Other liabilities
Accrued pension cost	3,926,276	2,878,766	—	6,805,042	Accrued pension cost	d)
Guarantee deposits	199,315	—	—	199,315	Guarantee deposits

Total other liabilities	4,125,591	2,878,766	—	7,004,357

Total liabilities	222,975,469	2,878,766	5,732,738	231,586,973	Total liabilities

Capital stock	259,244,357	—	—	259,244,357	Capital stock

Capital surplus	56,137,809	(462,469)	—	55,675,340	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	115,820,123	—	—	115,820,123	Appropriated as legal capital reserve
Appropriated as special capital reserve	7,606,224	—	—	7,606,224	Appropriated as special capital Reserve
Unappropriated earnings	287,174,942	(2,189,821)	—	284,985,121	Unappropriated earnings	d), e)

	410,601,289	(2,189,821)	—	408,411,468

Others
Cumulative translation adjustments	(10,753,763)	(43)	—	(10,753,806)	Foreign currency translation reserve	e)
Net loss not recognized as pension cost	(5,299)	5,299	—	—	—	e)
Unrealized gain/loss on financial instruments	7,973,321	—	—	7,973,321	Unrealized gain/loss from available-for-sale financial assets

	(2,785,741)	5,256	—	(2,780,485)

Total shareholders’ equity	723,197,714	(2,647,034)	—	720,550,680	Total equity

Total	$946,173,183	$231,732	$5,732,738	$952,137,653	Total

(Concluded)

c.	Reconciliation of parent company only balance sheet as of January 1, 2012

		Effect of Transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements		Accounting Standards
		Recognition and		Used in Preparation of the Parent
R.O.C. GAAP		Measurement	Presentation	Company Only Financial Statements
Item	Amount	Difference	Difference	Amount	Item	Note
Current assets
Cash and cash equivalents	$85,262,521	$—	$—	$85,262,521	Cash and cash equivalents
Financial assets at fair value through profit or loss	14,925	—	—	14,925	Financial assets at fair value through profit or loss
Available-for-sale financial assets	2,617,134	—	—	2,617,134	Available-for-sale financial assets
Held-to-maturity financial assets	701,136	—	—	701,136	Held-to-maturity financial assets
Notes and accounts receivable	19,894,386	—	(485,120)	19,409,266	Notes and accounts receivable, net
Receivables from related parties	24,777,534	—	—	24,777,534	Receivables from related Parties
Allowance for doubtful receivables	(485,120)	—	485,120	—	—
Allowance for sales returns and others	(4,887,879)	—	4,887,879	—	—	a)
Other receivables from related parties	188,028	—	—	188,028	Other receivables from related parties
Other financial assets	122,010	—	—	122,010	Other financial assets
Inventories	22,853,397	—	—	22,853,397	Inventories
Deferred income tax assets	5,779,544	—	(5,779,544)	—	—	b)
Prepaid expenses and other current assets	1,725,736	—	—	1,725,736	Other current asset

Total current assets	158,563,352	—	(891,665)	157,671,687	Total current assets

Long-term investments
Investments accounted for using equity method	128,200,718	(57,462)	—	128,143,256	Investments accounted for using equity method	e)
Held-to-maturity financial assets	702,291	—	—	702,291	Held-to-maturity financial assets
Financial assets carried at cost	497,835	—	—	497,835	Financial assets carried at cost

Total long-term investments	129,400,844	(57,462)	—	129,343,382

Net property, plant and equipment	454,373,533	—	47,237	454,420,770	Property, plant and equipment	c)

Intangible assets	6,287,000	—	—	6,287,000	Intangible assets

Other assets
Deferred income tax assets	7,221,824	227,117	5,779,544	13,228,485	Deferred income tax assets	b), d)
Refundable deposits	4,491,735	—	—	4,491,735	Refundable deposits
Others	1,069,586	—	(47,237)	1,022,349	Other noncurrent assets	c)

Total other assets	12,783,145	227,117	5,732,307	18,742,569

Total	$761,407,874	$169,655	$4,887,879	$766,465,408	Total

Current liabilities
Short-term loans	$25,926,528	$—	$—	$25,926,528	Short-term loans
Accounts payable	9,522,688	—	—	9,522,688	Accounts payable
Payables to related parties	2,992,582	—	—	2,992,582	Payables to related parties
Income tax payable	10,647,797	—	—	10,647,797	Income tax payable
Accrued profit sharing to employees and bonus to directors	9,055,704	—	—	9,055,704	Accrued profit sharing to employees and bonus to directors
Payables to contractors and equipment suppliers	33,811,970	—	—	33,811,970	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,057,161	—	—	13,057,161	Accrued expenses and other current liabilities
Current portion of bonds payable	4,500,000	—	—	4,500,000	Current portion of bonds payable
—	—	—	4,887,879	4,887,879	Provisions	a)

Total current liabilities	109,514,430	—	4,887,879	114,402,309	Total current liabilities

Long-term liabilities
Bonds payable	18,000,000	—	—	18,000,000	Bonds payable

Other liabilities
Accrued pension cost	3,860,898	2,271,173	—	6,132,071	Accrued pension cost	d)
Guarantee deposits	439,032	—	—	439,032	Guarantee deposits

Total other liabilities	4,299,930	2,271,173	—	6,571,103

Total liabilities	131,814,360	2,271,173	4,887,879	138,973,412	Total liabilities

Capital stock	259,162,226	—	—	259,162,226	Capital stock

Capital surplus	55,846,357	(374,695)	—	55,471,662	Capital surplus	e)

(Continued)

		Effect of Transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements		Accounting Standards
		Recognition and		Used in Preparation of the Parent
R.O.C. GAAP		Measurement	Presentation	Company Only Financial Statements
Item	Amount	Difference	Difference	Amount	Item	Note
Retained earnings					Retained earnings
Appropriated as legal capital reserve	$102,399,995	$—	$—	$102,399,995	Appropriated as legal capital reserve
Appropriated as special capital reserve	6,433,874	—	—	6,433,874	Appropriated as special capital reserve
Unappropriated earnings	213,357,286	(1,726,828)	—	211,630,458	Unappropriated earnings	d), e)

	322,191,155	(1,726,828)	—	320,464,327

Others
Cumulative translation adjustments	(6,433,369)	5	—	(6,433,364)	Foreign currency translation reserve	e)
Unrealized gain/loss on financial instruments	(1,172,855)	—	93	(1,172,762)	Unrealized gain/loss from available-for-sale financial assets
—	—	—	(93)	(93)	Cash flow hedges reserve

	(7,606,224)	5	—	(7,606,219)

Total shareholders’ equity	629,593,514	(2,101,518)	—	627,491,996	Total equity

Total	$761,407,874	$169,655	$4,887,879	$766,465,408	Total

(Concluded)

d.	Reconciliation of parent company only statement of comprehensive income for the year ended December 31, 2012

		Effect of Transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements		Accounting Standards
		Recognition and		Used in Preparation of the Parent
R.O.C. GAAP		Measurement	Presentation	Company Only Financial Statements
Item	Amount	Difference	Difference	Amount	Item	Note
Net sales	$499,871,887	$—	$497,638	$500,369,525	Net revenue	f)
Cost of sales	265,538,540	(44,355)	—	265,494,185	Cost of revenue	d)

Gross profit before affiliates elimination	234,333,347	44,355	497,638	234,875,340	Gross profit before unrealized gross profit on sales to associates
Unrealized gross profit from affiliates	(25,029)	—	—	(25,029)	Unrealized gross profit on sales to associates

Gross profit	234,308,318	44,355	497,638	234,850,311	Gross profit

Operating expenses
Research and development	38,788,245	(18,289)	—	38,769,956	Research and development	d)
General and administrative	16,330,060	(5,822)	—	16,324,238	General and administrative	d)
Marketing	2,388,243	(1,354)	—	2,386,889	Marketing	d)

Total operating expenses	57,506,548	(25,465)	—	57,481,083

—	—	—	(549,087)	(549,087)	Other operating income and expenses, net	f)

Income from operations	176,801,770	69,820	(51,449)	176,820,141	Income from operations

Non-operating income and gains
Equity in earnings of equity method investees, net	8,127,748	47,642	—	8,175,390	Share of profits of subsidiaries and associates	e)
Interest income	867,227	—	(867,227)	—	—	f)
Settlement income	883,845	—	(883,845)	—	—	f)
—	—	—	327,744	327,744	Foreign exchange gain, net	f)
Technical service income	497,638	—	(497,638)	—	—	f)
Others	811,619	—	(811,619)	—	—	f)
—	—	—	936,903	936,903	Other income	f)
—	—	4,977	(1,567,654)	(1,562,677)	Other gains and losses	e), f)

Total non-operating income and gains	11,188,077	52,619	(3,363,336)	7,877,360

(Continued)

		Effect of Transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements		Accounting Standards
		Recognition and		Used in Preparation of the Parent
R.O.C. GAAP		Measurement	Presentation	Company Only Financial Statements
Item	Amount	Difference	Difference	Amount	Item	Note
Non-operating expenses and losses
Impairment of financial assets	$2,677,529	$—	$(2,677,529)	$—	—	f)
Interest expense	945,114	—	—	945,114	Finance costs
Impairment loss on idle assets	418,330	—	(418,330)	—	—	f)
Loss on disposal of property, plant and equipment	146,647	—	(146,647)	—	—	f)
Others	172,279	—	(172,279)	—	—	f)

Total non-operating expenses and losses	4,359,899	—	(3,414,785)	945,114

Income before income tax	183,629,948	122,439	—	183,752,387	Income before income tax
Income tax expense	17,471,146	(37,045)	—	17,434,101	Income tax expense	d)

Net income	$166,158,802	$159,484	$—	166,318,286	Net income

				(4,317,386)	Exchange differences arising on translation of foreign operations
				2,407,647	Changes in fair value of available-for-sale financial assets
				7,118,419	Share of other comprehensive income of subsidiaries and associates	e)
				(677,413)	Actuarial loss from defined benefit plans	d)
				(328,010)	Income tax expense related to components of other comprehensive income	d)

				4,203,257	Other comprehensive income for the year, net of income tax

				$170,521,543	Total comprehensive income for the year

(Concluded)

e.	Significant reconciliation differences in statement of cash flows for the year ended December 31, 2012

For the year ended December 31, 2012, the Company partially disposed and acquired its interests in subsidiaries without the loss of control with the cash inflows and cash outflows of NT$587,902 thousand and NT$2,259,244 thousand, respectively. Under R.O.C. GAAP, such cash flows were classified as investing activities. However, under Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, such cash flows were classified as financing activities.

The Company prepared the statement of cash flows using the indirect method under R.O.C. GAAP, in which the interest received is not required to be disclosed separately; instead, the interest received and the interest paid are included within the operating activities in the statement of cash flows. However, according to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements for the year ended December 31, 2012, the interest received of NT$834,314 thousand should be disclosed separately in the investing activities; and the interest paid of NT$670,165 thousand should be disclosed in the financing activities based on their nature, respectively.

Except for the above differences, there are no other significant differences between R.O.C. GAAP and Accounting Standards Used in Preparation of the Parent Company Only Financial Statements in the parent company only statement of cash flows.

f.	Notes to the reconciliation of the significant differences:

a)	Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the year the related revenue is recognized based on historical experience. The corresponding allowance for sales returns and others is presented as a reduction in accounts receivable. Under Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions in accordance with the related guidance.

As of December 31, 2012 and January 1, 2012, the amounts reclassified from allowance for sales returns and others to provisions were NT$5,732,738 thousand and NT$4,887,879 thousand, respectively.

b)	Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset and liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the parent company only financial statements, it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. Under Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, a deferred tax asset and liability is classified as noncurrent asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. In accordance with the related guidance, deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

As of December 31, 2012 and January 1, 2012, the amounts reclassified from deferred income tax assets to noncurrent assets were NT$7,728,464 thousand and NT$5,779,544 thousand, respectively.

c)	The classification of assets leased to others and idle assets

Under R.O.C. GAAP, assets leased to others and idle assets are classified under other assets. Under Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, the aforementioned items are classified as property, plant and equipment according to their nature. In accordance with the related guidance, investment properties are defined as properties held to earn rentals or for capital appreciation; however, the Company’s assets leased to others are mainly housing facilities leased to employees and manufacturing facilities leased to suppliers. The housing facilities leased to employees are not classified as investment properties; and manufacturing facilities leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the entire facility.

As of December 31, 2012 and January 1, 2012, the amounts reclassified from assets leased to others and idle assets to property, plant and equipment were NT$32,742 thousand and NT$47,237 thousand, respectively.

d)	Employee benefits

The Company had recognized the pension cost and retirement benefit obligation under its defined benefit plans based on actuarial valuations performed in conformity with R.O.C. GAAP. Under Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, the Company should carry out actuarial valuation on defined benefit obligation in accordance with the related guidance.

In addition, under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of such actuarial gains and losses. When using the corridor approach, actuarial gains and losses is amortized over the expected average remaining working lives of the participating employees.

Under the related guidance, the Company elects to recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

At the transition date, the Company performed the actuarial valuation under the related guidance and recognized the valuation difference directly to retained earnings. For the year ended December 31, 2012, total actuarial gains and losses were also recognized to other comprehensive income in accordance with actuarial valuation carried out in 2012.

In addition, under R.O.C. GAAP, a minimum pension liability should be recognized in the balance sheet. If the accrued pension cost is less than the minimum pension liability, the difference should be recognized as an additional liability. Under Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, there is no aforementioned requirement to recognize minimum pension liability.

As of December 31, 2012 and January 1, 2012, accrued pension cost of the Company was adjusted for an increase of NT$2,878,766 thousand and NT$2,271,173 thousand, respectively; deferred income tax assets were adjusted for an increase of NT$345,452 thousand and NT$227,117 thousand, respectively. For the year ended December 31, 2012, pension cost and income tax expense of the Company were adjusted for a decrease of NT$69,820 thousand and NT$37,045 thousand, respectively; actuarial loss from defined benefit plans and income tax benefit related to components of other comprehensive income were recognized in the amount of NT$677,413 thousand and NT$81,290 thousand, respectively.

e)	Investments accounted for using the equity method

The Company has evaluated significant differences between current accounting policies and Accounting Standards Used in Preparation of the Parent Company Only Financial Statements for the Company’s subsidiaries and associates accounted for using the equity method. The significant difference is mainly due to the adjustment to employee benefits.

In addition, if the investor subscribes to additional shares of associates and joint ventures that is disproportionate to its existing ownership percentage and results in a decrease in the investor’s ownership percentage in the associate and joint venture, the resulting carrying amount of the investment differs from the amount of the investor’s share in the equity of the associates and joint venture. Under R.O.C. GAAP, the investor records such a difference as an adjustment to the carrying amount of the investment with the corresponding amount charged or credited to capital surplus. Under Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, such a difference is still adjusted to carrying amount of the investment and capital surplus. If the investor’s ownership interest in an associate and joint venture decreases, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate and joint venture shall be reclassified to profit or loss on the same basis as would be required if the associate and joint venture had directly disposed of the related assets or liabilities.

As of December 31, 2012 and January 1, 2012, as a result of the differences mentioned above, investment accounted for using the equity method was adjusted for a decrease of NT$113,720 thousand and NT$57,462 thousand, respectively; foreign currency translation reserve was adjusted for a decrease of NT$43 thousand and an increase of NT$5 thousand, respectively; capital surplus was adjusted for a decrease of NT$462,469 thousand and NT$374,695 thousand, respectively. As of December 31, 2012, net loss not recognized as pension cost was adjusted for a decrease of NT$5,299 thousand. In addition, equity in earnings of equity method investees and share of other comprehensive income of subsidiaries and associates were adjusted for an increase of NT$47,642 thousand and decrease of NT$26,402 thousand respectively for the year ended December 31, 2012; other gains and losses was adjusted for a gain of NT$4,977 thousand for the year ended December 31, 2012.

f)	The reclassification of line items in the parent company only statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, income from operations in the income statement only includes net revenue, cost of revenue and operating expenses. Under Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, based on the nature of operating transactions, technical service income is reclassified under net revenue; rental revenue, depreciation of rental assets, net gain or loss on disposal of property, plant and equipment and other assets, and impairment loss on idle assets, are reclassified under other operating income and expenses, which are included in income from operations.

Under Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, based on the nature of operating transactions, for the year ended December 31, 2012, the Company also reclassified technical service income of NT$497,638 thousand to net revenue, rental revenue of NT$469 thousand, net loss on disposal of property, plant and equipment and other assets of NT$125,488 thousand, other income of NT$918 thousand, depreciation of rental assets of NT$6,656 thousand and impairment loss on idle assets of NT$418,330 thousand to other operating income and expenses; other income of NT$327,744 thousand was reclassified to net foreign exchange gain. In addition, interest income of NT$867,227 thousand and dividend income of NT$69,676 thousand were also reclassified to other income; settlement income of NT$883,845 thousand, net gain on disposal of financial assets of NT$110,365 thousand, others of NT$286,266 thousand (under non-operating income and gains), net valuation loss on financial instruments of NT$152,814 thousand, impairment loss of financial assets of NT$2,677,529 thousand as well as others of NT$17,787 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the year ended December 31, 2012.

39.	ADDITIONAL DISCLOSURES

a.	Financings provided: None;

b.	Endorsement/guarantee provided: Please see Table 1 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entities): Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Information about the derivative financial instruments transaction: Please see Note 7;

j.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

k.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 34.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship
0	The Company	TSMC Global	Subsidiary	$211,877,064	$ (US$	44,700,000 1,500,000)	$ (US$	44,700,000 1,500,000)	$ (US$	44,700,000 1,500,000)	$—	5.3%	$211,877,064	Yes	No	No

Note 1:	The total amount of the guarantee provided by the Company to any individual entity shall not exceed ten percent (10%) of the Company’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by the Company are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of the Company’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited

MARKETABLE SECURITIES HELD

DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
The Company	Commercial paper
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	100	$998,018	N/A	$997,608
	Taiwan Power Company	—	”	80	797,931	N/A	798,004
	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	275,957	646,402	1	646,402	Note
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230	193,584	10	437,105
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	340,108
	W.K. Technology Fund IV	—	”	4,000	39,280	2	34,919
	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	78,303	12	78,303
	Crimson Asia Capital	—	”	—	53,211	1	53,211

Note:	The carrying value represents carrying amount less accumulated impairment of NT$412,901 thousand.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Carrying Value (Foreign Currencies in Thousands)	Gain/Loss on Disposal (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
The Company	Stock
	Semiconductor Manufacturing International Corporation	Available-for-sale financial assets	—	—	1,277,958	$1,845,052	—	$—	1,002,001	$1,830,424	$983,715	$846,709	275,957	$646,402
	TSMC SSL	Investments accounted for using equity method	Note 2	Subsidiary	430,400	2,389,541	124,274	1,242,744	—	—	—	—	554,674	2,154,913
	Commercial Paper
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—	—	100	998,018	—	—	—	—	100	998,018
	Taiwan Power Company	”	—	—	—	—	80	797,931	—	—	—	—	80	797,931

Note 1:	The ending balance includes unrealized gains/losses on financial assets, share of profits/losses of investees and other related adjustment to equity.
Note 2:	The acquisition is primarily consisted of cash injection.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
The Company	Land	January 3, 2013	$2,248,400	By the contract	Miaoli County Government	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	January 22, 2013 to August 29, 2013	3,561,600	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	January 27, 2013 to June 21, 2013	4,373,205	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	March 3, 2013 to October 25, 2013	338,948	By the construction progress	I Domain Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	April 3, 2013 to May 15, 2013	2,615,744	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	May 27, 2013 to June 19, 2013	615,038	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
Company Name			Purchases/Sales	Amount (Foreign Currencies in Thousands)	% to Total	Payment Terms	Unit Price (Note 1)	Payment Terms (Note 1)	Ending Balance (Foreign Currencies in Thousands)	% to Total
TSMC	TSMC North America	Subsidiary	Sales	$414,087,565	69	Net 30 days from invoice date	—	—	$52,750,047	74
	GUC	Associate	Sales	1,970,934	1	Net 30 days from the end of the month of when invoice is issued	—	—	219,424	—
	VIS	Associate	Sales	195,101	—	Net 30 days from the end of the month of when invoice is issued	—	—	—	—
	Mcube Inc. (Mcube)	Associate of the Company’s subsidiary (Note 2)	Sales	119,067	—	Net 30 days from invoice date	—	—	—	—
	TSMC China	Subsidiary	Purchases	16,902,114	27	Net 30 days from the end of the month of when invoice is issued	—	—	(1,509,508)	8
	WaferTech	Indirect subsidiary	Purchases	8,520,337	14	Net 30 days from the end of the month of when invoice is issued	—	—	(685,906)	4
	VIS	Associate	Purchases	6,993,964	11	Net 30 days from the end of the month of when invoice is issued	—	—	(731,587)	4
	SSMC	Associate	Purchases	3,056,372	5	Net 30 days from the end of the month of when invoice is issued	—	—	(382,007)	2

Note 1:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
Note 2:	TSMC Partners, the subsidiary of the Company, did not exercise significant influence over Mcube starting the third quarter of 2013, and therefore, Mcube is no longer a related party to the Company.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
TSMC	TSMC North America	Subsidiary	$53,078,207	41	$16,627,236	—	$18,782,230	$—
	GUC	Associate	219,424	42	—	—	—	—
	VIS	Associate	105,881	(Note 2)	—	—	—	—

Note 1: The calculation of turnover days excludes other receivables from related parties.

Note 2: The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2013 (Foreign Currencies in Thousands)	December 31, 2012 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$64,953,489	$(172,392)	$(172,392)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	42,861,788	3,516,560	3,516,667	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	39	10,556,348	4,370,988	1,724,819	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	7,457,733	5,039,563	1,954,847	Associate
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	4,551,318	(1,554,038)	(1,516,235)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,763,194	468,309	468,309	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	5,546,744	4,304,000	554,674	92	2,154,913	(1,663,137)	(1,550,850)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,866,123	288,881	37,942	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,056,141	289,204	100,746	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,908,912	1,896,914	—	50	892,439	(1,509,593)	(151,326)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	596,514	704,447	—	98	441,763	(3,662)	(3,589)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	290,838	37,659	37,659	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	841,757	852,258	—	99.5	144,924	(10,806)	(10,753)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	124,762	4,717	4,717	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	150,000	100,000	—	100	85,162	(22,899)	(22,899)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	29,475	1,296	1,296	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	Please refer to Table 10 for information on investment in Mainland China.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2013 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2013 (US$ in Thousands)		Percentage of Ownership	Share of Profits/ Losses	Carrying Amount as of December 31, 2013	Accumulated Inward Remittance of Earnings as of December 31, 2013
						Outflow	Inflow
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$18,939,667 (RMB 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	100%	$5,111,975 (Note 2)	$23,845,371	$—

Accumulated Investment in Mainland China as of December 31, 2013 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ 18,939,667 (US$ 596,000)	$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	Amount was recognized based on the audited financial statements.

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX
MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET	2
STATEMENT OF RECEIVABLES FROM RELATED PARTIES	3
STATEMENT OF INVENTORIES	4
STATEMENT OF OTHER CURRENT ASSETS	Note 16
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	5
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 14
STATEMENT OF CHANGES IN ACCUMULATED DEPRECIATION AND ACCUMULATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT	Note 14
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 15
STATEMENT OF DEFERRED INCOME TAX ASSETS	Note 28
STATEMENT OF SHORT-TERM LOANS	6
STATEMENT OF PAYABLES TO RELATED PARTIES	7
STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS	8
STATEMENT OF PROVISIONS	Note 18
STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES	9
STATEMENT OF BONDS PAYABLE	10
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF NET REVENUE	11
STATEMENT OF COST OF REVENUE	12
STATEMENT OF OPERATING EXPENSES	13
STATEMENT OF OTHER OPERATING INCOME AND EXPENSES, NET	Note 24
STATEMENT OF FINANCE COSTS	Note 26
STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION	14

STATEMENT 1

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Item	Description	Amount
Cash
Petty cash		$530
Cash in banks
Checking accounts and demand deposits		3,390,420
Foreign currency deposits	Including US$206,545 thousand @29.800, JPY94 thousand @0.2834, EUR54 thousand @41.00	6,157,302
Time deposits	From 2013.09.25 to 2014.04.30, interest rates at 0.35%-1.10%, including NT$ 105,214,460 thousand, US$5,400 thousand @29.800, JPY40,981,458 thousand @0.2834 and EUR378,338 thousand @41.00	132,501,391
Cash equivalents
Repurchase agreements collateralized by corporate bonds	Expired by 2014.01.23, interest rates at 0.65%-0.70%	1,708,603
Repurchase agreements collateralized by short-term commercial paper	Expired by 2014.02.26, interest rates at 0.64%-0.66%	2,395,644
Repurchase agreements collateralized by government bonds	Expired by 2014.01.23, interest rates at 0.65%-0.66%	284,878

Total		$146,438,768

STATEMENT 2

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Client Name	Amount
MediaTek Inc.	$2,066,935
Spreadtrum Communications, Inc.	1,380,840
NXP Semiconductors N.V.	1,185,287
STMicroelectronics Pte Ltd.	928,011
Others (Note 1)	12,368,306

17,929,379
Less: Allowance for doubtful accounts	483,502

Total	$17,445,877

Note 1:	The amount of individual client included in others does not exceed 5% of the account balance.
Note 2:	The accounts receivable past due over one year amounted to NT$20 thousand for which the Company has recognized appropriate allowance for doubtful accounts.

STATEMENT 3

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF RECEIVABLES FROM RELATED PARTIES

DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Client Name	Amount
TSMC North America	$52,750,047
Others (Note)	219,756

Total	$52,969,803

Note:	The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 4

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF INVENTORIES

DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value
Finished goods	$7,049,813	$14,607,068
Work in process	24,857,927	68,937,287
Raw materials	2,208,291	2,195,941
Supplies and spare parts	1,127,030	1,315,950

Total	$35,243,061	$87,056,246

STATEMENT 5

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

										Adjustments
								Adjustments to	Adjustments	Resulting
							Increase	Share of	Arising from	from the
							(Decrease)	Changes in	Changes in	Transactions
							in Using the	Equity of	Percentage of	with				Market Value or Net Assets
	Balance, January 1, 2013		Additions		Decrease		Equity Method	Subsidiaries	Ownership in	Subsidiaries	Balance, December 31, 2013			Value
	Shares		Shares		Shares		Amount	and Associates	Subsidiaries	and Associates	Shares			Unit Price
Investees	(In Thousands)	Amount	(In Thousands)	Amount	(In Thousands)	Amount	(Note 3)	Amount	Amount	Amount	(in Thousands)%		Amount	(NT$)		Total Amount	Collateral
Stocks
TSMC Global	1	$49,954,386	—	$—	—	$—	$14,999,103	$—	$—	$—	1	100	$64,953,489			$64,953,489	Nil
TSMC Partners	988,268	38,635,129	—	—	—	—	4,226,405	—	254	—	988,268	100	42,861,788			42,862,161	Nil
VIS	628,223	9,406,597	—	—	—	—	1,110,938	38,813	—	—	628,223	39	10,556,348	35.40	(Note 1)	22,239,112	Nil
SSMC	314	6,710,956	—	—	—	—	746,777	—	—	—	314	39	7,457,733			7,243,749	Nil
TSMC Solar	1,118,000	6,011,397	—	—	—	—	(1,454,686)	(2,740)	(2,647)	(6)	1,118,000	99	4,551,318			4,512,306	Nil
TSMC North America	11,000	3,209,288	—	—	—	—	553,906	—	—	—	11,000	100	3,763,194			3,763,194	Nil
TSMC SSL	430,400	2,389,541	124,274	1,242,744	—	—	(1,547,898)	—	70,526	—	554,674	92	2,154,913			2,154,913	Nil
Xintec	94,950	1,541,824	—	293,578 (Note 4)	—	—	28,926	1,967	(172)	—	94,950	40	1,866,123			1,669,922	Nil
GUC	46,688	1,214,825	—	—	—	—	(38,801)	44	—	(119,927)	46,688	35	1,056,141	74.00	(Note 2)	3,454,902	Nil
TSMC Europe	—	235,761	—	—	—	—	55,077	—	—	—	—	100	290,838			290,838	Nil
TSMC Japan	6	142,412	—	—	—	—	(17,650)	—	—	—	6	100	124,762			124,762	Nil
TSMC Korea	80	26,935	—	—	—	—	2,540	—	—	—	80	100	29,475			29,475	Nil

Subtotal		119,479,051		1,536,322		—	18,664,637	38,084	67,961	(119,933)			139,666,122			153,298,823

Capital

TSMC China	—	17,828,683	—	—	—	—	6,059,284	—	—	(42,596)	—	100	23,845,371			24,026,559	Nil
VTAF III	—	1,047,285	—	46,945	—	(34,947)	(168,451)	—	1,607	—	—	50	892,439			869,955	Nil
VTAF II	—	563,056	—	14,578	—	(122,511)	(13,360)	—	—	—	—	98	441,763			435,517	Nil
Emerging Alliance	—	167,359	—	2,955	—	(13,456)	(11,934)	—	—	—	—	99.5	144,924			144,924	Nil
TSMC GN	—	65,007	—	50,000	—	—	(22,723)	—	(7,122)	—	—	100	85,162			85,162	Nil

Subtotal		19,671,390		114,478		(170,914)	5,842,816	—	(5,515)	(42,596)			25,409,659			25,562,117

Total		$139,150,441		$1,650,800		$(170,914)	$24,507,453	$38,084	$62,446	$(162,529)			$165,075,781			$178,860,940

Note 1:	The unit price is calculated by closing price of Gre Tai Securities Market as of December 31, 2013.
Note 2:	The unit price is calculated by closing price of the Taiwan Stock Exchange as of December 31, 2013.
Note 3:	Including share of profit or loss of subsidiaries and associates, share of other comprehensive income of subsidiaries and associates and cash dividends received from subsidiaries and associates.
Note 4:	Please refer to Note 31 for gain on deconsolidation of subsidiary.

STATEMENT 6

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF SHORT-TERM LOANS

DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Type	Balance, End of Year	Contract Period	Range of Interest Rates (%)	Loan Commitments		Collateral	Remark
Unsecured loans
JPMorgan Chase Bank N.A.	$4,321,000	2013.12.26-2014.01.07	0.38	US$	200,000	Nil	—
The Bank Of Nova Scotia	3,337,600	2013.12.16-2014.01.24	0.38		$3,500,000	Nil	—
Credit Agricole Corporate & Investment Bank	2,384,000	2013.12.16-2014.01.15	0.38	US$	100,000	Nil	—
BNP Paribas	2,235,000	2013.12.16-2014.01.06	0.42	US$	75,000	Nil	—
Citibank Taiwan, Limited	1,788,000	2013.12.06-2014.01.03	0.40	US$	110,000	Nil	—
Citibank	1,579,400	2013.12.06-2014.01.03	0.40	US$	395,000	Nil	—

	$15,645,000

STATEMENT 7

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO RELATED PARTIES

DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Vendor Name	Amount
TSMC China	$1,509,508
VIS	731,587
WaferTech, LLC	685,906
Xintec	565,590
SSMC	382,007
Others (Note)	309,381

Total	$4,183,979

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 8

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS

DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Vendor Name	Amount
ASML Hong Kong Ltd.	$31,688,679
Applied Materials South East Asia Pte Ltd.	15,960,433
TOKYO Electron Ltd.	7,240,498
Others (Note)	34,666,204

Total	$89,555,814

Note:	The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 9

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Item	Amount
Salary and bonus payable	$6,834,181
Utilities	2,043,803
Receipts in advance	1,653,999
Interest expense	1,300,609
Joint development project expenses	1,153,472
Others (Note)	8,647,345

Total	$21,633,409

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 10

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF BONDS PAYABLE

DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

					Amount
Bonds Name	Trustee	Issuance Date	Interest Payment Date	Coupon Rate (%)	Total Amount	Repayment paid	Balance, End of Year	Unamortized Premiums (Discounts)	Carrying Value	Repayment	Collateral
Domestic unsecured bonds-100-1
- A	Mega International Commercial Bank Co., Ltd.	2011.09.28	on 09.28 annually	1.40	$10,500,000	$—	$10,500,000	$—	$10,500,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2011.09.28	on 09.28 annually	1.63	7,500,000	—	7,500,000	—	7,500,000	Bullet repayment	Nil
Domestic unsecured bonds-100-2
- A	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.29	10,000,000	—	10,000,000	—	10,000,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.46	7,000,000	—	7,000,000	—	7,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-1
- A	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.28	9,900,000	—	9,900,000	—	9,900,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.40	9,000,000	—	9,000,000	—	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.28	12,700,000	—	12,700,000	—	12,700,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.39	9,000,000	—	9,000,000	—	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-3	Taipei Fubon Commercial Bank Co., Ltd.	2012.10.09	on 10.09 annually	1.53	4,400,000	—	4,400,000	—	4,400,000	Bullet repayment	Nil
Domestic unsecured bonds-101-4
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.23	10,600,000	—	10,600,000	—	10,600,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.35	10,000,000	—	10,000,000	—	10,000,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.49	3,000,000	—	3,000,000	—	3,000,000	Bullet repayment	Nil
Domestic unsecured bonds-102-1
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.23	6,200,000	—	6,200,000	—	6,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.38	11,600,000	—	11,600,000	—	11,600,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.50	3,600,000	—	3,600,000	—	3,600,000	Bullet repayment	Nil
Domestic unsecured bonds-102-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.50	10,200,000	—	10,200,000	—	10,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.70	3,500,000	—	3,500,000	—	3,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-3
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.34	4,000,000	—	4,000,000	—	4,000,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.52	8,500,000	—	8,500,000	—	8,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-4
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.35	1,500,000	—	1,500,000	—	1,500,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.45	1,500,000	—	1,500,000	—	1,500,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.60	1,400,000	—	1,400,000	—	1,400,000	Bullet repayment	Nil
- D	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.85	2,600,000	—	2,600,000	—	2,600,000	Bullet repayment	Nil
- E	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.05	5,400,000	—	5,400,000	—	5,400,000	Bullet repayment	Nil
- F	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.10	2,600,000	—	2,600,000	—	2,600,000	Bullet repayment	Nil

TOTAL					$166,200,000	$—	$166,200,000	$—	$166,200,000

STATEMENT 11

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NET REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Item	Shipments (Piece) (Note)	Amount
Sales of goods
Wafer	15,664,497	$557,314,791
Other		33,249,937

		590,564,728
Royalty		522,872

Net revenue		$591,087,600

Note:	8-inch equivalent wafers.

STATEMENT 12

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF COST OF REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Item	Amount
Raw materials used
Balance, beginning of year	$3,666,048
Raw material purchased	26,515,240
Raw materials, end of year	(2,208,291)
Transferred to manufacturing or operating expenses	(7,359,525)
Others	(70,385)

Subtotal	20,543,087
Direct labor	10,581,290
Manufacturing expenses	261,349,482

Manufacturing cost	292,473,859
Work in process, beginning of year	24,442,123
Work in process, end of year	(24,857,927)
Transferred to manufacturing or operating expenses	(5,653,705)

Cost of finished goods	286,404,350
Finished goods, beginning of year	5,936,018
Finished goods purchased	35,468,500
Finished goods, end of year	(7,049,813)
Transferred to manufacturing or operating expenses	(3,449,307)
Scrapped	(216,998)

Subtotal	317,092,750
Others	2,314,413

Total	$319,407,163

STATEMENT 13

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2013

(In thousands of New Taiwan Dollars)

Item	Research and Development Expenses	General and Administrative Expenses	Selling Expenses
Payroll and related expense	$15,998,678	$5,021,640	$1,395,396
Depreciation expense	11,925,017	769,735	1,670
Consumables	6,706,174	61,371	1,718
Repair and maintenance expense	2,672,805	1,863,742	1,108
Joint development project expenses	2,562,711	—	—
Utilities	819,391	1,971,997	—
Management fees of the Science Park Administration	—	1,139,662	—
Patents	—	893,054	—
Commission	—	—	736,889
Others (Note)	6,237,695	5,976,210	167,691

Total	$46,922,471	$17,697,411	$2,304,472

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 14

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

(In thousands of New Taiwan Dollars)

	Year Ended December 31, 2013				Year Ended December 31, 2012
	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total
Labor cost
Salary and bonus	$31,781,705	$20,201,521	$—	$51,983,226	$27,681,298	$19,198,385	$—	$46,879,683
Labor and health insurance	1,829,180	1,070,653	—	2,899,833	1,509,487	920,024	—	2,429,511
Pension	1,029,341	555,714	—	1,585,055	901,762	517,758	—	1,419,520
Others	1,151,330	587,826	—	1,739,156	973,986	505,500	—	1,479,486

	$35,791,556	$22,415,714	$—	$58,207,270	$31,066,533	$21,141,667	$—	$52,208,200

Depreciation	$134,545,283	$12,696,422	$25,120	$147,266,825	$111,929,312	$10,441,847	$6,656	$122,377,815

Amortization	$1,099,542	$973,384	$—	$2,072,926	$1,273,689	$748,375	$—	$2,022,064